Exhibit 99.3

NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

TO BE USED IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON JUNE 14, 2016 FOR THE SOLICITATION OF PROXIES BY AND ON BEHALF OF INTEROIL CORPORATION

April 25, 2016

THE BOARD AND MANAGEMENT OF INTEROIL CORPORATION UNANIMOUSLY RECOMMEND VOTING ONLY THE ENCLOSED WHITE PROXY FORM:

AGAINST	EACH of the DISSIDENT RESOLUTIONS

FOR	The Election of ALL OF the INTEROIL NOMINEES TO THE BOARD

FOR	THE APPROVAL OF THE 2016 STOCK INCENTIVE PLAN

FOR	THE APPOINTMENT OF Pricewaterhousecoopers, chartered accountants as our auditors

FOR	THE rejection OF THE mulacek expenses

YOUR WHITE PROXY MUST BE RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC. OR MACKENZIE PARTNERS, INC. BEFORE 8:00 P.M. (EASTERN TIME) ON JUNE 10, 2016.

If you have any questions, or require any assistance in voting your shares, please call:

Telephone Toll Free: (800) 322-2885; Outside North America Call Collect: (212) 929-5500

Email: iocproxy@mackenziepartners.com

Dear InterOil Shareholders,

On June 14, 2016 we will be holding an annual and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of InterOil Corporation (“InterOil”, the “Corporation”, “we”, “us” or “our”) at 10:00 a.m. (Eastern Time) in the Grand Salon, JW Marriot Essex House New York, 160 Central Park S, New York 10019.

We strongly encourage all Shareholders to complete the enclosed WHITE proxy or voting instruction form, as applicable, and vote in favour of the matters recommended by your board of directors (the “Board”). The matters being considered are critically important to the future of your investment and the operation of InterOil.

The Meeting will, in addition to InterOil’s annual and special business, address resolutions proposed by Mr. Phil E. Mulacek and certain of his associates (collectively, “Mulacek”). Mulacek has proposed a binding resolution reducing the size of the Board to six and other non-binding advisory resolutions as set forth in Appendix “A” of the accompanying management information circular (collectively, the “Dissident Resolutions”).

In filings with the U.S. Securities and Exchange Commission1 and in a media interview2, Mr. Mulacek has stated that he may nominate director nominees for election to the Board. He further noted that he has not decided yet if he would nominate himself or others to the Board.

Following the departure of Mr. Mulacek as Chief Executive Officer and a director of InterOil in 2013, we have implemented important initiatives to put InterOil on a path to monetize the Corporation’s world-class assets for the benefit of all Shareholders. As a result of actions by the Board and management, InterOil is a stable company with a significant interest in the proposed Elk-Antelope liquefied natural gas joint venture project (the “Papua LNG Project”), potentially the world’s lowest cost new-build LNG project. Specifically, we have:

•	A revamped Board and new management team with global LNG experience. Six (6) of the eight (8) nominees proposed by InterOil for re-election to the Board and all of the executive management team, including the Chief Executive Officer, Dr. Michael Hession, have joined InterOil since Mr. Mulacek’s departure in 2013. Today, the Board and management are comprised of highly-qualified and proven leaders, particularly in the development of global large-scale LNG projects.

•	Started development of the Elk-Antelope gas fields with super-major Total S.A. Your Board and management introduced the super-major, Total S.A. of France (“Total”), to develop and operate the Papua LNG Project which, based on independent analysts’ reports, is expected to be one of the lowest cost and most competitive new-build LNG projects in the world.

1 Schedule 13D, filed by Mulacek on March 29, 2016.

2 Bloomberg, “InterOil’s Former CEO Seeks Change After $250 Million in Losses,” April 5, 2016.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.
If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.
Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

(i)

•	Streamlined the business to focus purely on upstream exploration and development. In mid-2014, the Corporation sold its non-core refining and distribution businesses, enhancing the Corporation’s balance sheet and focusing the Corporation’s strategy on its world-class exploration acreage and the Papua LNG Project.

•	Significantly reduced operating costs. InterOil has streamlined the Corporation’s business after divesting the refining and distribution business and non-core functions covering road construction and maintenance. The Corporation also closed offices in Australia and the United States, and reduced staff numbers by more than 70%.

•	Strengthened the Corporation’s financial position. InterOil now maintains a strong balance sheet as a result of your Board and management team’s determination to put InterOil on a path to monetize the Corporation’s assets, including payments from Total based on the size of the Elk-Antelope fields, to obtain favourable agreements with its strategic partners and to strengthen the Corporation’s relationship with key financial partners. The Corporation also recently entered into a new US$400 million credit facility and is well positioned to meet its Papua LNG Project commitments and exploration commitments across its portfolio.

InterOil’s management team and Board remain committed to executing InterOil’s strategy and vision to create significant and sustainable value for our Shareholders. Your InterOil nominees have the necessary mix of skills, technical capabilities and industry expertise to soundly steward a complex public international oil and gas exploration company such as InterOil with assets in a developing country such as Papua New Guinea.

We can and must ensure that we maintain a Board that has the right mix of skills, will provide strong oversight and act in the best interests of InterOil and its Shareholders.

Nominations of candidates for election as directors at the Meeting may be submitted until May 16, 2016. If nominees are proposed by Mulacek, we will file and mail a supplemental management information circular including our recommendation on such nominees.

The Board DOES NOT support the Dissident Resolutions as they are not in the best interests of InterOil and its Shareholders. These resolutions would: (i) restrict the ability of Shareholders to appoint a Board with appropriate skills; (ii) restrict the business judgment of the Board due to their overly prescriptive and restrictive nature; (iii) place InterOil at a competitive disadvantage in attracting qualified directors and officers; (iv) create inherent conflicts of interest; (v) unnecessarily increase costs; and (vi) deter potential counterparties from pursuing transactions with InterOil that may otherwise be accretive to the Shareholders.

All of the factors requiring your consideration are more fully explained in the accompanying documents, including InterOil’s notice of special and annual meeting and management information circular. We urge all Shareholders to read and carefully consider this information.

The Board strongly recommends that all Shareholders vote AGAINST each of the Dissident Resolutions, DISREGARD proxy forms received from Mulacek and vote FOR the InterOil nominees. Regardless of how many common shares you own we urge you to read the enclosed management information circular carefully and vote the enclosed WHITE proxy as the Board recommends.

If you have any questions, please contact MacKenzie Partners, Inc., which is assisting us with the Meeting, at (800) 322-2885 toll-free in North America, or (212) 929-5500 outside North America or by email at iocproxy@mackenziepartners.com.

On behalf of the Board and management, we thank you for your continued support of InterOil.

Yours truly,

(signed) “Chris Finlayson”
Chris Finlayson
Chairman of the Board of Directors

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.
If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.
Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

(ii)

INTEROIL CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 14, 2016

TO THE SHAREHOLDERS OF INTEROIL CORPORATION:

Notice is hereby given that the annual and special meeting (the “Meeting”) of shareholders of InterOil Corporation (“InterOil”) will be held at 10:00 a.m. (Eastern Time) in the Grand Salon, JW Marriot Essex House New York, 160 Central Park S, New York 10019.

The purposes of the Meeting are to:

1.	consider and, if thought fit, approve an ordinary resolution proposed by Mr. Phillipe E. Mulacek, Five Sterling LP, the Sterling Mulacek Trust and Petroleum Independent & Exploration LLC (collectively, “Mulacek”) as further described in and substantially in the form set forth in Appendix “A” of the accompanying management information circular of InterOil dated April 25, 2016 (the “Circular”) to fix the number of directors of InterOil to be elected at the Meeting at six (6) (the “Dissident Director Election Resolution”);

2.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form set forth in Appendix “A” of the Circular proposing certain amendments to the charter of the compensation committee of the board of directors of InterOil (the “Board”) regarding the cash component of directors’ compensation, holding periods on equity compensation and change of control entitlements (the “Dissident Compensation Committee Charter Resolution”);

3.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form set forth in Appendix “A” of the Circular proposing certain amendments to the charter of the nominations and governance committee of the Board regarding director qualifications (the “Dissident Nomination and Governance Committee Resolution”);

4.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form set forth in Appendix “A” of the Circular proposing certain amendments to the charter of the reserves governance committee of the Board regarding the disclosure obligations of commercial discoveries and the qualifications of reserves evaluators (the “Dissident Reserves Governance Committee Resolution”);

5.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form set forth in Appendix “A” of the Circular proposing certain amendments to the charter (the “Board Charter”) of the Board regarding a shareholder approval transaction threshold (the “Dissident Material Transactions Resolution”);

6.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form provided in the Circular proposing certain amendments to the Board Charter regarding the implementation of a disclosure policy (the “Dissident Disclosure Policy Resolution”);

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.
If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.
Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

(iii)

7.	receive the audited financial statements of InterOil for the year ended December 31, 2015, together with the report of the Auditor (as defined below) thereon;

8.	elect directors of InterOil;

9.	consider and, if thought fit, approve an ordinary resolution as further described in and substantially in the form set forth in the Circular approving and confirming the new stock incentive plan of InterOil, which plan will become effective on June 14, 2016 concurrent with the termination of the previous stock incentive plan of InterOil, adopted in 2009 (the “New Plan Resolution”);

10.	to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants (the “Auditor”) as external auditor of InterOil and to authorize the Board to fix their remuneration (the “Auditor Resolution”);

11.	consider and, if thought fit, approve an ordinary resolution described in and substantially in the form set forth in the Circular denying the expenses of Mulacek in connection with its requisition of a meeting (the “Mulacek Expenses Denial Resolution”); and

12.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

The management of InterOil are soliciting the enclosed WHITE proxy. The Circular provides additional information about matters to be dealt with at the Meeting and forms part of this Notice of Annual and Special Meeting of Shareholders.

THE BOARD OF INTEROIL UNANIMOUSLY RECOMMENDS THAT YOU VOTE, USING THE WHITE PROXY AS FOLLOWS:

•	AGAINST EACH OF THE DISSIDENT RESOLUTIONS;

•	FOR EACH OF THE INTEROIL NOMINEES FOR ELECTION TO THE BOARD;

•	FOR THE NEW PLAN RESOLUTION;

•	FOR THE AUDITOR RESOLUTION; AND

•	FOR THE MULACEK EXPENSES DENIAL RESOLUTION.

Your vote is important to us, regardless of the number of common shares held. Please vote today using only the WHITE proxy.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.
If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.
Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

(iv)

Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the WHITE proxy to InterOil’s transfer agent:

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario, Canada
M5J 2Y1
Attention: Proxy Department

or

to InterOil’s proxy solicitation agent:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

by 8:00 p.m. (Eastern Time) on Friday, June 10, 2016, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting is reconvened, to ensure that as large a representation as possible may be had at the Meeting. The WHITE proxy also includes instructions as to how you may vote by fax, telephone or via the internet.

Individuals, corporations or other persons directly registered as shareholders of InterOil on April 25, 2016 are entitled to receive notice of and to vote at the Meeting or any adjournment or adjournments thereto. For a proxy to be valid and acted on at the Meeting, forms of proxy must be received by 8:00 p.m. (Eastern Time) on Friday, June 10, 2016, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting is reconvened.

Our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2015 are available under our profile on SEDAR at www.sedar.com.

Dated this 25th day of April, 2016.

By the Order of the Board of Directors

(signed) “Sheree Ford”
Sheree Ford
General Counsel and Corporate Secretary

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.
If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.
Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

(v)

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YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.
If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.
Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

INTEROIL CORPORATION
Yukon Territory
Canada

MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

to be held on June 14, 2016

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of InterOil Corporation (“InterOil” or the “Corporation”) of WHITE proxies to be used at the annual and special meeting and all adjournments thereof (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on Tuesday, June 14, 2016 at 10:00 a.m. (Eastern Time) in the Grand Salon, JW Marriot Essex House New York, 160 Central Park S, New York 10019 for the purposes set out in the enclosed Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”). In this Circular, references to “we”, “us”, “our”, “the Corporation” and “InterOil” refer to InterOil Corporation, unless the context requires otherwise. All dollar amounts are expressed in U.S. dollars unless otherwise stated or the context requires. All references to “C$” refer to Canadian dollars. The financial statements of InterOil are prepared in U.S. dollars and in accordance with International Financial Reporting Standards.

It is anticipated that copies of this Circular, the Notice of Meeting, and the accompanying WHITE proxy will be distributed to Shareholders on or about May 4, 2016. We are not sending proxy related materials to registered or beneficial Shareholders using the notice and access provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). We are sending proxy-related materials indirectly through intermediaries to non-objecting beneficial owners (as described in NI 54-101) of Common Shares using the procedures set out in NI 54-101. We will pay for intermediaries to deliver to objecting beneficial owners (as described in NI 54-101) of Common Shares as set out in NI 54-101, this Circular and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

The date of this Circular is April 25, 2016. All information presented in this Circular is presented as at April 25, 2016 unless otherwise indicated.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Meeting has been organized as an annual and special meeting. In addition, Mr. Phillipe E. Mulacek and certain of his associates (collectively, “Mulacek”), have requisitioned (the “Requisition”) that the Dissident Director Election Resolution, the Dissident Compensation Committee Charter Resolution, the Dissident Nomination and Governance Committee Resolution, the Dissident Reserves Governance Committee Resolution, the Dissident Material Transactions Resolution and the Dissident Disclosure Policy Resolution (each as defined below) (collectively, the “Dissident Resolutions”) be tabled at the Meeting.

The Requisition and the matters set out therein represent the views of Mulacek only and are not endorsed by the Board or InterOil. The full text of each Dissident Resolution in the form provided to InterOil by Mulacek is set forth in Appendix “A” to this Circular.

The purposes of the Meeting are to:

1.	consider and, if thought fit, approve an ordinary resolution proposed by Mulacek to fix the number of directors of InterOil to be elected at the Meeting at six (6) (the “Dissident Director Election Resolution”);

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

2.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek proposing certain amendments to the charter (the “CC Charter”) of the compensation committee (the “Compensation Committee”) of the board of directors of InterOil (the “Board”) regarding the cash component of directors’ compensation, holding periods on equity compensation and change of control entitlements (the “Dissident Compensation Committee Charter Resolution”);

3.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek proposing certain amendments to the charter (the “NGC Charter”) of the nominations and governance committee (the “Nominations and Governance Committee”) of the Board regarding director qualifications (the “Dissident Nomination and Governance Committee Resolution”);

4.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek proposing certain amendments to the charter (the “RGC Charter”) of the reserves governance committee (the “Reserves Governance Committee”) of the Board regarding the disclosure obligations of commercial discoveries and the qualifications of reserves evaluators (the “Dissident Reserves Governance Committee Resolution”);

5.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek proposing certain amendments to the charter (the “Board Charter”) of the Board regarding a shareholder approval transaction threshold (the “Dissident Material Transactions Resolution”);

6.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek proposing certain amendments to the Board Charter regarding the implementation of a disclosure policy (the “Dissident Disclosure Policy Resolution”);

7.	receive the audited financial statements of InterOil for the year ended December 31, 2015, together with the report of the Auditor (as defined below) thereon;

8.	elect directors of InterOil;

9.	consider and, if thought fit, approve an ordinary resolution approving and confirming the new stock incentive plan of InterOil, which plan will become effective on June 14, 2016 concurrent with the termination of the previous stock incentive plan of InterOil, adopted in 2009 (the “New Plan Resolution”);

10.	to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants (the “Auditor”) as external auditor of InterOil and to authorize the Board to fix their remuneration (the “Auditor Resolution”);

11.	consider and, if thought fit, approve an ordinary resolution denying the expenses of Mulacek in connection with the Requisition (the “Mulacek Expenses Denial Resolution”); and

12.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

REASONS TO VOTE FOR THE INTEROIL NOMINEES

The Board and Management of InterOil Unanimously Recommend Voting FOR the election of ALL of the InterOil Nominees to the Board

Management of InterOil proposes to nominate for election as directors of InterOil each of Christopher Finlayson, Ford Nicholson, Michael Hession, Sir Rabbie L. Namaliu, Sir Wilson Kamit, (William) Ellis Armstrong, Yap Chee Keong and Isikeli Reuben Taureka (collectively, the “InterOil Nominees”), each of whom is currently a director. For greater detail regarding the InterOil Nominees, see “Business of the Meeting – Election of Directors”.

The primary reasons for the Board and management’s recommendation to elect ALL of the InterOil Nominees to the Board include:

1.	Revamped Board and management team with broad industry expertise and in-depth expertise in large-scale LNG projects

InterOil benefits from a revamped Board and management team. Six (6) of the eight (8) InterOil Nominees and all of the executive management team, including the Chief Executive Officer, Dr. Michael Hession, have joined InterOil since Mr. Mulacek’s departure in mid-2013. Current members of the Board, including Messrs. Finlayson, Hession, Taureka, Nicholson, Armstrong and Yap, each has an average of more than 30 years of experience in energy, finance and large-scale LNG development.

Mr. Finlayson, who is the Chairman of the Board, is the former Chief Executive Officer of BG Group following a 33-year career with Royal Dutch Shell. Mr. Finlayson is currently a non-executive director of Lloyds Register Group and a director of Hoegh LNG AS which is listed on the Oslo Stock Exchange.

Dr. Hession, who is the Chief Executive Officer of InterOil and an executive director, is a former BP executive and most recently a senior executive at Woodside Energy Ltd, the largest listed LNG producer in Australia.

Mr. Nicholson, who is deputy Chairman of the Board and a director, is the President of Kepis & Pobe Financial Group, the co-founder and Director of Nations Energy Ltd. and a founding shareholder and former Board Member of Bankers Petroleum Ltd.

Dr. Armstrong, a director of InterOil, is the former Chief Financial Officer for BP’s global E&P business. He is also a non-executive director of Lamprell plc and Lloyds Register Group.

Mr. Taureka, an executive director of InterOil and Papua New Guinean citizen, is the former General Manager and Country Manager for Chevron New Guinea Limited, where he was responsible for oil operations in Papua New Guinea and Western Australia. He is also the former head of Chevron Corporation’s Geothermal and Power Operations and former President of ChevronTexaco China Energy Company where he had responsibility for Chevron’s oil and gas upstream activities in China.

Mr. Yap, a director of InterOil, is the former Chief Financial Officer of Singapore Power and currently the chairman of Citibank Singapore Limited.

Sir Rabbie Namaliu, a director of InterOil, is a former Prime Minister of Papua New Guinea. He is also a director of various companies with operations in Papua New Guinean, including Perth-based Marengo Mining Limited and Kina Asset Management Ltd.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

Sir Wilson Kamit, also a director of InterOil, is a former Governor of the Bank of Papua New Guinea and has amongst other roles recently served on the board of the Asian Development Bank.

The InterOil Nominees and management team comprise professional leaders who have the right mix of global oil and gas experience, large-scale LNG project expertise, local experience and institutional knowledge to oversee the execution of InterOil’s strategy to create value for Shareholders.

2.	Transformation of InterOil with strategic actions to realize the value of its assets

The current Board’s strategic actions include introducing Total S.A. of France (“Total”) as operator of Petroleum Retention License 15 (“PRL 15”) in Papua New Guinea to develop the Elk-Antelope gas fields as a liquefied natural gas project (the “Papua LNG Project”) while maintaining a sizable equity interest in the project. Independent analysts expect the Papua LNG Project to be one of the lowest cost and most competitive new-build LNG projects in the world. Other actions have included divesting the Corporation’s non-core refining and distribution business to focus purely on upstream exploration and development and renewing InterOil’s exploration licenses in the Gulf Province.

In the past two years, InterOil and its partners have sufficiently advanced appraisal of the Elk-Antelope fields to confirm world-class connectivity, deliverability and excellent reservoir quality across the fields. Positive results from its last three appraisal wells at Elk-Antelope have given InterOil greater confidence in a two-train LNG project.

Additionally, InterOil successfully drilled three exploration wells to enable the renewal of InterOil’s exploration licenses for up to 11 years. Two of those exploration wells were new discoveries and have increased InterOil’s oil and gas resources (for additional detail regarding InterOil’s oil and gas resources, see the 2015 AIF (as defined below)).

To preserve and sustain the momentum that InterOil has generated over the past two years, it is essential and in the best interests of InterOil and the Shareholders that the Board continue to be comprised of a mix of directors who live and work in Papua New Guinea, have experience in large-scale LNG development and marketing, industry knowledge and credibility to properly govern InterOil and oversee its business and relationships.

3.	A clear strategy to create value for Shareholders

Today, InterOil is primarily focused on the development of the Elk-Antelope fields, on operating efficiently to preserve liquidity to develop the Papua LNG Project and maintaining our exploration opportunities. As a result of the Board’s strategic actions, InterOil is well positioned in the current low-commodity price environment.

Moreover, its agreement with Total includes substantial fixed payments to InterOil on completion of milestones for the Papua LNG Project that are not linked to oil and gas prices and that will further benefit InterOil’s liquidity. At the end of the Elk-Antelope appraisal, InterOil expects to receive a significant cash payment that is not linked to commodity prices and a further cash payment on sanctioning of the Papua LNG Project. The Board’s decisions have provided a clear development path to participating in one of the world’s lowest cost LNG projects.

4.	InterOil is poised to deliver Shareholder value through monetizing its world-class assets

InterOil has taken and will continue to take steps to realize maximum value from its assets. With Total as a super-major operator of the Papua LNG Project, it has continued to develop the project through major survey work and selection of key development sites. We are now entering the final stages of the Elk-Antelope appraisal program and are poised to benefit from development of the Papua LNG Project. The Corporation also continues to develop relationships with credible partners to monetize other gas discoveries. The Board is executing a strategy that will deliver enhanced value and will continue to act in the best interests of InterOil and its Shareholders.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

REASONS TO REJECT THE DISSIDENT RESOLUTIONS

For the reasons set out below, the Board believes that each of the Dissident Resolutions are not in the best interests of InterOil or its Shareholders.

The Board recommends that Shareholders vote against each of the Dissident Resolutions.

It is the intention of the management nominees designated in the enclosed WHITE proxy to vote the Common Shares in respect of which they are appointed proxy AGAINST each of the Dissident Resolutions unless the Shareholder who has given such proxy has directed that the Common Shares be voted otherwise.

Each of the Dissident Resolutions other than the Dissident Director Election Resolution is a non-binding advisory resolution, meaning that the results will not be binding on the Board. However, the Board will consider the outcome of the votes as part of its customary continuous review of corporate governance principles.

Dissident Director Election Resolution

The Board and management recommend voting AGAINST the Dissident Director Election Resolution to fix the number of directors of InterOil to be elected at the Meeting at six (6) because:

The Board believes that it is not in InterOil’s best interests to fix the number of directors at six (6). A Board of only six directors is insufficient to ensure an adequate mix of skills, capabilities and industry expertise to soundly steward a complex public international oil and gas exploration company such as InterOil with assets in a developing country such as Papua New Guinea.

A large public resource company requires a diverse board composition to respond to the many demands of its complex and varied operations and to the obligations of a public company such as financial reporting, disclosure obligations, compliance, governance and various regulatory requirements. This is especially relevant to InterOil where it is domiciled in the Yukon Territory of Canada, listed on the New York Stock Exchange (the “NYSE”) in the United States and has operations in Papua New Guinea. Although we have recently streamlined our operations as a result of the transfer of the operatorship of PRL 15 to Total, we still operate our other exploratory and retention licenses. As we continue developing the Papua LNG Project, additional skills, including those for developing and financing a large-scale LNG project, will be needed as our business becomes significantly more complex.

Your Board recognizes the need for fewer directors due to the streamlining of InterOil’s business and believes that an eight (8) member board is appropriate for the current demands on the Corporation. Each of the InterOil Nominees brings a unique set of skills, capabilities, and industry expertise, which are critical to the Board’s function. The number of nominees to the Board is consistent with InterOil’s peers, as set out below:

•	Cairn Energy PLC	(9)
•	Cobalt International Energy Inc.	(10)
•	Karoon Gas Australia Limited	(8)
•	Kosmos Energy Ltd.	(11)
•	Oil Search Ltd.	(9)
•	Ophir Energy Plc	(8)
•	Santos Ltd	(8)
•	Tullow Oil	(11)

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

The risk to InterOil from the Dissident Director Election Resolution to limit the number of directors to six (6) is heightened when viewed with the proposed director qualifications set out in the Dissident Nomination and Governance Committee Resolution.

The proposed amendments to the NGC Charter set out in the Dissident Nomination and Governance Committee Resolution require that “at least one third of the directors must have direct skills, competency and experience in matters relevant to the exploration and development of the Corporation’s onshore licenses and development assets in the Papua New Guinea jungle”.

While the Board agrees that onshore exploration and development experience and knowledge of Papua New Guinea should be, and is, reflected on the Board, the Board must also have expertise in financial reporting, disclosure obligations, compliance, governance, regulatory matters and other skills. Similarly, the Board should possess expertise in the development and execution of large, international mega projects.

Further, the proposed limit also would preclude the Board’s ability to effectively refresh its membership over time by limiting its ability to appoint highly qualified directors as they become available.

The Board believes that it has struck the appropriate balance between number of board members and the need for the Board to have the required range and depth of skills, experience and knowledge in light of the current and anticipated demands and obligations of InterOil.

Dissident Compensation Committee Charter Resolution

The Board and management recommend voting AGAINST the Dissident Compensation Committee Charter Resolution because:

Director Compensation – Section 5.1 of the CC Charter (Director Remuneration)

The Board believes that it is not in InterOil’s best interests to adopt the proposed amendments of the Dissident Compensation Committee Charter Resolution regarding a ceiling to total cash director compensation. InterOil’s director compensation practices were restructured on July 1, 2013 following benchmarking by Guerdon Associates. The compensation practices were benchmarked against relevant similar companies listed in the United States, Australia, Canada, the United Kingdom and Papua New Guinea and the Board believes that InterOil’s director compensation practices are in line with the Corporation’s peers.

InterOil’s existing director compensation practices already place significant emphasis on equity-based compensation and accordingly align the interests of directors with those of the Shareholders.

During 2015, only 26% of non-executive directors’ compensation was in cash and the average cash compensation per non-executive director was approximately $81,000 for each of the eight non-executive directors that served for the majority of the year, which includes all Board and committee membership fees. Accordingly, the Board believes that InterOil’s compensation practices are appropriate for the Corporation, and that the proposed Dissident Compensation Committee Charter Resolution would put InterOil at a competitive disadvantage in attracting and retaining qualified directors.

It is particularly significant that fixing levels of total cash compensation will create a conflict of interest if the Board finds that it is in the best interests of the Corporation to add additional members to the Board. That decision would not be free of conflict as the fixed compensation will have the inevitable result of reducing the compensation of members of the Board making such decision.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

Director Compensation – Section 5.1 of the CC Charter (Director Stock Ownership)

The Board further believes that the amendments to the CC Charter, as set forth in the Dissident Compensation Committee Charter Resolution regarding the transfer restrictions of Common Shares received by directors are unnecessary.

In 2014, InterOil adopted the Stock Ownership Policy which ensures that directors maintain meaningful levels of equity ownership in the Corporation that aligns their interest with those of Shareholders. As conceived by the Dissident Compensation Committee Charter Resolution, a Board member would be incentivized to leave the Board to access his or her compensation for service. The Board believes strongly that members should maintain meaningful levels of ownership, but the Board does not believe that compensation should be structured to have the unintended consequence of frustrating continuity in the operation of InterOil. The Board believes that the current programs and guidelines achieve that goal while providing appropriate personal financial flexibility for our Board members. Further, imposing restrictions on stock ownership post-employment is not consistent with market practices and would be difficult to enforce in practice.

Change of Control Payment – Section 5.3 of the CC Charter

The Board believes that it is not in InterOil’s best interests to adopt the proposed amendments of the Dissident Compensation Committee Charter Resolution regarding change of control entitlements.

Change of control benefits align the interests of executive officers with those of Shareholders by encouraging executive officer stability, commitment and independent judgment when executive officer efforts are critical to outcomes that can significantly positively impact Shareholders.

For InterOil to effectively recruit and retain executive talent for its business, executive employment contracts are agreed when an executive is hired, reviewed and periodically amended. These contracts are usually influenced by complex factors, including the common law severance rights of executives and the compensation practices of competing employers. The Compensation Committee requires the authority and discretion to consider these factors and to structure and negotiate executive employment contracts under its stewardship. Pre-emptively imposing limits on change of control payments would put InterOil at a competitive disadvantage in attracting and retaining executive officers with the skills and expertise to lead the Corporation. The Board believes this is particularly true in the oil and gas sector in Papua New Guinea where the availability of experienced executive officers is limited.

The overwhelming majority of InterOil’s peer companies, and other companies with which InterOil competes for executive talent, provide their executive officers with entitlements on a change of control and none of these peer companies to our knowledge impose any similar restrictions on change of control entitlements.

The Board also notes that InterOil’s executive employment contracts have been amended over the past two years to ensure that change in control entitlements are consistent with market practices, the entitlements of which are set out in the Circular at “Disclosure of Termination and Change of Control Benefits”.

On the Threshold Price of no less than $60.00 per Common Share proposed by the Dissident Compensation Committee Charter Resolution, the Board believes such a target is not in the best interests of the Corporation because it may cause misalignment between the executive officers’ interests and incentives and those of the Shareholders.

The arbitrary price per share on a change in control may lead executives to hold out for a transaction that might not come. It might also encourage excessive risk taking and a short-term focus on meeting the prescribed threshold instead of the long-term success of InterOil. Further, the Threshold Price does not contemplate an adjustment mechanism to take into account evolving industry, regulatory and economic conditions, any company specific events or other relevant factors.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

Ultimately, the Board believes the Compensation Committee, which is composed entirely of independent directors, is in the best position to design competitive executive compensation arrangements that are in the best interests of InterOil and our Shareholders. The Compensation Committee can do this best when it has the flexibility to exercise good judgment, taking into account all relevant considerations under the circumstances. As such, the Board does not believe this resolution is appropriate or in the best interests of InterOil or its Shareholders.

Dissident Nomination and Governance Committee Resolution

The Board and management recommend voting AGAINST the Dissident Nomination and Governance Committee Resolution because:

The Board believes that it is not in InterOil’s best interests to adopt the proposed amendments of the Dissident Nominations and Governance Committee Resolution.

While the Board agrees that exploration and development experience should be, and is, reflected on the Board, the Board must also have expertise in financial reporting, disclosure obligations, compliance, governance, regulatory matters and other skills.

The restrictions suggested by the Dissident Nomination and Governance Committee Resolution would restrict InterOil’s ability to nominate and retain the most qualified and appropriate directors by imposing certain narrow criteria. The broad wording in the NGC Charter and the Board of Directors and Senior Management Diversity Policy (the “Diversity Policy”) as currently in effect provides the Nomination and Governance Committee flexibility to consider a candidate’s suitability having regard to the composition of the Board and the evolving nature of InterOil’s business, including direct skills, competency and experience in matters relevant to the exploration and development of the Corporation’s onshore licences and development assets in the Papua New Guinea jungle.

The InterOil Nominees include three Papua New Guinea nationals with experience unique to Papua New Guinea and together with management possess experience in exploration and development of oil and gas assets, as well as relevant finance, governance, compliance and accounting competencies required of audit committee members by Canadian securities laws, the Securities and Exchange Commission (the “SEC”) and the NYSE.

On the above basis, the Board considers the amendments to the NGC Charter are contrary to the best interests of InterOil.

Dissident Reserves Governance Committee Resolution

The Board and management recommend voting AGAINST the Dissident Reserves Governance Committee Resolution because:

Review and Commercial Discovery – Section 4(c) of the RGC Charter

The Corporation already complies with best practice in relation to reserves and resources disclosure. The Board believes that it is not in InterOil’s best interests to adopt the proposed amendments of the Dissident Reserves Governance Committee Resolution because they would impose unnecessary obligations and additional expenses on the Corporation.

The RGC Charter was developed in compliance with the Corporation’s various SEC and Canadian reporting obligations. These reporting obligations are some of the most rigorous in the world and are designed to appropriately balance the costs of disclosure for a company and investor protection. Under the RGC Charter, the duties and responsibilities of the Reserves Governance Committee are, among other things:

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

•	to review any proposed public disclosure or regulatory filings by the Corporation with respect to any reserves and/or resources evaluation and oil and gas activities and the material compliance thereof with applicable regulatory requirements and, if appropriate, make recommendations to the Board to approve or disapprove of the release or filing thereof;

•	to review and make recommendations to the Board respecting the appointment of a qualified reserves evaluator or auditor pursuant to the requirements of National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”);

•	to review, with reasonable frequency, the Corporation’s procedures relating to the disclosure of information concerning the oil and gas activities, resources and reserves of the Corporation, including the Corporation’s procedures for complying with the disclosure requirements of NI 51-101; and

•	to annually assess the work of the qualified reserves evaluator or auditor engaged by the Corporation.

With respect to the additional disclosure requirement regarding a commercial discovery, this feature is unusual and more onerous than what is prescribed by law and is inconsistent with disclosure practices of other public exploration and production companies.

This risks putting InterOil at a competitive disadvantage. Additionally, the Corporation has a consistent practice of regularly updating its Shareholders on material information about discoveries and will continue to provide appropriate material information in its disclosures regarding such discoveries. As such, the proposed amendments to Section 4(c) of the RGC Charter are redundant and may cause competitive harm to the Corporation.

Evaluator – Section 4(d) of the RGC Charter

Starting with its March 2009 resources report, InterOil has engaged GLJ Petroleum Consultants (“GLJ”) as qualified reserves evaluator for the Elk and Antelope resource evaluations. The Reserves Governance Committee regularly reviews the qualifications and experience of its evaluators including compliance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”). Of particular relevance, we note that GLJ is the same evaluator that was used during Mr. Mulacek’s tenure with InterOil. In addition, the Corporation recently appointed RISC Pty Ltd. (“RISC”) for certain assets. RISC’s appointment was based on a consideration of RISC’s:

•	strong understanding of the regional geology of Papua New Guinea, which shares many geological characteristics with Australia and South East Asia;

•	familiarity with analogue fields in the region like Malampaya (Philippines) and Arum-Pase (Indonesia); and

•	familiarity with the COGEH and NI 51-101.

Accordingly, the Board believes the proposed Dissident Reserves Governance Committee Resolution is unnecessary.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

Dissident Material Transactions Resolution

The Board and management recommend voting AGAINST the Dissident Material Transactions Resolution because:

The Board believes that it is not in InterOil’s best interests to adopt the proposed amendments of the Dissident Material Transactions Resolution.

As proposed, the Transaction Threshold would detrimentally affect the Corporation’s ability to conduct its business because putting ordinary and customary matters up for shareholder approval is a lengthy and costly process. This provision would effectively eliminate InterOil’s ability to participate in any transaction seeking an expedited closing regardless of the potential benefit to InterOil and its Shareholders. Further, the need to seek shareholder approval may deter potential counterparties from pursuing transactions with InterOil that may otherwise add Shareholder value.

In any case, the Corporation is required to comply with its by-laws and other applicable laws to obtain Shareholder approval of material transactions. This is in addition to applicable corporate law and NYSE requirements which establish thresholds for transactions that must be approved by Shareholders. These thresholds have been developed by regulators to appropriately balance companies’ abilities to conduct business effectively and shareholders ability to influence material transactions. The proposed amendments, which would require a much lower Transaction Threshold than those provided by the by-laws of the Corporation, laws, regulations and rules, are arbitrary and have not been adopted by any of our peer group companies. Again, this may place InterOil at risk of a competitive disadvantage.

Dissident Disclosure Policy Resolution

The Board and management recommend voting AGAINST the Dissident Disclosure Policy Resolution because:

The Board believes that it is not in InterOil’s best interests to adopt the proposed amendments of the Dissident Disclosure Policy Resolution because the Corporation already has a robust policy on Disclosure Controls and Procedures, which was last reviewed and updated in 2015, a copy of which is attached as Appendix “F” to this Circular.

The Corporation’s current policy was developed having regard to SEC and Canadian reporting obligations (e.g. NI 51-101). Additionally, the Corporation already complies with the extensive disclosure requirements of the U.S. Sarbanes-Oxley Act of 2002 for controls and procedures used by InterOil to ensure the adequate dissemination of financial and non-financial information.

On the filing of its Form 40-F, the Corporation’s principal executive officer and principal financial officer certify adequacy of the disclosure. The Corporation is further required to include an attestation report of its auditor on management’s assessment of internal control over financial reporting in each of its annual filings with the SEC. Additionally, InterOil has not reported a material weakness in its internal control over financial reporting since our annual report for the 2007 fiscal year.

It should also be noted that the Corporation’s recent disclosures reflect the Board and management’s objective of applying a consistent and uniform materiality threshold to its reporting rather than selective disclosure. This was a key factor in shaping the market’s perception of the Corporation as a credible exploration and development company and a consequent reduction in shorting of the Common Shares.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

QUESTIONS AND ANSWERS

1.	Q.	Which proxy should I vote?

A:	The Board recommends that Shareholders vote using only the enclosed WHITE proxy and DISREGARD any proxy forms provided by Mulacek or its representatives.

2.	Q:	What is the purpose of the Meeting?

A:	The Meeting is being held to consider:

•	the Dissident Resolutions;
•	the election of directors;
•	the New Plan Resolution;
•	the Auditor Resolution; and
•	the Mulacek Expenses Denial Resolution.

3.	Q:	What does the Board recommend?

A:	The Board unanimously recommends that you vote, using the WHITE proxy:

•	AGAINST each of the Dissident Resolutions;
•	FOR each of the InterOil Nominees for election to the Board;
•	FOR the New Plan Resolution;
•	FOR the Auditor Resolution; and
•	FOR the Mulacek Expenses Denial Resolution.

For more information on the Board’s recommendation for the election of directors, please refer to “Reasons to Vote For The InterOil Nominees”.

4.	Q:	How can Shareholders support the Board?

A:	You can support your Board and its strategy by voting the WHITE proxy as recommended by your Board.

5.	Q:	When and where will the Meeting take place?

A:	The Meeting will be held on June 14, 2016 at 10:00 a.m. (Eastern Time) in the Grand Salon, JW Marriot Essex House New York, 160 Central Park S, New York 10019.

6.	Q:	How many Common Shares of InterOil are eligible to vote?

A:	As at April 25, 2016, we had 49,680,947 Common Shares issued and outstanding. Each Common Share carries one vote on each matter to be voted on at the Meeting.

7.	Q:	Who is entitled to vote at the Meeting?

A:	The Board has fixed April 25, 2016 as the record date. Only registered Shareholders at the close of business on the record date are entitled to notice of the Meeting and to vote at the Meeting.

8.	Q:	Who is soliciting my proxy?

A:	Management of InterOil is soliciting the WHITE proxy for use at the Meeting.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

9.	Q:	How will the solicitation be made?

A:	In addition to solicitation of WHITE proxies by the mailing of this Circular, proxies may be solicited by personal interview, telephone or other means of communication and by our directors, officers and employees, who will not be paid for doing so. Solicitation of proxies by management will be primarily by mail, but may also be in person or by telephone. The cost of solicitation will be borne by InterOil.

InterOil has also retained MacKenzie Partners, Inc. (“MacKenzie”) to provide the following services for the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advice with respect to the Meeting and proxy protocol, reporting and reviewing the tabulation of Shareholder proxies, and the solicitation of shareholder proxies including contacting Shareholders by telephone.

InterOil will pay the cost of these services and any related expenses, which is estimated to be approximately $250,000. InterOil may also reimburse brokers or other persons holding Common Shares in their name or in the name of their nominees for costs incurred in sending proxy materials to their principals or Beneficial Shareholders to obtain their proxies. InterOil may make agreements with brokers where InterOil will pay them a solicitation fee for Common Shares withheld from voting against the Dissident Resolutions. No such agreement has been entered into as of the date hereof.

Shareholders can contact MacKenzie either by mail at MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, by toll-free telephone in North America at (800) 322-2885 or collect call outside North America at (212) 929-5500, or by e-mail at iocproxy@mackenziepartners.com.

10.	Q:	What if I can’t attend the Meeting in person?

A:	Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed WHITE proxy to our transfer agent:

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario, Canada
M5J 2Y1
Attention: Proxy Department

or

to InterOil’s proxy solicitation agent:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

by 8:00 p.m. (Eastern Time) on Friday, June 10, 2016, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time before the Meeting is reconvened, to ensure that as large a representation as possible may be had at the Meeting. The WHITE proxy also includes instructions as to how you may vote by fax, telephone or via the internet.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

11.	Q:	What documents have been sent to Shareholders?

A:	In addition to the Circular, Shareholders have been sent a letter, a Notice of Meeting and a WHITE proxy or voting instruction form (the “Meeting Materials”). Copies of these documents (other than the voting instruction form) are available under InterOil’s SEDAR profile at www.sedar.com and on InterOil’s website at www.interoil.com.

12.	Q:	How do I submit my WHITE proxy?

A:	To be valid and acted on at the Meeting, forms of proxy must be received not later than 8:00 p.m. (Eastern Time) on Friday, June 10, 2016 or, if the meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting is reconvened

13.	Q:	How do I vote if I am a Registered Shareholder?

A:	You are a registered Shareholder if your Common Shares are held in your personal name and you are in possession of a share certificate that indicates the same. If you are a registered Shareholder, the Circular will be accompanied by a WHITE proxy. If you are a registered Shareholder, you may vote in person, by proxy, by telephone or by internet. If you wish to vote by telephone or internet, please see the WHITE proxy for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Common Shares in person, you do not need to complete and return the enclosed WHITE proxy. Before the official start of the Meeting on June 14, 2016, please register with the representative(s) of the scrutineer of the Meeting, who will be at a welcome table just outside the room in which the Meeting will be held. Once you are registered with the scrutineer, your vote will be requested and counted at the Meeting.

To Vote by Proxy

If you are not able to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a Shareholder, to represent you at the Meeting and vote on your behalf. You do this by appointing them as your proxyholder as described below.

Use the WHITE proxy or another proper form of proxy. The persons named in the accompanying WHITE proxy are directors of InterOil and are nominees of management. You can choose to have management’s appointee vote your Common Shares or may appoint a person of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the WHITE proxy, sign it and return it to Computershare Investor Services Inc. (“Computershare”) or MacKenzie at the applicable address indicated above. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the WHITE proxy has been properly completed and executed.

14.	Q:	How do I vote if I am a Beneficial Shareholder?

A:	A majority of Shareholders are non-registered. You are a beneficial Shareholder (“Beneficial Shareholder”) if your Common Shares are:

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

•	held in the name of a bank, intermediary or broker (a “Nominee”);

•	deposited with a bank, a trust, a brokerage firm or other type of institution, and such Common Shares have been transferred out of your name; or

•	held either (i) in the name of the intermediary that the Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS) with which your Nominee deals.

If you are a Beneficial Shareholder, you may vote in person, by proxy, by telephone or by internet only by following the procedures outlined below. If you wish to vote by telephone or internet, please see the WHITE proxy or voting instruction form (“VIF”) enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Common Shares in person you may do so by either (i) inserting your own name in the space provided on the enclosed VIF or form of proxy provided by your Nominee or (ii) submitting any other document in writing to your Nominee that requests that the Beneficial Shareholder or nominees thereof should be appointed as proxy. Then, follow the signing and return instructions provided by your Nominee. If you do not properly follow the return instructions provided by your Nominee, you may not be able to vote such Common Shares. Before the official start of the Meeting on June 14, 2016, please register with the representative(s) of the scrutineer, who will be at a welcome table just outside the Meeting room. Once you are registered with the scrutineer, and, provided the instructions you provided to your Nominee have been forwarded by your nominee to Computershare, your vote will be requested and counted at the Meeting.

To Vote by Proxy

Generally, you will either:

(i)	be given a proxy supplied to you by your Nominee that is similar to the WHITE proxy provided to Shareholders. However its purpose is limited to instructing your Nominee on how to vote on your behalf. You should carefully follow the instructions provided to you by your Nominee for voting your Common Shares; or

(ii)	be given a VIF. Nominees now frequently delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by InterOil. The VIF will name the same persons as InterOil’s WHITE proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions for the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting. The VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting to have the Common Shares voted.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

Whether you choose to vote your beneficially held Common Shares by proxy or in person, you must carefully follow the instructions that accompany either the VIF or WHITE Proxy, including those regarding when and where the VIF or WHITE Proxy is to be delivered, and the deadline for delivery.

15.	Q:	How do I appoint someone else to vote for me?

A:	If you are not able to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a Shareholder, to represent you at the Meeting and vote on your behalf. You do this by appointing them as your proxyholder as described below.

Use the WHITE proxy or another proper form of proxy. The persons named in the accompanying WHITE proxy are directors and/or officers of InterOil. You can choose to have management’s appointee vote your Common Shares or may appoint a person (who need not be a Shareholder) of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the WHITE proxy, sign it and return it to Computershare or MacKenzie at the applicable address indicated above. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the WHITE proxy has been properly completed and executed.

You may not vote both by proxy and in person. If you have voted by proxy, you will not be able to vote your Common Shares in person at the Meeting, unless you revoke your proxy (see “Revocation of Proxies” in the Circular). Return your completed WHITE proxy by mail to Computershare or MacKenzie or by fax or online by following the directions on the WHITE proxy by 8:00 p.m. (Eastern Time) on Friday, June 10, 2016 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time that the Meeting is reconvened.

16.	Q:	If I do not provide management with instructions in my WHITE proxy, how will my Common Shares be voted?

A:	If any of management’s nominees as indicated on the WHITE proxy is appointed as your proxyholder, and you do not specify how you wish your Common Shares to be voted, your Common Shares will be voted as follows:

•	AGAINST each of the Dissident Resolutions;
•	FOR each of the InterOil Nominees for election to the Board;
•	FOR the New Plan Resolution;
•	FOR the Auditor Resolution; and
•	FOR the Mulacek Expenses Denial Resolution.

17.	Q:	Can I vote both the WHITE proxy and the proxy provided by Mulacek?

A:	InterOil’s WHITE proxy and the proxy provided by Mulacek cannot both be voted as the later-dated proxy form automatically replaces a previously recorded vote.

The Shareholders who have voted the Mulacek proxy have the right to change their vote by simply executing a later-dated WHITE proxy. A later-dated proxy automatically replaces a previously recorded vote.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

18.	Q:	What if I want to revoke or change my proxy once I have given it?

A:	A Shareholder who has submitted a proxy may revoke it with an instrument in writing executed by him or his attorney authorized in writing by depositing that instrument: (i) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the Meeting, (ii) with Computershare at the address provided above at any time up to and including the last business day preceding the day of the Meeting; (iii) with the Chairman of the Meeting before the Meeting or an adjournment thereof; (iv) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of the corporation attending the Meeting and voting those securities; or (v) in any other manner permitted by law.

In addition to any other manner permitted by law, a Shareholder may change a previously submitted proxy or VIF by submitting a new proxy or conveying new voting instructions by any of the means described under “How do I vote if I am a Registered Shareholder?” or “How do I vote if I am a Beneficial Shareholder?”, as applicable. Beneficial Shareholders must ensure that any change in voting instructions is communicated to the applicable Nominee sufficiently in advance of voting at the Meeting. Beneficial Shareholders who have voted and who wish to change their voting instructions should contact their Nominee promptly if assistance is required.

19.	Q:	Who should I contact for more information or assistance in voting my Common Shares?

A:	If you have any questions, please contact MacKenzie at (800) 322-2885 toll-free in North America, or (212) 929-5500 outside North America or by email at iocproxy@mackenziepartners.com.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

FORWARD LOOKING STATEMENTS

This Circular contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this Circular are forward-looking statements. Forward-looking statements include, without limitation, the cost of the Papua LNG Project, payments from Total in connection with the Elk-Antelope fields appraisal, the ability of InterOil to meet its demands under the Papua LNG Project, the intentions of Mulacek regarding director nominees, InterOil’s corporate strategy, InterOil’s position against the low-commodity price environment and InterOil’s compensation practices relative to market practices.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to secure adequate capital funding, the ability to obtain equipment and qualified personnel in a timely manner to develop resources, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will eventuate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these assumptions and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our annual information form for the year ended December 31, 2015 (the “2015 AIF”). Further, the forward-looking statements contained in this Circular are made as of the date hereof and, except as required by applicable law, we will not update publicly or revise any of these forward-looking statements. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement.

SOLICITATION OF PROXIES

This solicitation is made on behalf of management of InterOil. In addition to the solicitation of WHITE proxies by the mailing of this Circular, proxies may be solicited by personal interview, telephone or other means of communication and by our members of our board of directors (the “Board”), officers and employees, who will not be paid for doing so. The cost of solicitation will be borne by InterOil.

InterOil has also retained MacKenzie Partners, Inc. (“MacKenzie”) to provide the following services for the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advice with respect to the Meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and the solicitation of shareholder proxies including contacting shareholders by telephone. InterOil will pay the cost of these services and any related expenses, which is estimated to be approximately $250,000. InterOil may also reimburse brokers or other persons holding shares in their name or in the name of their nominees for costs incurred in sending proxy materials to their principals or Beneficial Shareholders to obtain their proxies. InterOil may make agreements with brokers where InterOil will pay them a solicitation fee for Common Shares withheld from voting for the Dissident Resolutions. No such agreement has been entered into as of the date hereof.

Shareholders can contact MacKenzie either by mail at MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, by toll-free telephone in North America at (800) 322-2885 or collect call outside North America at (212) 929-5500, or by e-mail at iocproxy@mackenziepartners.com.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

APPOINTMENT OF PROXIES

The persons named in the enclosed WHITE proxy accompanying this Circular are directors and/or officers of InterOil. Each Shareholder has a right to appoint a person (who does not need to be a Shareholder) other than the persons specified in the WHITE proxy to attend and act for him on his behalf at the Meeting. The right to appoint an alternative proxy may be exercised by striking out the printed names and inserting the desired person’s name and address in the blank space provided in the WHITE proxy, signing the WHITE proxy and returning it to Computershare Investor Services Inc. (“Computershare”) or MacKenzie at:

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario, Canada
M5J 2Y1
Attention: Proxy Department

or

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

The WHITE proxy also includes instructions as to how you may vote by fax, telephone or via the internet. To be valid, proxies must be dated, signed by the Shareholder or the Shareholder’s attorney authorized in writing, and received by Computershare or MacKenzie before 8:00 p.m. (Eastern Time) on Friday, June 10, 2016, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting.

REVOCATION OF PROXIES

A Shareholder who has submitted a proxy may revoke it with an instrument in writing executed by him or his attorney authorized in writing by depositing that instrument: (a) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the Meeting, (b) with Computershare or MacKenzie at the addresses provided under “Appointment of Proxies” above at any time up to and including the last business day preceding the day of the Meeting; (c) with the Chairman of the Meeting prior to the commencement of the Meeting or an adjournment thereof; (d) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of the corporation attending at the Meeting and voting those securities; or (e) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXY HOLDERS

The persons named in the WHITE proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them. In the absence of any specification, the proxy holder shall be deemed to have been granted the authority to vote the relevant Common Shares as follows:

•	AGAINST each of the Dissident Resolutions;

•	FOR each of the InterOil Nominees for election to the Board;

•	FOR the New Plan Resolution;

•	FOR the Auditor Resolution; and

•	FOR the Mulacek Expenses Denial Resolution.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

The enclosed WHITE proxy also confers discretionary authority on the persons named in the proxy with respect to amendments to, or variations of, the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. As of the date of this Circular, the management of InterOil knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Common Shares are held in your personal name and you are in possession of a share certificate that indicates the same. If you are a registered Shareholder, the Circular will be accompanied by a WHITE proxy. If you are a registered Shareholder, you may vote in person, by proxy, by telephone or by internet. If you wish to vote by telephone or internet, please see the WHITE proxy for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Common Shares in person, you do not need to complete and return the enclosed WHITE proxy. Before the official start of the Meeting on June 14, 2016, please register with the representative(s) of the scrutineer of the Meeting, who will be situated at a welcome table just outside the room in which the Meeting will be held. Once you are registered with the scrutineer, your vote will be requested and counted at the Meeting.

To Vote by Proxy

If you are not able to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a Shareholder, to represent you at the Meeting and vote on your behalf. You do this by appointing them as your proxyholder as described in “Appointment of Proxies” above.

Use the WHITE proxy or another proper form of proxy. The persons named in the accompanying WHITE proxy are directors of InterOil and are nominees of management. You can choose to have management’s appointee vote your Common Shares or may appoint a person of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the WHITE proxy, sign it and return it to Computershare or MacKenzie at the applicable address indicated in “Appointment of Proxies” above. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the WHITE proxy has been properly completed and executed.

BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name but instead hold their Common Shares through a bank, intermediary or broker (a “Nominee”).

Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent of InterOil as the registered holders of Common Shares can be recognized and acted on at the Meeting. A majority of Shareholders are Beneficial Shareholders. You are a Beneficial Shareholder if your Common Shares are:

•	held in the name of a Nominee;

•	deposited with a bank, a trust, a brokerage firm or other type of institution, and such shares have been transferred out of your name; or

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

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Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

•	held either (a) in the name of the intermediary that the shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) with which your Nominee deals.

If you are a Beneficial Shareholder, you may vote in person, by proxy, by telephone or by internet only by following the procedures outlined below. If you wish to vote by telephone or internet, please see the WHITE proxy or voting information form (“VIF”) enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Common Shares in person you may do so by either (a) inserting your own name in the space provided on the enclosed VIF or form of proxy provided by your Nominee or (b) submitting any other document in writing to your Nominee that requests that the Beneficial Shareholder or nominees thereof should be appointed as proxy. Then, follow the signing and return instructions provided by your Nominee. If you do not properly follow the return instructions provided by your Nominee, you may not be able to vote such Common Shares. Before the official start of the Meeting on June 14, 2016, please register with the representative(s) of the scrutineer, who will be situated at a welcome table just outside the Meeting room. Once you are registered with the scrutineer, and, provided the instructions you provided to your Nominee have been forwarded by your nominee to Computershare, your vote will be requested and counted at the Meeting.

To Vote by Proxy

Generally, you will either:

•	be given a proxy supplied to you by your Nominee that is similar to the WHITE proxy provided to Shareholders. However its purpose is limited to instructing your Nominee on how to vote on your behalf. You should carefully follow the instructions provided to you by your Nominee for voting your Common Shares; or

•	be given a VIF. Nominees now frequently delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by InterOil. The VIF will name the same persons as InterOil’s WHITE proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Whether you choose to vote your beneficially held Common Shares by proxy or in person, you must carefully follow the instructions that accompany either the VIF or WHITE proxy, including those regarding when and where the VIF or WHITE proxy is to be delivered, and the deadline for delivery.

All references to Shareholders in this Circular, the accompanying WHITE proxy, and the Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

QUESTIONS

If you have a question regarding the Meeting, please contact Computershare at 1-800-564-6253 (toll free within North America) or 1-514-982-7555 (international direct dial) or visit www.computershare.com or MacKenzie at (800) 322-2885 toll-free in North America, or (212) 929-5500 outside North America or by email at iocproxy@mackenziepartners.com.

RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the Business Corporations Act (Yukon) (the “YBCA”) and the Articles of Continuation and By-Laws, as amended, of InterOil, each holder of record of our Common Shares as at April 25, 2016, the record date, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as detailed in this Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s most recently completed financial year and no associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

InterOil is authorized to issue an unlimited number of Common Shares, each such Common Share carrying the right to one vote on each matter to be considered at the meeting. On April 25, 2016, we had 49,680,947 Common Shares issued and outstanding. Our Common Shares are listed and posted for trading on the NYSE under the symbol “IOC”. We are also listed on the Port Moresby Stock Exchange in Papua New Guinea under the symbol “IOC”.

To the knowledge of our directors and executive officers, as of April 25, 2016, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

Name and Address	Number of Common Shares(1)	Percentage of Common Shares(2)
Capital Group Companies(3) 333 South Hope Street 55th FLE Los Angeles, CA 90071- USA	5,529,615	11.3%

(1)	The information relating to the number of securities owned, controlled or directed by each person is based on public filings made by each person or company and has not been independently verified by InterOil nor its directors and management.
(2)	Percentage is based on 49,680,947 Common Shares issued and outstanding as of April 25, 2016.
(3)	Based on Schedule 13G filed on the EDGAR reporting system of the United States Securities and Exchange Commission at www.sec.gov on February 16, 2016. The Capital Group Companies, Inc. (“CGC”) is the parent company of Capital Research and Management Company (“CRMC”). CRMC is a U.S.-based investment management company that manages the American Funds family of mutual funds. CRMC manages equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC in turn is the parent company of Capital Group International, Inc. (“CGII”), which in turn is the parent company of five investment management companies (“CGII Management companies”): Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K. The CGII Management Companies primarily serve as investment managers to institutional clients.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

BUSINESS OF THE MEETING

DISSIDENT DIRECTOR ELECTION RESOLUTION

The first item of business to be addressed at the Meeting is the Dissident Director Election Resolution.

The full text of the Dissident Director Election Resolution in the form provided to InterOil by Mulacek is set forth in Appendix “A” to this Circular. For the Dissident Director Election Resolution to be effective, it requires the favourable vote of at least a majority of the Common Shares voted in person or by proxy at the Meeting.

For the reasons set forth in “Reasons to Reject the Dissident Resolutions – Dissident Director Election Resolution”, the Board unanimously recommends that Shareholders vote AGAINST the Dissident Director Election Resolution.

Unless otherwise directed, the persons named in the WHITE proxy intend to vote AGAINST the Dissident Director Election Resolution.

DISSIDENT COMPENSATION COMMITTEE CHARTER RESOLUTION

The second item of business to be addressed at the Meeting is the Dissident Compensation Committee Charter Resolution.

The full text of the Dissident Compensation Committee Charter Resolution in the form provided to InterOil by Mulacek is set forth in Appendix “A” to this Circular. The Dissident Compensation Committee Charter Resolution is an advisory (non-binding) resolution meaning that it will not be binding upon the Board. However, the Board will review the results of this advisory vote and will consider the outcome in its customary continuous review of InterOil’s practices.

For the reasons set forth in “Reasons to Reject the Dissident Resolutions – Dissident Compensation Committee Charter Resolution”, the Board unanimously recommends that Shareholders vote AGAINST the Dissident Compensation Committee Charter Resolution.

Unless otherwise directed, the persons named in the WHITE proxy intend to vote AGAINST the Dissident Compensation Committee Charter Resolution.

DISSIDENT NOMINATION AND GOVERNANCE COMMITTEE CHARTER RESOLUTION

The third item of business to be addressed at the Meeting is the Dissident Nomination and Governance Committee Charter Resolution.

The full text of the Dissident Nomination and Governance Committee Charter Resolution in the form provided to InterOil by Mulacek is set forth in Appendix “A” to this Circular. The Dissident Nomination and Governance Committee Charter Resolution is an advisory (non-binding) resolution meaning that it will not be binding upon the Board. However, the Board will review the results of this advisory vote and will consider the outcome in its customary continuous review of InterOil’s practices.

For the reasons set forth in “Reasons to Reject the Dissident Resolutions – Dissident Nomination and Governance Committee Charter Resolution”, the Board unanimously recommends that Shareholders vote AGAINST the Dissident Nomination and Governance Committee Charter Resolution.

Unless otherwise directed, the persons named in the WHITE proxy intend to vote AGAINST the Dissident Nomination and Governance Committee Charter Resolution.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

Toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

DISSIDENT RESERVES GOVERNANCE COMMITTEE CHARTER RESOLUTION

The fourth item of business to be addressed at the Meeting is the Dissident Reserves Governance Committee Charter Resolution.

The full text of the Dissident Reserves Governance Committee Charter Resolution in the form provided to InterOil by Mulacek is set forth in Appendix “A” to this Circular. The Dissident Reserves Governance Committee Charter Resolution is an advisory (non-binding) resolution meaning that it will not be binding upon the Board. However, the Board will review the results of this advisory vote and will consider the outcome in its customary continuous review of InterOil’s practices.

For the reasons set forth in “Reasons to Reject the Dissident Resolutions – Dissident Reserves Governance Committee Charter Resolution”, the Board unanimously recommends that Shareholders vote AGAINST the Dissident Reserves Governance Committee Charter Resolution.

DISSIDENT MATERIAL TRANSACTIONS RESOLUTION

The fifth item of business to be addressed at the Meeting is the Dissident Material Transactions Resolution.

The full text of the Dissident Material Transactions Resolution in the form provided to InterOil by Mulacek is set forth in Appendix “A” to this Circular. The Dissident Material Transactions Resolution is an advisory (non-binding) resolution meaning that it will not be binding upon the Board. However, the Board will review the results of this advisory vote and will consider the outcome in its customary continuous review of InterOil’s practices.

For the reasons set forth in “Reasons to Reject the Dissident Resolutions – Dissident Material Transactions Resolution”, the Board unanimously recommends that Shareholders vote AGAINST the Dissident Material Transactions Resolution.

Unless otherwise directed, the persons named in the WHITE proxy intend to vote AGAINST the Dissident Material Transactions Resolution.

DISSIDENT DISCLOSURE POLICY RESOLUTION

The sixth item of business to be addressed at the Meeting is the Dissident Disclosure Policy Resolution.

The full text of the Dissident Disclosure Policy Resolution in the form provided to InterOil by Mulacek is set forth in Appendix “A” to this Circular. The Dissident Disclosure Policy Resolution is an advisory (non-binding) resolution meaning that it will not be binding upon the Board. However, the Board will review the results of this advisory vote and will consider the outcome in its customary continuous review of InterOil’s practices.

For the reasons set forth in “Reasons to Reject the Dissident Resolutions – Dissident Disclosure Policy Resolution”, the Board unanimously recommends that Shareholders vote AGAINST the Dissident Disclosure Policy Resolution.

PRESENTATION OF 2015 FINANCIAL STATEMENTS

The seventh item of business to be addressed at the Meeting is the presentation of the audited financial statements of InterOil for the year ended December 31, 2015, together with the Auditor’s report thereon.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

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InterOil’s audited consolidated financial statements for the fiscal year ended December 31, 2015, together with the auditors’ report on those statements, have been forwarded to Shareholders in accordance with applicable regulatory requirements. At the Meeting, Shareholders will receive and consider the financial statements with no formal action being taken to approve these financial statements at the Meeting. If any Shareholders have questions with respect to the financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

The eighth item of business to be addressed at the Meeting is to elect directors of InterOil for the next year.

Our Articles of Continuance provide that we must have a minimum of three (3) and a maximum of fifteen (15) directors as determined by a resolution of our Board. Currently, the Board is comprised of ten directors. Directors elected at the Meeting will serve until the next annual meeting of Shareholders or, if earlier, until they resign, are removed or are disqualified. The term of office of each of our current directors who is not re-elected will expire at the Meeting.

The Board has set the number of directors to be elected at the Meeting at eight (8). Mulacek has proposed that such number be set at six (6) per the Dissident Director Election Resolution. Management of InterOil proposes to nominate for election as directors of InterOil each of the InterOil Nominees, being Christopher Finlayson, Ford Nicholson, Michael Hession, Sir Rabbie L. Namaliu, Sir Wilson Kamit, (William) Ellis Armstrong, Yap Chee Keong and Isikeli Reuben Taureka, each of whom is currently a director. Neither Mr. Roger Lewis nor Ms. Katherine Hirschfeld, who are currently directors, will be seeking re-election.

In the event that the number of directors to be elected at the Meeting is less than eight (8), the proxies will be tallied and the management nominees appointed as proxyholder under the enclosed WHITE proxy will vote the Common Shares represented by the WHITE proxy only in favour of those InterOil Nominees receiving the highest aggregate number of “For” voting instructions necessary to fill the available slots.

All of the InterOil Nominees were elected to their present term as directors by the Shareholders at the annual meeting of the Corporation held on June 9, 2015. Each InterOil Nominee has confirmed his or her eligibility and willingness to serve as a director if elected and, in the opinion of the Board and management, the InterOil Nominees are qualified to act as directors of the Corporation.

InterOil has adopted individual director voting, so voting for the election of the InterOil Nominees will be conducted on an individual, and not slate, basis. Unless otherwise directed, the persons named in the accompanying WHITE proxy intend to vote FOR the election as directors of InterOil the InterOil Nominees.

The following table sets out information with respect to the InterOil Nominees, as provided by those persons individually. The information includes, for each InterOil Nominee, the province or state, and country of residence, the age of the InterOil Nominee, the number of securities of the Corporation beneficially owned, controlled or directed, directly or indirectly, as at April 25, 2016, the offices held in the Corporation, the period served as director and the principal occupation for the past five years.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

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Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units (“RSUs”) Beneficially Owned, Controlled or Directed, Directly or Indirectly
Christopher Finlayson (1) Surrey, United Kingdom Director and Chairman Aged 60

Professional director.

Former senior executive (August 2010 – November 2014), including Chief Executive Officer (2013 – 2014) and director (November 2011 – 2014) of BG Group (an international exploration, production and LNG group).

		August 7, 2014	11,460 Common Shares 4,272 RSUs

Ford Nicholson (2) British Columbia, Canada Director and Deputy Chairman Aged 53	Professional director. (10) Managing Partner of Kepis & Pobe Financial Group Inc. (a Canadian-based private investment company focussing on the natural resource sector).	June 22, 2010	9,376 Common Shares 4,272 RSUs

Michael Hession (3) Singapore Director and Chief Executive Officer Aged 54	Chief Executive Officer of InterOil. Former senior executive with BP (1989-1998) and Woodside Energy Ltd (2001-2013).	November 15, 2013	136,134 Common Shares 217,422 RSUs

Sir Rabbie L. Namaliu (4) East New Britain Province, Papua New Guinea Director Aged 69	Professional director. (9)	July 1, 2012	8,542 Common Shares 6,114 RSUs

Sir Wilson Kamit, CBE (5) National Capital District, Papua New Guinea Director Aged 62	Professional director. (9) Former member of the Board of Asian Development Bank Philippines (retired 2013).	June 24, 2013	6,038 Common Shares 4,272 RSUs

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

If you have any questions and/or need assistance voting your shares, please contact MacKenzie Partners, Inc.

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Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units (“RSUs”) Beneficially Owned, Controlled or Directed, Directly or Indirectly
(William) Ellis Armstrong (6) Texas USA Director Aged 58

Professional director. (9)

Former long term employee and senior executive (1993 – 2013) of BP plc, a member of the BP Group (an international oil and gas exploration, distribution and production group), including former Chief Financial Officer, Exploration and Production (2007-2013).

		January 1, 2015	47,054 Common Shares 4,272 RSUs

Yap Chee Keong (7) Singapore Director Aged 55	Professional director. (9) Former Executive Director of The Straits Trading Company Limited and former Chief Financial Officer of Singapore Power Ltd.	March 13, 2015	1,168 Common Shares 4,272 RSUs

Isikeli Reuben Taureka (8) National Capital District Papua New Guinea Director Aged 61

Executive Director, Papua New Guinea, of InterOil.

Former long term employee and senior executive (1995 – 2013) of Chevron Corporation (an international oil and gas exploration and production group and global operator and developer of geothermal resources), including head of Chevron’s Geothermal and Power Operations.

		June 9, 2015	3,439 Common Shares 53,463 RSUs 60,000 options

Notes:

(1)	Mr. Christopher Finlayson is at the date of this Circular and was throughout 2015 the Chairman of the Corporation. Mr. Finlayson is at the date of the Circular and was throughout 2015 a member and Chairman of the Compensation Committee, and a member of the Nominating and Governance Committee and the Reserves Governance Committee.
(2)	Mr. Ford Nicholson is at the date of this Circular and was throughout 2015 Deputy Chairman of the Corporation. Mr. Nicholson is at the date of the Circular and was throughout 2015, a member and Chairman of both the Reserves Governance Committee and the Nominating and Governance Committee.
(3)	Dr. Michael Hession is at the date of this Circular and was throughout 2015 the Chief Executive Officer and a director of the Corporation. Dr. Hession is at the date of this Circular and was throughout 2015 a member of the Reserves Governance Committee.

YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR WHITE PROXY TODAY.

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(4)	Sir Rabbie Namaliu is at the date of this Circular and was throughout 2015 a member of the Nominating and Governance Committee.
(5)	Sir Wilson Kamit was appointed a member of the Audit and Risk Committee on June 23, 2014 and remains so as at the date of this Circular.
(6)	Dr. Ellis Armstrong was appointed as a director effective January 1, 2015 and as a member of the Audit Committee and of the Reserves Governance Committee on March 12, 2015.
(7)	Mr. Yap Chee Keong was appointed as a member of the Audit and Risk Committee on May 8, 2015. He was subsequently appointed Chairman of the Audit and Risk Committee on October 4, 2015.
(8)	Mr. Isikeli Taureka was elected as a director on June 9, 2015. Most recently Mr. Taureka has held the role of Executive Director, Papua New Guinea, of InterOil. Prior to that, Mr. Taureka was the Executive Vice President, Papua New Guinea of the Corporation.
(9)	Directorships of other reporting issuers or equivalent are set out in Appendix “B” at paragraph 1(d).

Background to InterOil Nominees.

Christopher Finlayson is a citizen of the United Kingdom, and is Chairman of our Board. He is currently a non-executive director of Lloyds Register Group and a director of Hoegh LNG AS, which is listed on the Oslo Stock Exchange. He was the former BG Group Chief Executive Officer from year 2013 to year 2014, focused on improving operational performance of the existing asset base and on the timely execution of the group’s major investments in Australia and Brazil. He has a track record of delivering large-scale capital projects and improving operational management in challenging circumstances, having led major ventures for Shell in Russia, Nigeria, Brunei and the UK North Sea. He also has more than 15 years’ experience at senior level in the LNG industry, covering upstream development through to LNG shipping and marketing. Mr. Finlayson has worked successfully with joint venture partners, national oil companies, and governments at the highest levels. Mr. Finlayson has a science degree in physics and geology with first-class honours from the University of Manchester in 1977.

Ford Nicholson is a Canadian citizen and is the President of Kepis & Pobe Financial Group that specializes in developing international energy and other natural resource assets. Over the past 25 years, Mr. Nicholson has provided executive management to several international projects. He was a co-founder and director of Nations Energy Ltd. producing heavy oil in Kazakhstan and a founding shareholder and former board member of Bankers Petroleum Ltd. producing heavy oil in Albania. Mr. Nicholson was also a board member of Tartan Energy Inc., a heavy oil company based in California. Mr. Nicholson is chairman of TSX-listed BNK Petroleum Inc. producing and exploring for unconventional natural gas in Europe and the US. He is also on the president's council of the International Crisis Group. Mr. Nicholson lives in British Columbia, Canada.

Michael Hession is a citizen of Ireland, Australia and the United Kingdom. He was appointed as our Chief Executive Officer on July 11, 2013. Dr. Hession began his career at BP in 1989. In his last position at the company he was BP Development Manager of the Chirag Azeri mega project in Azerbaijan. He also managed exploration projects for BP in Indonesia, the United States and Norway. From 1998 to 2013, Dr. Hession worked with Woodside Energy Ltd. (“Woodside”) in Australia. As Senior Vice President of the Browse LNG Development, he was responsible for developing Woodside’s biggest hydrocarbon resource and one of the world’s largest energy projects. During his 12-year career with Woodside, he also held several high-profile roles related to the Pluto LNG mega project and exploration and development projects in North Africa and North America. Dr. Hession was educated in the United Kingdom, France and the United States and has a doctorate from the University of Hull in the UK. He also has a masters in business administration from the London School of Economics, Ecole des Hautes Etudes Commerciales in Paris and New York University in the US.

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Sir Rabbie L. Namaliu is a Papua New Guinean citizen and served as Prime Minister of Papua New Guinea from 1988 until 1992. Sir Rabbie was Speaker of the National Parliament between 1994 and 1997 and Minister for Foreign Affairs and Trade from 1982 until 1984. He has held several other senior government posts since his election to parliament in 1982. He is independent non-executive director of Perth-based Marengo Mining Limited and he has been Chairman of the board of the publicly listed investment firm, Kina Asset Management Ltd, since 2008. He is a member of the PNG Institute of Directors. Sir Rabbie chaired our PNG Advisory Committee from August 2011 to June 2012 until his appointment to the Board in July 2012.

Sir Wilson Kamit is a Papua New Guinean citizen and former Governor of the Bank of Papua New Guinea and Chairman of its board. In that capacity, he also served as the alternate governor representing Papua New Guinea at the International Monetary Fund. After his retirement, Sir Wilson joined the board of the Asian Development Bank as the alternate executive director representing the Republic of Korea, Papua New Guinea, Sri Lanka, Taipei, China, Uzbekistan, Vanuatu and Vietnam. Sir Wilson began his career at the Bank of Papua New Guinea, where he had management roles until being appointed Deputy Governor. Sir Wilson has a degree in economics from the University of Papua New Guinea and he is a senior fellow of the Corporate Directors Association of Australia, an honorary fellow of the PNG Institute of Banking and Business Management Inc., and a member of the Papua New Guinea Institute of Directors Inc. He was made a Commander of the British Empire in June 2000 and knighted in June 2009 by the Queen of England.

(William) Ellis Armstrong is a citizen of the United Kingdom and has more than 30 years of international oil and gas experience with BP in the Caribbean and Latin America, Venezuela, Alaska and the North Sea. He held senior strategy, commercial and operational roles with BP and ran the company’s technology group, was the group’s Commercial Director, and was Chief Financial Officer for the group’s global exploration and production business. He is also a non-executive director of Lamprell plc, a diversified engineering and contracting company that is listed on the London Stock Exchange, and Lloyds Register Group, a leading international risk assurance firm. Dr. Armstrong was BP’s representative on advisory boards to the UK Department of Energy and Climate Change and the Institute of Americas, and was executive sponsor of BP’s relationship with Imperial College, London. He is a civil engineer from Imperial College and has a business degree from Stanford University.

Yap Chee Keong is a Singaporean citizen and is the Chairman and non-executive independent director of CityNet Infrastructure Management Pte Ltd, the trustee manager of Netlink Trust. He is the lead independent director of Tiger Airways Holdings Limited, a non-executive independent director of Citibank Singapore Limited, Olam International Limited and Media Corp Pte Ltd and a non-executive director of The Straits Trading Company Limited, Certis CISCO Security Pte Ltd and ARA Asset Management Limited. He also serves as a board member of the Accounting and Corporate Regulatory Authority and as a member of the Public Accountants Oversight Committee. Mr. Yap was previously the Executive Director of The Straits Trading Company Limited and the Chief Financial Officer of Singapore Power Ltd. He has also worked in various senior management roles in multinational and listed companies. He was a member of the Working Group of the Corporate Governance Oversight Committee of the Monetary Authority of Singapore. He holds a Bachelor of Accountancy from the National University of Singapore and is a Fellow of the Institute of Singapore Chartered Accountants, a Fellow of CPA Australia and a Fellow of the Singapore Institute of Directors.

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Isikeli Reuben Taureka was appointed as our Executive Director, Papua New Guinea on September 1, 2015, after previously serving as our Executive Vice President, PNG. He is a Papua New Guinean citizen and former head of Chevron Corporation’s Geothermal and Power Operations. His career with Chevron included roles as President of ChevronTexaco China Energy Company with responsibility for Chevron’s oil and gas upstream activities in China. He held executive positions, including General Manager and Country Manager for Chevron New Guinea Limited, where he was responsible for oil operations in Papua New Guinea and Western Australia. Before joining Chevron, Mr. Taureka managed the state-owned Post and Telecommunication Corporation. He also worked at the Bank of South Pacific Limited as Deputy Managing Director of the joint venture, Resources Investment Finance Limited. Mr. Taureka has a degree in economics from the University of Papua New Guinea.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge, no InterOil Nominee is, as at the date hereof, or has been: (a) within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including the Corporation, that: (i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (an “order”); or (ii) was subject to an event that resulted in such company, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company, being the subject of an order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; (b) within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to our knowledge, no InterOil Nominee has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPROVAL OF 2016 STOCK INCENTIVE PLAN

The ninth item of business to be addressed at the Meeting is the New Plan Resolution.

For the New Plan Resolution to be effective, it requires the favourable vote of at least a majority of the Common Shares voted in person or by proxy at the Meeting.

As at the date hereof, there are only 461,759 Common Shares available for issuance pursuant to InterOil’s current 2009 Stock Incentive Plan (the “2009 Stock Plan”). In order to ensure that a sufficient number of Common Shares are available to permit InterOil to continue to grant stock options and other incentive awards, on March 15, 2016, the Board approved the 2016 Stock Incentive Plan (the “New Plan”), which will result in the reservation of an aggregate of 2,000,000 Common Shares to satisfy the grant of future incentive awards to employees, consultants and outside directors. On approval of the New Plan by the Shareholders, the New Plan will become effective and InterOil will cease to make awards under the 2009 Stock Plan.

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In addition, the New Plan updates the 2009 Stock Plan to be consistent with stock incentive plans of other NYSE listed issuers. The 2009 Stock Plan was adopted in May 2009.

The maximum number of Common Shares reserved for issuance pursuant to awards under the New Plan is set at 2,000,000, which number includes all shares that are available for grants of awards under the 2009 Stock Plan and represents approximately 4.03% of the issued and outstanding Common Shares as at April 25, 2016. As at the date hereof, there are options outstanding, which, if exercised, will result in the issuance of 60,000 Common Shares which will be issued from the New Plan.

Summary of the New Plan

The New Plan is based on the 2009 Stock Plan. The principal changes to the 2009 Stock Plan include: (a) the reservation of additional Common Shares under the New Plan, and (b) the updating of the current 2009 Stock Plan to be consistent with other NYSE listed companies and for regulatory changes.

The following is a summary of the principal features of the New Plan and its operation. A copy of the New Plan is attached as Appendix “E” to this Circular and the foregoing description of the New Plan is subject to the complete text of such plan.

Consistent with the 2009 Stock Plan, the purpose of the New Plan is to foster and promote the long-term financial success of the Corporation and to increase shareholder value by: (a) encouraging the commitment of selected key employees, consultants and outside directors, (b) motivating superior performance of key employees, consultants and outside directors by means of long-term incentives, (c) encouraging and providing key employees, consultants and outside directors with a program for obtaining ownership interests in the Corporation that link and align their personal interests to those of the Shareholders, (d) attracting and retaining key employees, consultants and outside directors by providing competitive compensation opportunities, and (e) enabling key employees and outside directors to share in the long-term growth and success of the Corporation.

Effective Date and expiration

The New Plan was adopted by the Board of Directors (the “Board”) to be effective as of June 14, 2016 (the “Effective Date”) subject to and conditioned upon shareholder approval of the New Plan within 12 months of the Effective Date. Awards may be granted under the New Plan, provided that no Common Shares are issued, at any time after the Effective Date and prior to receipt of shareholder approval; provided, however, if the requisite shareholder approval is not obtained within such 12-month period, any such awards shall automatically become null and void. The New Plan will remain in effect until all awards granted under the Plan have been satisfied or expired. No award may be made under the New Plan prior to the Effective Date or after the tenth anniversary of the Plan’s Effective Date.

Eligibility

Pursuant to the terms of the New Plan, the Compensation Committee is authorized to grant incentive awards to outside directors, employees and consultants, which awards include non-statutory stock options, incentive stock options, stock appreciation rights (“SAR”), restricted stock awards, restricted stock-based awards and other stock-based awards, as well as supplemental payments with respect thereto. Some of the incentive rights may require the satisfaction of performance-based criteria in order to be payable to participants. Such rights are an important component of the total compensation package offered to employees, consultants and directors, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance-based incentives.

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The maximum number of Common Shares reserved for issuance issued under the New Plan is set at 2,000,000 Common Shares which amount includes all shares available under the 2009 Stock Plan, not reserved for awards prior to the effective date of the New Plan.

Any Common Shares subject to an award under the New Plan that are forfeited, cancelled or, returned to InterOil for failure to satisfy conditions or otherwise terminated without an issuance of (including payment of an option price by withholding shares) Common Shares will not be counted against the maximum share limitations of the New Plan and may again be used for awards under the New Plan.

The maximum aggregate number of shares attributable to incentive awards that may be granted or may vest in any calendar year pursuant to any incentive award for a named executive officer is 1,000,000 and the maximum cash payout in any calendar year which may be made to such officer is $10 million.

Administration

Consistent with the 2009 Stock Plan, the New Plan is administered by the Compensation Committee. Subject to the terms of the New Plan and in certain instances, Shareholder approval, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, the terms, duration and conditions of such awards and determine whether any shares issued are subject to any restrictions, provided that any incentive awards to be granted under the New Plan to outside directors shall be approved by the Board. Subject to the terms of the New Plan, the Compensation Committee has the authority to interpret the New Plan and establish, amend or waive rules necessary or appropriate for the administration of the New Plan.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order. However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to immediate family members, trusts, partnerships and entities owned by immediate family members.

Consistent with the 2009 Stock Plan, in the event of a change in control, as defined in the New Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Consistent with the 2009 Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.

The Board has the power and authority to terminate or amend the New Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (a) other than as a result of a dilutive event, increase the maximum number of Common Shares which may be issued under the New Plan; (b) amend the requirements as to the class of employees eligible to purchase Common Shares under the New Plan; (c) extend the term of the New Plan; (d) increase the maximum limits on awards to covered employees as set for compliance with the performance-based exception provisions of the New Plan; (e) decrease the authority granted to the Compensation Committee under the New Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934; (f) or delete or limit the prohibition against re-pricing of any outstanding stock options or SARs.

In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which the Common Shares is then listed or quoted, or the United States Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the New Plan shall not be amended without Shareholder approval. No amendment to the New Plan may adversely affect any rights of a holder of an outstanding award under the New Plan without such holder’s consent.

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Consistent with the 2009 Stock Plan, unless otherwise provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (a) if a participant’s employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set forth in the applicable award agreement or 90 days after the date of termination of employment; (b) in the event of the termination of a participant’s employment for cause, all vested awards immediately expire; (c) on a participant’s retirement, any vested award shall expire on the earlier of the expiration date set forth in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (d) on the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant’s death or disability.

Stock Options

Consistent with the 2009 Stock Plan, the Compensation Committee may grant “non-statutory stock options” and “incentive stock options”; however, incentive stock options may only be granted to employees of the Corporation. The aggregate “Fair Market Value” (as defined below) of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. Historically, the Corporation has only granted non-statutory stock options. The exercise price under a stock option shall not be less than the Fair Market Value per share on the date of grant or, if the stock option is an incentive stock option granted to an employee who owns or is deemed to own more than ten percent of the Common Shares, 110% of the Fair Market Value per share on the date of grant. “Fair Market Value” is defined as the volume weighted average prices of a Common Share on the five trading days preceding the calculation date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Common Share as reported on the NYSE.

A maximum of 1,000,000 Common Shares may be issued on exercise of incentive stock options. No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of Common Shares with a Fair Market Value equal to the aggregate exercise price of the stock option, the withholding of shares that would otherwise be issuable on exercise, participation in a “cashless exercise’’ arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

The New Plan precludes any incentive agreement from containing a reload provision, allowing a granted an automatic right to be entitled to additional stock options.

Stock Appreciation Rights

A SAR provides the holder with the right to receive a payment in cash, Common Shares or a combination of cash and Common Shares equal to the excess of the Fair Market Value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or greater than the Fair Market Value of the Common Shares on the date of the grant of the SAR. SARs are subject to the terms as the Compensation Committee may specify. No SAR granted to an officer, director or 10% beneficial owner may be exercised prior to six months from the date of grant, except in the event of the death or disability of such grantee.

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Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set forth in the New Plan and in the related award agreement. Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met. Except for the limitations on transfer or limitations set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to vote the shares and receive any dividends thereon. However, in the award agreement, the Compensation Committee may apply any restrictions that the Compensation Committee deems appropriate, including with respect to the right to vote the shares and to receive any dividends. Until the restrictions on transfer have expired, custody of the shares of the restricted stock may be retained by the Compensation Committee or Company (or their delegates), or in trust or in escrow pursuant to an agreement satisfactory to the Compensation Committee, as determined by the Compensation Committee. Unless otherwise provided in an award agreement, on the termination of a participant’s employment, the non-vested portions of all outstanding awards will terminate immediately.

Restricted Stock Units

A grant of restricted stock units entitles the participant to receive a payment of cash, Common Shares, or some combination of cash and Common Shares when the time or performance conditions established by the Compensation Committee in the participant’s award agreement have been satisfied. The participant shall have no rights as a stockholder with respect to any restricted stock unit until such time as the underlying shares are paid and delivered to the recipient in settlement of the restricted stock unit pursuant to the terms of award agreement.

Performance Awards

A grant of a performance award entitles the participant to receive cash, Common Shares or other consideration, or any combination thereof, upon the attainment of objective pre-established performance goals over a pre-established performance period as set out in the award agreement. The award agreement for a performance award will specify the performance period, the performance goals to be achieved during a performance period, and the amount of the performance award. Performance goals set by the Compensation Committee may relate to specific financial, production, sales, costs, or other performance objectives relevant to the Corporation’s business, as set out in the New Plan, which the Compensation Committee determines to be appropriate for each participant who is granted a performance award and as specified in the award agreement. The Compensation Committee may exercise discretion to reduce or eliminate the amount of a performance award, but may not waive the performance criteria or increase the value of a performance award.

Dividend Equivalent Rights

A grant of a dividend equivalent right entitles the holder to receive credits based on the cash dividends that would have been paid on the Common Shares as specified in the award agreement, as if such shares were held by the participant. Dividend equivalents credited to the participant may be paid currently or may be deemed to be reinvested in additional Common Shares at Fair Market Value, which may thereafter accrue additional dividend equivalents. Dividend Equivalent Rights may be settled in cash or shares, or a combination thereof, in a single payment or in installments.

Other Stock-Based Awards

The Compensation Committee may grant other stock-based awards, which include awards payable in Common Shares (that are not subject to restrictions), restricted stock units, Common Shares awarded subject to the satisfaction of specified performance criteria, convertible or exchangeable debentures, other rights convertible into Common Shares and incentive awards valued by reference to performance criteria, which awards are payable in cash or Common Shares.

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Text of the New Plan Resolution

“BE IT RESOLVED, as an ordinary resolution, that:

1.	The New Plan, as described in and in the form set forth in “Appendix “E” of the management information circular of the Corporation dated April 25, 2016, is hereby ratified and approved.

2.	The New Plan may be amended in order to satisfy the requirements or request of any regulatory authority, including but not limited to the New York Stock Exchange, in each case without requiring further approval from the shareholders.

3.	Any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Corporation or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

Unless otherwise directed, the persons named in the WHITE proxy intend to vote FOR the New Plan Resolution.

APPOINTMENT OF AUDITOR

The tenth item to be addressed at the Meeting is the Auditor Resolution.

For the Auditor Resolution to be effective, it requires the favourable vote of at least a majority of the Common Shares voted in person or by proxy at the Meeting.

The Board (on recommendation of the Audit and Risk Committee) recommends that PricewaterhouseCoopers, Chartered Accountants, the incumbent auditors first appointed on June 6, 2005, be appointed as our auditors to hold office until the next annual meeting of Shareholders and that the Board be authorized to fix the remuneration to be paid to the auditors of the Corporation.

Unless otherwise directed, the persons named in the WHITE proxy intend to vote FOR the Auditor Resolution.

MULACEK EXPENSES DENIAL RESOLUTION

The eleventh item of business to be addressed at the Meeting is the Mulacek Expenses Denial Resolution.

For the Mulacek Expenses Denial Resolution to be effective, it requires the favourable vote of at least a majority of the Common Shares voted in person or by proxy at the Meeting.

For the reasons set forth below, the Board unanimously recommends that Shareholders vote FOR the Mulacek Expenses Denial Resolution.

Pursuant to Section 144(6) of the YBCA, unless shareholders otherwise resolve, a corporation must reimburse requisitioning shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding a meeting. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to authorize and approve an ordinary resolution denying the reimbursement of the expenses of Mulacek in connection with the Requisition in substantially the form set out below.

As a result of the Requisition, InterOil has been compelled to incur significant additional expenses and needless distraction, at a cost to all Shareholders. In addition to these expenses which, unlike Mulacek, the Corporation has no avenue to seek reimbursement for its expenses. For the reasons set forth in “Reasons for Rejecting the Dissident Resolution”, the Board is firmly of the view that the Dissident Resolutions are overly restrictive and prescriptive and therefore not in the best interests of the Corporation and accordingly the Board believes that the Corporation should not be responsible for the expenses of Mulacek.

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Text of the Mulacek Expenses Denial Resolution

“BE IT RESOLVED, as an ordinary resolution, that in accordance with Section 144(6) of the Business Corporations Act (Yukon), the Corporation not reimburse the reasonable expenses of Mulacek incurred in connection with the Requisition (each as defined in the management information circular of the Corporation dated April 25, 2016)”

OTHER BUSINESS

The twelfth item to be addressed at the Meeting is the transaction of such other business as may properly be brought before the Meeting or any adjournment thereof.

As of the date of this Circular, management does not intend to present any other business at the Meeting and is not aware of any amendment, variation or other matter expected to come before the Meeting. However, if any other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed WHITE proxy to vote on such matters in accordance with their best judgment.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives and Philosophy

The success of InterOil is dependent on its ability to attract, retain and motivate personnel of the highest calibre to deliver superior performance that is aligned with the creation of value for Shareholders. InterOil’s compensation programs are therefore designed to ensure that the level and composition of remuneration is sufficient, appropriate and reasonable so that InterOil remains competitive within the marketplace and to reward, employees, executives and directors in a manner that is aligned with organizational and individual performance.

During 2013 and 2014, the composition of the Corporation’s executive officer leadership team altered significantly. In addition, the strategic direction of the Corporation changed to focus on the development of oil and gas assets, reflected in the divestiture of the Corporation’s downstream and midstream businesses in 2014. Taking these factors into consideration, in 2013 and 2014 the Board introduced an incentive program for executive officers that rewarded the achievement of significant Milestones associated with the progress of developing the Corporation’s oil and gas assets, aligned with the strategic direction of the Corporation. These Milestone Bonuses are discussed below.

In addition, in 2014, the Board approved a new executive remuneration framework (“executive remuneration framework”) which applies to all executive officer appointments after August 19, 2014. With the exception of the Chief Executive Officer, the majority of the Corporation’s current executive officers entered into new employment contracts in line with the executive remuneration framework effective January 1, 2015. During 2015, Dr. Hession’s employment contract was restated to ensure it is aligned with the executive remuneration framework, with a view to maximising Shareholder value and alignment with Shareholder objectives. The Chief Executive Officers’ individual arrangements are described separately. The executive remuneration framework is heavily biased towards creating Shareholder value and a significant component is directly linked to measurable performance of the Corporation and the individual.

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The Board reviewed executive remuneration in 2015 and additional changes were introduced to further align executive remuneration and the creation of long term Shareholder value. A Corporate Scorecard (“Scorecard”) was introduced in 2015 and is a key element to assessing executive officer short term incentives. An element of this Scorecard is relative total shareholder return. In addition, a revised Long Term Incentive Plan was adopted which prescribes that a portion of the annual long term incentive award is to be performance tested against relative total shareholder return (“RTSR”).

The elements of the executive remuneration framework are set out under “Elements of InterOil’s Compensation Program” below. Under the executive remuneration framework, the target allocation of an executive officer’s potential remuneration is 55% at risk and 37% of that potential total annual remuneration is in the form of RSUs. The actual percentages will vary from year to year depending on performance outcomes.

Key components for executive officers are:

•	annual salary is reviewed each year and may only be increased following a review by the Compensation Committee of inflation, current market conditions and practices (including remuneration of executives in comparable positions), and consideration of executives’ performance against defined key performance indicators;

•	an annual short-term incentive target opportunity equal to 50% of an executive’s annual base salary measured against the Corporation’s performance Scorecard and individual executives’ defined key performance indicators; and

•	an annual long-term incentive grant of RSUs equivalent to 150% of an executive’s annual base salary of which 33.33% is time tested and 66.66% is performance tested by comparing the RTSR of the Common Shares against a representative group of industry peer organisations over two years. If the performance test results in anything less than top quartile performance the executive forfeits a proportion of that grant. If the performance test results in less than median performance the executive forfeits the entire grant.

Under Dr. Hession’s restated contract the target allocation of Dr. Hession’s potential remuneration is 85% at risk, and 72% of the total contract is in the form of RSUs (assuming the achievement of expected milestones in 2016). The actual percentages will vary from year to year depending on performance outcomes. The key components of Dr. Hession’s yearly remuneration are:

•	annual salary is reviewed each year and may only be increased following a review by the Compensation Committee of inflation, current market conditions and practices (including remuneration of executives in comparable situations), and consideration of Dr. Hession’s performance against defined key performance indicators;

•	an annual short-term incentive target opportunity equal to 100% of Dr. Hession’s annual base salary measured against the Corporation’s performance Scorecard and Dr. Hession’s defined key performance indicators; and

•	an annual long-term incentive grant of RSUs equivalent to 250% of Dr. Hession’s annual base salary of which 20% is time tested and 80% is performance tested by comparing the RTSR of InterOil Common Shares against a representative group of industry peer organisations over two years. If the performance test results in anything less than top quartile performance, then Dr. Hession forfeits a proportion of that grant. If the performance test results in less than median performance, then Dr. Hession forfeits the entire grant.

Compensation Governance and Role of Compensation Committee

The Board has established a Compensation Committee to oversee executive remuneration and manage compensation methodology. The role of the Compensation Committee is to:

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•	discharge the Board’s responsibilities relating to fair and competitive compensation of InterOil’s Chief Executive Officer, senior executives and directors;

•	review and approve an annual report on executive compensation for inclusion in the management information circular for the annual meeting of Shareholders; and

•	administer, approve and evaluate the director and officer compensation plans, policies and programs, under the Corporation’s stock incentive plans.

The Compensation Committee’s role, composition, duties and responsibilities are set out in the CC Charter which is available on our website at www.interoil.com.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of those goals and objectives; reviewing and approving all elements of compensation and incentive opportunities of our executive officers including our Named Executive Officers (as defined below); reviewing and making recommendations to the Board with respect to the compensation of all non-employee directors; and administering the Corporation’s incentive compensation plans in which our executive officers and employees may be participants. The term “Named Executive Officers” is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) to mean (a) a Chief Executive Officer; (b) a Chief Financial Officer; and (c) each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, who served as an executive officer in the most recently completed financial year and whose total salary and bonus exceeded C$150,000.

The current members of the Compensation Committee are Mr. Christopher Finlayson (Chairman), Mr. Roger Lewis and Ms. Katherine Hirschfeld. Mr. Samuel L. Delcamp served on the Compensation Committee until his retirement as a director on March 12, 2015. Following Mr. Delcamp’s retirement, Ms. Hirschfeld was appointed a member of the Compensation Committee on March 12, 2015. All members of the Committee are and were during 2015 “independent” as defined in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators and under applicable NYSE Rules.

The members of the Compensation Committee have skills and experience relevant to their responsibilities. All have held senior leadership positions in other organisations in which they have set, managed and implemented compensation policies and practices (particularly, in the case of Mr. Finlayson, as a former senior executive and Chief Executive Officer of BG Group and former senior executive of Royal Dutch Shell plc.; in the case of Mr. Lewis, as the former Group Financial Controller of Woodside Energy Limited; and in the case of Ms. Hirschfeld, as former Managing Director and Refinery Manager of BP Refinery (Bulwer Island) Limited. Mr. Delcamp was similarly qualified, as Managing member, Professional Director, Consulting of SPENSCO, LLC.

During 2015, all material compensation matters were reviewed and approved by the Compensation Committee.

The Compensation Committee makes its determinations regarding the compensation of Named Executive Officers (including the Chief Executive Officer) and other senior executives, and approves individual and corporate performance measures and their application to individual executives under delegation from the Board, with (for personnel other than the Chief Executive Officer) input from the Chief Executive Officer, supported by the regular monitoring of industry remuneration data and trends undertaken by senior human resources management and, in appropriate cases, external consultants.

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Compensation Methodology

InterOil’s compensation policy aims to reward executives fairly and responsibly in accordance with the regional and international markets in which it operates. It does this by:

•	aiming to provide market competitive remuneration that attracts, retains and motivates highly capable executives with significant industry experience;

•	establishing demanding performance measures aligned with InterOil’s strategic plan;

•	promoting the alignment of management interests with those of Shareholders and short and long term Shareholder value; and

•	setting the level and structure of each executive officer’s remuneration that reflects that executive’s knowledge, expertise and accountabilities.

Our executive compensation program is designed to be competitive with other public companies in the oil and gas business, particularly those we view as competitors for business, employee talent, and shareholder investment. In determining the market competiveness of our executive compensation program, we use publicly available information and data provided by external compensation consultants such as Guerdon Associates from time to time and Hay Group through its “PayNet” Database to which the Corporation subscribes. In reviewing this compensation data, consideration is also given to the likely country of employment and recruitment and the likely market sector from which the executives might be recruited or to which they might transfer.

Comparator Group

In connection with the executive remuneration framework, InterOil, in 2014 with the advice of Guerdon Associates, an independent compensation consultant, developed a comparator peer group for certain limited compensation purposes as described below. The peer group consisted of publicly listed companies (which remain unchanged from the 2014 original comparator group and as previously disclosed) with a core focus on oil and gas exploration and development each having a market capitalisation of a similar order of magnitude to InterOil. Due to the limited number of Australian or Canadian based comparator companies of similar order of magnitude to InterOil, other Australian and Canadian companies engaged in related industries (such as Midstream, Services and Mining) which have a market capitalisation similar to InterOil were included in the comparator Group.

Named Executive Officers

In 2015, the Corporation’s Named Executive Officers were:

•	Dr. Michael Hession – Chief Executive Officer;

•	Mr. Donald Spector – Chief Financial Officer;

•	Mr. Isikeli Taureka – Executive Director Papua New Guinea (former Executive Vice President Papua New Guinea);

•	Mr. Thomas Nador – Executive Vice President PNG Business Operations; and

•	Mr. Can (Jon) Ozturgut – Chief Operating Officer.

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Elements of InterOil’s Compensation Program

InterOil’s executive compensation methodology with respect to the Named Executive Officers and other executive officers comprises the elements listed below.

The Compensation Committee annually reviews and approves the Chief Executive Officer’s annual base salary, annual bonus and short and long term incentives. In addition, the Compensation Committee annually determines, or makes recommendations to the Board, with respect to the compensation programs for all other senior executives:

1.	Base Salary

The base salary for each executive officer is the principal fixed component of pay and is determined on the basis of the scope of the executive’s role, accountabilities and individual level of knowledge, skill and experience. Base salaries are reviewed and compared with comparable public companies in the oil and gas industry through publicly available information and data provided by external compensation consultants (as required from time to time) and the Hay Group’s “PayNet” Database.

Competitive base salaries, together with the other components of the compensation program, are designed to attract and retain suitably qualified and able executives. Base salary levels of executives are targeted at between the median and 75th percentile of InterOil’s peer group and adjusted for individual contribution and performance. In some instances, the market for certain senior key professionals has required divergence from that to salaries within the upper quartile of the comparator group in order to recognise individual performance and contribution and to secure their retention.

The annual review of base salaries for all executive officers takes into account executive performance, current market conditions and practice (including remuneration of executives of a comparable level and in comparable markets) and inflation, and adjustments are made, subject to the approval of the Compensation Committee, on these principles.

With effect from April 1, 2015, Named Executive Officers’ base salaries were increased by an average of 4.9% based on relative market based benchmarking and in line with base salary increases for employees.

Mr. Ozturgut, engaged before the implementation of the executive remuneration framework, remains on his original fixed term employment contract which entitles him to a minimum annual base salary increase of 5%. This increase was applied on January 1, 2015, pursuant to Mr. Ozturgut’s employment contract.

Any changes to the base salaries of the Chief Executive Officer and other executive officers are approved by the Compensation Committee.

In addition, Mr. Nador was promoted from Senior Vice President – Corporate to Executive Vice President – PNG Business Operations and relocated to Port Moresby, PNG, with effect from September 1, 2015. Mr. Nador’s remuneration was reviewed and increased as a consequence of the promotion.

2.	Non-Monetary Benefits

For executive officers required to relocate from their country of residence, InterOil provides industry practice non-monetary benefits such as accommodation, annual return airfares and health care insurance.

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3.	Annual Fixed Cash (“Contractual”) Bonus

Mr. Ozturgut remains on his original fixed term employment contract which entitles him to an annual fixed cash bonus equivalent to 10% of his annual base salary.

During 2015, Mr. Ozturgut earned an annual fixed cash bonus of $60,375 as listed in the Summary Compensation Table below.

4.	Short Term Incentive (Discretionary Performance Based Cash Bonus)

The annual short term incentive (“STI”) compensation program provides for cash awards, specified in individual employment contracts as a percentage of base salary. The STI is intended to motivate, reward and retain executive officers and other executives for achieving or surpassing annual Corporation and individual performance measures. The awards and their amount require approval from the Compensation Committee, based upon an approved performance matrix that assesses the performance of the executives against their Key Performance Indicators and the Corporation against the Scorecard for the relevant year, a measure of corporate performance the Board approved in 2015. The Scorecard metrics are approved by the Board on an annual basis and reflect the current year business plan and the planned activities associated with it. For 2015, the Scorecard metrics were health and safety, resource growth, finance, development progress and RTSR.

In 2015, the majority of executive officers (including the Chief Executive Officer) transitioned to the executive remuneration framework and STI Plan under which executive officers are entitled to a payment of a STI subject to a positive assessment of their individual performance against pre-agreed deliverables and behaviours and company performance assessed against the Scorecard. For executive officers (who transitioned across to the executive remuneration framework), other than the Chief Executive Officer, achievement of the target individual performance and corporate targets entitles an executive officer to a cash STI payment of 50% of base annual salary. Subject to the level of performance in the relevant year, the percentage payable to the executive officers could vary between 0 and 100% depending on whether the achievement is above or below target.

For the Chief Executive Officer, achievement of the target individual performance objectives and corporate performance targets entitles him to a cash STI payment of 100% of base annual salary. Subject to the level of performance in the relevant year, the percentage of the STI payable to Dr. Hession could vary between 0 and 200%.

The Compensation Committee approved a Scorecard result of 5 out of a possible 10 for the 2015 performance year, which equated to target performance. Executives received an STI payment equivalent to 50% of their annual base salary (except for the Chief Executive Officer who received an STI payment equivalent to 100% of his annual base salary and Mr. Ozturgut who remains on his original fixed term employment contract which entitles him to a STI equivalent between 0 and 20% of his annual base salary and who received an STI payment equivalent to 10% of his annual base salary). During 2015, short term incentives totalling $2,398,639 were earned by the Named Executive Officers, as listed in the Summary Compensation Table below.

5.	Long Term Incentive Plan

To ensure executive remuneration is aligned with the creation of long term Shareholder value and to encourage retention of key personnel, executives receive long-term incentive compensation in the form an annual share-based award. We believe that the annual provision of equity incentives for our executive officers is an essential feature of our compensation program.

In August 2014, the Compensation Committee and the Board adopted a Long Term Incentive Plan (“LTI Plan”) to apply to, amongst others, all new executive officer appointees who after that date are to be under the executive remuneration framework and, with effect from January 1, 2015, any existing executive officers who transitioned to the current framework.

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Mr. Can (Jon) Ozturgut remains on his original fixed term employment contract which does not entitle him to participate in the LTI Plan.

Awards under the LTI Plan are granted pursuant to our outstanding stock incentive plans.

There are two components to the LTI Plan which are awarded on an annual basis as follows:

RSUs are issued to recipients based upon the fair market value which is calculated using the dollar volume-weighted average price for the Common Shares on the NYSE between the opening of trade on the date four trading days preceding the date of grant, and the close of trade on the date of grant.

(I)	Time Tested RSUs:

Eligible executive officers will annually receive a grant of RSUs equivalent to the value of 50% of their annual base salary vesting, as to 50%, two years after the grant date and, as to the remaining 50%, three years after the grant date, provided in each case that the executive officer is employed by InterOil at the relevant vesting date.

(II)	RTSR Tested RSUs:

Eligible executive officers will receive an annual grant of RSUs vesting of which is subject to a performance test conducted two years after the grant date by comparing the RTSR of InterOil Common Shares against a representative group of industry peer organisations over the two year period. The representative peer group listed below consists of publicly listed companies with a core focus on oil and gas exploration and development, operating in regions analogous to Papua New Guinea, each having a market capitalisation of a similar order of magnitude to InterOil:

•	Ophir Energy Plc
•	Cobalt International Energy Inc.
•	Karoon Gas Australia Limited
•	Africa Oil Corporation
•	Beach Energy Limited
•	Kosmos Energy Ltd
•	Tullow Oil
•	Oil Search Ltd
•	Santos Ltd
•	Cairn Energy PLC

The vesting schedule for the RTSR tested RSUs is, subject to review and acceptance by the Board of the results of the performance test:

•	if top quartile performance is achieved, the grant will vest in its entirety;
•	if upper third quartile performance is achieved, 75% of the grant will vest;
•	if median percentile performance is achieved, 50% of the grant will vest; and
•	if less than median percentile performance is achieved, no part of the grant will vest.

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The first testing date, in respect of the initial grant of RTSR tested RSUs occurs on January 1, 2017. On this basis, no RTSR RSUs were vested in the 2015 performance year. As of December 31, 2015, InterOil had achieved median percentile performance against the peer group.

With the exception of the Chief Executive Officer, executive officers other than Mr. Ozturgut receive an annual grant of RSUs equivalent to their base salary. The Chief Executive Officer receives an annual grant equivalent to 200% of his base salary. As set out above, all of the RTSR tested RSUs are at risk, subject to the Company’s performance.

During 2015, $9,181,058 worth of RSUs were granted to Named Executive Officers, including as “Milestone Bonuses” (discussed under paragraph (6)(i) below).

6.	Other Long Term Incentive Arrangements

i.	Milestone Bonuses

To align executive performance with the Corporation’s strategic plan and the delivery of long term Shareholder growth, in 2013 (and prior to the introduction of the executive remuneration framework), InterOil introduced milestone performance bonuses for certain executive officers under which the right to earn bonuses awarded as RSUs (“Milestone Bonuses”) is dependent upon the achievement of specified Milestones (as defined below). Those Milestone Bonuses, while differing in individual cases, are directed at the achievement of corporate and individual goals commensurate with the furtherance of the Corporation’s strategic objectives which are customarily reflected in increased Shareholder value. The respective executive employment contracts provide the basis and framework for the payment of Milestone Bonuses in relation to, and as an incentive for, the achievement of milestone events (each a “Milestone”).

Named Executive Officers (Messrs. Spector, Taureka and Nador) who entered into new employment contracts in line with the executive remuneration framework (except the Chief Executive Officer) are no longer entitled to earn future Milestone Bonuses and only participate in the LTI Plan as discussed in “5 – Long Term Incentive Plan” above.

In 2015, Milestone Bonuses for Dr. Hession and Mr. Ozturgut related to the achievement of the Milestone relating to the date of commencement of Basis of Design for any LNG Project in which InterOil holds an equity interest (or is in receipt of a royalty in lieu of an equity interest) utilizing gas produced from PRL15 and, in the case of Dr. Hession, exploration bonuses related to the Raptor and Bobcat discoveries.

Dr. Michael Hession – Chief Executive Officer

With respect to Dr. Michael Hession, the applicable Milestones are as follows: (1) completion of the Share Purchase Agreement with Total (the “SPA Completion”); (2) date of the owners’ decision in respect of PRL 15 (the “First Project”) to proceed to prepare a basis of design for any LNG project with a capacity of at least two trains in which InterOil holds an equity interest (or is in receipt of a royalty in lieu of an equity interest) (a “Series 1 LNG Project”); (3) the date of the completion of the basis of design in respect of a LNG project with a capacity of at least two trains in which InterOil holds an equity interest (or is in receipt of a royalty in lieu of an equity interest) (a “Series 1 LNG Project”); (4) the date the owners decide to commence front end engineering and design in respect of a Series 1 LNG Project; (5) the date of the taking of a final investment decision by the owners in respect of a Series 1 LNG Project; and (6) the date on which the first cargo is loaded on to a vessel in respect of a Series 1 LNG Project for delivery to a customer.

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In addition, in certain circumstances six additional Milestones will apply to Dr. Hession as follows: (1) the completion and approval by all relevant parties of a concept select for any LNG project (other than a Series 1 LNG Project) with a capacity of at least one train in which InterOil holds an equity interest (or is in receipt of a royalty in lieu of an equity interest) (a “Series 2 LNG Project”); (2) the date of the owners’ decision to proceed to prepare a basis of design for a Series 2 LNG Project; (3) the date of the completion of the basis of design in respect of a Series 2 LNG Project; (4) the date the owners decide to commence front end engineering and design in respect of a Series 2 LNG Project; (5) the date of the taking of a final investment decision by the owners in respect of a Series 2 LNG Project; and (6) the date on which the first cargo is loaded on to a vessel in respect of a Series 2 LNG Project for delivery to a customer. If the capacity of the Series 1 LNG Project exceeds certain thresholds, certain amounts may be carried forward and credited towards the achievement of Milestones in respect of the Series 2 LNG Project.

In 2015, Dr. Hession became entitled to the second Milestone Bonus of $1,725,000 in respect of the commencement of the Basis of Design for PRL15, being the second milestone for a Series 1 LNG Project. Dr. Hession was entitled to receive this award as $862,500 in cash and $862,500 in RSUs, however he elected in discussions with the Compensation Committee to receive the whole award in RSUs. This award is due to vest on July 1, 2016, a year after the date Dr. Hession become entitled to such Milestone Bonus. Following the restatement of Dr. Hession’s employment contract, each future Milestone Bonus shall be satisfied by a grant of RSUs only, to align the milestone payments further to the performance of the Corporation. Such grants, once earned shall be subject to a one year vesting period.

In addition, on the announcement of any discovery by InterOil (jointly or in combination with other parties) of hydrocarbons within any exploration licence, and a First Qualifying Certification has been completed (defined as certification of a quantity 2C (P50) contingent resources in the discovery of at least 1 trillion cubic feet (“TCF”) of 2C (P50) contingent resources), Dr. Hession would become entitled to an “exploration bonus” of $500,000 in respect of each whole TCF associated with that certification, payable in RSUs. Dr. Hession’s right to receive an exploration bonus extends for a period of no longer than 12 months after his employed is terminated by a Relevant Termination (as defined in Dr. Hession’s employment contract.

Such exploration bonus would be grossed up pro rata to the extent of a discovery in respect of any additional volume which is not one whole TCF within that discovery.

An exploration bonus for a discovery may be increased once only at the election of Dr. Hession where a Subsequent Qualifying Certification that exceeds the First Qualifying Certification by at least 1 TCF. This election must be made within 12 months of a Relevant Termination.

In 2015, Dr. Hession received two exploration bonuses in relation to the Bobcat and Raptor discoveries pursuant to the terms of his employment contract totalling $3,024,500. Dr. Hession in conjunction with the Compensation Committee agreed to accept these bonuses in the form of RSUs in lieu of cash, totaling $3,024,500 in RSUs.

If the Milestone Bonus that are expected to be achieved in 2016 are achieved, Dr. Hession would receive Milestone Bonuses of $5,175,000 in RSUs.

Mr. Can (Jon) Ozturgut – Chief Operating Officer

With respect to Mr. Can (Jon) Ozturgut, the applicable Milestones are as follows (1) SPA Completion; (2) the date of commencement of basis of design for a Relevant LNG Project; (3) the date of commencement of front end engineering and design for a Relevant LNG Project; (4) the date of taking of a final investment decision by the owners of a Relevant LNG Project; and (5) the date of which the first cargo of LNG is loaded onto a vessel by a Relevant LNG Project for delivery to a customer. Milestone (1) was satisfied during 2014.

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Each Milestone Bonus in respect of Mr. Ozturgut is to be settled by a grant of RSUs.

In 2015, Mr. Ozturgut received a Milestone Bonus of $250,000 in RSUs in respect of the second Milestone Bonus, commencement of Basis of Design for PRL 15.

If the Milestone Bonuses that are expected to be achieved in 2016 are achieved, Mr. Ozturgut would receive Milestone Bonuses of $250,000 in RSUs.

ii.	Discretionary Long Term Incentives

In addition to annual and Milestone grants, we grant long-term incentives periodically to reward executives and employees for exemplary performance associated with non-routine work. The Compensation Committee considers the appropriateness of granting non-contractual long-term incentives on an annual basis, including the level of each grant.

This type of award consists of RSUs, which are granted pursuant to our incentive plans and only with the approval of the Compensation Committee. The Compensation Committee generally subjects stock incentive grants to a vesting schedule of between one and three years from grant. As noted above, some RSU grants will be both time tested and RTSR tested

Stock options have not been granted since 2013. Where options have been employed in the past as part of contractual long term incentive arrangements, the option exercise price of the award is established as the fair market value of our Common Shares on the date the options are granted, in accordance with the provisions of the 2009 Stock Plan and applicable market rules of the NYSE. Vesting of stock options may be subject to the satisfaction of defined performance-related conditions.

During 2015, of the Named Executive Officers only Mr. Can (Jon) Ozturgut, who does not receive an annual award as described in Section 5 above, received a Discretionary LTI to further align his interests with those of our stockholders that was approved by the Compensation Committee. This award of RSUs, which vested one year from the grant date on 11 March 2016 , had a fair market value of $101,268.

Additional Material Changes

The Corporation believes that, in order to align the interests of management with its Shareholders, directors and executive officers should maintain a significant equity interest in the Corporation. In 2014, the Board introduced a Stock Ownership Policy for non-executive directors and executive officers. That policy, which was incorporated in the Corporation’s Insider Trading Policy, requires the Chief Executive Officer and other executive officers to retain all RSUs awarded to them pursuant to a Corporation stock incentive plan until they hold Common Shares in the Corporation or RSUs to the value equal to 2.5 times their annual base salary.

A copy of the Insider Trading Policy is available on the InterOil website at www.interoil.com.

Other than as described under “Elements of InterOil’s Compensation Program” above, no other material changes were recommended by the Board or Compensation Committee in 2015 to the general remuneration philosophy.

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The total compensation paid to Named Executive Officers in 2015, and further details of their compensation, are included in the Summary Compensation Table and the Notes to that Table, below.

COMPENSATION CONSULTANT

When the Compensation Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise it on any matter within its mandate. The Compensation Committee may engage consultants to provide market data on executive and director compensation and a technical analysis of the market data in light of the Corporation’s compensation plans and practices.

In 2014, independent compensation consultant Guerdon Associates was engaged to undertake research and provide guidance in relation to the development of the executive remuneration framework introduced January 1, 2015. This included benchmarking of the existing executive remuneration structure against international peer companies. This data was relied on for benchmarking in 2015.

The Corporation’s human resources management maintains annual Hay Group international on-line survey membership used primarily to assess non-executive position classifications for market benchmarking analysis and pricing. These activities were not (nor were they required to be) either pre-approved or supervised by the Compensation Committee. To the extent management of the Corporation wishes to engage the Hay Group to provide similar other services, neither the Compensation Committee nor the Board would be required to pre-approve such other services.

Executive compensation – related fees

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management, industry compensation surveys and publicly available executive compensation data, as well as the information and recommendations provided by external consultants where applicable.

Guerdon Associates was retained to facilitate the Board evaluation process and associated workshop and the initiation of the Board renewal process. While these bodies of work were largely completed by Guerdon Associates during the course of 2013, some follow-up work was finalised in 2014. In 2014, Guerdon Associates was also engaged to provide benchmarking and remuneration policy advice in relation to non-executive roles.

Total fees billed by Guerdon Associates in 2014 for all services provided by it other than those outlined under “Executive compensation – related fees” above, amounted to $63,107.

Guerdon Associates were not engaged to undertake any benchmarking or remuneration policy advice during 2015. Aggregate fees billed by Guerdon Associates in 2014 for services related to determining compensation for the Corporation’s directors and executive officers were $74,933.

Total fees billed by the Hay Group in 2015 for all services provided by it for the provision of surveys totalled $29,585. In 2014, the total fees for all services provided by Hay Group, for the provision of surveys and benchmarking for non-executive roles, amounted to $94,658.

INSIDER TRADING

Under our Insider Trading Policy, employees (including executive officers and directors) are prohibited from engaging in any short selling activities and from transacting in put or call options of any kind in relation to the Corporation’s securities. Compliance with this policy is overseen by the Compensation Committee. None of our Named Executive Officers or directors purchased or had in place any financial instruments designed to hedge or offset a decrease in value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director, in relation to any of the Corporation’s securities in 2015.

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RISKS OF COMPENSATION POLICIES AND PRACTICES

The Board and the Compensation Committee from time to time consider the implication of the risks associated with the Corporation’s compensation policies and practices. The Corporation’s compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability. These risks were taken into consideration in determining the revised executive remuneration framework to ensure that a significant component of the LTI Plan award is directly related to delivering long-term Shareholder value. The nature of the incentive award structure provides the Compensation Committee with the ability to reward historical performance and behaviour that the Compensation Committee considers to be aligned with the Corporation’s best interests. The Corporation does not establish performance goals that would encourage short term goals at the expense of long-term goals.

The Compensation Committee and the Board have concluded that InterOil has policies and practices to ensure that employees do not have incentives to take inappropriate or excessive risks, including the following:

•	a mix of fixed and variable compensation, and an appropriate weighting of long-term equity-based compensation;

•	graduated vesting of long-term equity-based compensation;

•	annual incentive awards to Named Executive Officers are awarded based on a qualitative assessment of performance which takes into account corporate and individual performance and the risks undertaken to achieve corporate and individual goals, including the attainment of Milestones;

•	periodic awards of equity-based compensation with overlapping vesting periods to retain management and provide ongoing exposure to share price performance;

•	the adoption of the Stock Ownership Policy as described above under “Additional Material Changes”:

•	under our Insider Trading Policy, employees (including executive officers and directors) are prohibited from engaging in any short selling activities and from transacting in put or call options of any kind in relation to the Corporation’s securities; and

•	all members of the Compensation Committee are independent directors.

SUMMARY COMPENSATION TABLE

The following table sets out information concerning the total compensation earned during the financial years ended December 31, 2015, 2014, and 2013, by the Named Executive Officers:

Name and principal position	Year	Salary ($)	Option based Awards(1) ($)	Share-based Awards(2) ($)		Non-equity incentive plan compensation(3) ($)		All other compensation(7) ($)	Total compensation ($)
						Annual incentive plans
Michael Hession	2015	1,291,500	-	7,103,767	(13,14,16)	1,323,000	(12)	417,903	10,136,170
Chief Executive Officer	2014	1,230,000	-	2,140,000	(9)	3,358,000	(6,10)	243,296	6,971,796
appointed July 11, 2013	2013	614,877	-	300,016		284,565	(6)	64,563	1,264,021

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Name and principal position	Year	Salary ($)		Option based Awards(1) ($)	Share-based Awards(2) ($)		Non-equity incentive plan compensation(3) ($)		All other compensation(7) ($)		Total compensation ($)
Donald Spector	2015	498,272		-	546,919	(14)	271,386	(12)	243,074		1,559,651
Chief Financial Officer	2014	430,500		-	-		200,000	(10)	203,354		833,854
	2013	86,739		-	-		-		50,377		137,116

Thomas nador	2015	483,464	(11)	-	501,133	(14,15)	365,628	(11,12)	299,510		1,649,735
Executive Vice President –	2014	343,056		-	273,779		90,000		180,726		887,561
PNG Business Operations	2013	-		-	-		-		-		-

Isikeli Taureka (4)	2015	615,779		-	682,355	(14)	317,875	(12)	220,462		1,836,471
Executive Director, Papua	2014	616,435		-	562,179	(9)	227,464	(6)	222,209		1,628,287
New Guinea	2013	327,641		2,391,622			120,309	(6)	376,767	(5)	3,216,339

Can (jon) Ozturgut	2015	603,750		-	346,884	(13,17)	120,750	(6)	548,362	(8)	1,619,746
Chief Operating Officer	2014	545,833		-	711,928	(9)	121,932	(6)	286,392	(8)	1,666,086
	2013	-		-	-		-		471,000	(8)	471,000

Notes to the Summary Compensation Table:

(1)	The Corporation has calculated the grant date fair value of the options granted to Named Executive Officers using the Black-Scholes-Merton model. The Corporation chose the Black-Scholes-Merton model because it is recognized as the most common methodology used for valuing options and doing value comparisons. There were no differences noted between the grant date fair value and accounting fair value for share-based and option-based awards noted in the above table. The grant date fair value is calculated using the following assumptions:

Year	Period	Risk free interest rate (%)	Dividend Yield	Volatility (%)	Weighted average expected life for options
2015	NA	NA	NA	NA	NA
2014	NA	NA	NA	NA	NA
2013	Jul 1 to Dec 31	0.6	-	73	5.0
2013	Jan 1 to Jun 30	0.4	-	73	5.0

(2)	The only share-based awards granted in 2013, 2014 and 2015 were RSUs, the terms of which are described under “Elements of InterOil’s Compensation Program” in the Compensation Discussion and Analysis above. RSUs granted in 2015 are valued using the grant date fair value using Monte Carlo simulation. These values differ from the IFRS 2 fair value which utilizes the acceptance date to calculate fair value. This represents an increase in fair value of $2,046,436 for Dr. Hession, $248,779 for Mr. Spector, $194,012 for Mr. Nador, $270,011 for Mr. Taureka and $47,565 for Mr. Ozturgut. RSUs granted in 2013 and 2014 are valued on the basis of the fair value of the Common Shares, as defined in the 2009 Stock Plan as the average of the opening and closing prices quoted on the NYSE on the date of grant.
(3)	Except as specifically noted below, all amounts earned in a year were paid, in accordance with their terms, in the following year.
(4)	The cash-based compensation was paid in Australian dollars (“AU$”) during 2013, 2014 and from January 1, 2015 to April 7, 2015. Mr. Taureka signed a new employment contract on April 8, 2015, and was remunerated in U.S. dollars from this date. Amounts paid in AU$ in 2015 have been converted to U.S. dollars at an average exchange rate of 0.752 being the average rate quoted by OANDA for that year. Amounts paid in AU$ for 2014 have been converted into U.S. dollars at an exchange rate of 0.9032 being the average rate quoted by OANDA for that year. Amounts paid in AU$ for 2013 have been converted into U.S. dollars at an exchange rate of 0.9678, being the average rate quoted by OANDA for that year.
(5)	The amount in 2013 consisted of the amount payable to Mr. Taureka under his employment contract upon commencement of his employment with InterOil in consideration for certain restrictive provisions contained in that agreement.
(6)	Fixed short term incentive payable and discretionary bonuses payable under the employment contract of Dr. Hession, Mr. Taureka, and Mr. Ozturgut.
(7)	The amount in 2015, 2014 and 2013 included housing allowances paid in cash and/or lease costs for Corporation provided housing, travel allowances, transport allowances, medical insurance and pension allowances.
(8)	The amount in 2015 includes $10,000 paid to ONS Superior Energy Outcomes LLC, payable in accordance with Mr. Ozturgut’s employment contract. The amount in 2014 includes $60,000 Mr. Ozturgut was paid prior to joining as an executive whilst he was engaged as a consultant employed by ONS Superior Energy Outcomes LLC. The amount in 2013 entirely comprises consulting fees paid prior to Mr. Ozturgut joining as an executive whilst he was engaged as a consultant employed by ONS Superior Energy Outcomes LLC.
(9)	Includes RSU grants to Dr. Hession, Mr. Taureka, and Mr. Ozturgut of 41,889 RSUs, 4,553 RSUs, and 11,383 RSUs respectively for Milestone bonuses to which they became provisionally entitled in 2014 as a result of the completion of the SPA transaction with Total although in each case the grant was deferred until 2015 after the outcome of the arbitration proceedings in respect of PRL 15 was determined.
(10)	Includes payment to Dr. Hession and Mr. Spector of $2,760,000 and $200,000 respectively for Milestone Bonuses to which they became provisionally entitled in 2014 as a result of the completion of the SPA transaction with Total S.A., although in each case payment was deferred until 2015 after the outcome of the arbitration proceedings in respect of PRL 15 was determined.

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(11)	This amount has been adjusted to account for taxation on Mr. Nador’s Papua New Guinea expatriate compensation package effective October 1, 2015.
(12)	Includes 2015 STI payment based upon a corporate scorecard result of five out of a possible ten and individual performance assessments against their individual Key Performance Indicators as approved by the Compensation Committee.
(13)	Includes RSU grants of 48,294 and 4,200 RSU’s respectively to Dr. Hession and Mr. Ozturgut for the achievement of the Milestone Bonus as a result of entering into Basis of Design for PRL 15.
(14)	Includes the 2015 Performance Year LTI Time Tested and RTSR Tested RSU grant as discussed under “Elements of InterOil’s Compensation Program”.
(15)	Mr. Nador was promoted during 2015 to Executive Vice President- PNG Business Operations and received an additional pro rata grant for his 2015 Performance Year LTI to reflect his promotion.
(16)	Includes the RSU grants of 118,215 RSU’s for the exploration bonuses for Bobcat and Raptor made to Dr. Hession.
(17)	Includes a discretionary performance grant of RSUs of 2,402 RSU’s awarded by the Compensation Committee to Mr. Ozturgut for the successful result in the PRL 15 arbitration.

INCENTIVE PLAN AWARDS

Outstanding Awards

The following table sets out information regarding all share-based and option-based awards outstanding as at December 31, 2015 for each Named Executive Officer.

Option-based Awards						Share-based Awards(2)
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	No. of shares or units of shares that have not vested (#)		Market or payout value of share- based awards that have not vested ($)
Michael Hession
	2014(3)	-	-	-	-	5,215		254,440
	2015(4)	-	-	-	-	60,939	(6)	1,914,703
	2015	-	-	-	-	50,583		0

Donald Spector
	2014(3)	-	-	-	-	-		-
	2015(4)	-	-	-	-	4,941		155,246
	2015(5)	-	-	-	-	9,882		0

Thomas Nador
	2014(3)	-	-	-	-	-		-
	2015(4)	-	-	-	-	4,711		148,020
	2015(5)	-	-	-	-	9,424		0

Isikeli Taureka
	2013	60,000	67.74	23/06/18	-
	2014(3)	-	-	-	-	5,810		283,470
	2015(4)	-	-	-	-	10,600		333,052
	2015(5)	-	-	-	-	12,330		0

Can (Jon) Ozturgut
	2014(3)	-	-	-	-	1,837		89,627
	2015(7)	-	-	-	-	2,402		75,741

Notes:

(1)	The closing price for the Common Shares quoted on the NYSE on December 31, 2015, which forms the basis for this calculation, was $31.42. Some of the options identified above for which values are quoted had not vested and were not able to be exercised as at December 31, 2015. The closing price for the Common Shares quoted on the NYSE on December 31, 2014, which forms the basis for 2014 calculation, was $48.79.
(2)	The only share-based awards granted by the Corporation in 2013, 2014 and 2015 consisted of RSUs. All RSUs granted by the Corporation are distributed as Common Shares as soon as practicable after the vesting date has occurred such that as at December 31, 2015, there were no vested share-based awards not paid out or distributed and the market or payout value of vested share-based awards not paid out or distributed as at that date is nil.

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(3)	These RSUs are time tested grants.
(4)	The Corporation utilizes the Monte Carlo model for calculating the fair market value of the RSUs. This valuation is conducted by Ernst & Young. These RSUs are time tested grants.
(5)	These RSUs are performance tested against Relative Total Shareholder Return as discussed in “Elements of InterOil’s Compensation Program” - (a) (ii) RTSR Tested RSUs. The value attributable is based upon the minimum payout. If top quartile performance is achieved then 100% of the RSU’s vest. If third quartile performance is achieved than 25% of the RSU’s are forfeited and 75% of the RSU’s vest. If median percentile performance is achieved for the RTSR test 50% of the RSU’s are forfeited and 50% RSUs vest. If less than median percentile performance is achieved then 100% of the RSU’s are forfeited
(6)	Includes 24,147 RSUs Dr. Hession elected to receive in lieu of a cash payment in respect of the achievement of the Series 1, Milestone 2 Bonus as discussed in “Elements of InterOil’s Compensation Program”, as well as the 24,147 RSUs Dr. Hession was entitled to.
(7)	This is a discretionary grant awarded by the Compensation Committee to Mr. Ozturgut for the successful result in the PRL 15 arbitration.

The following table sets out the dollar value that would have been realized if options or RSUs held by the Named Executive Officers had been exercised on the vesting date.

Incentive Plan Awards – Value Vested During the Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – value vested during the year(1) ($)
Michael Hession	-	5,323,417
Donald Spector	-	-
Thomas Nador	-	210,424
Isikeli Taureka	-	251,184
Can (Jon) Ozturgut	-	709,687

Notes:

(1)	The market price employed in this calculation is the closing price of the Common Shares on the NYSE on the vesting date.

2009 Stock Plan

The 2009 Stock Plan was adopted and approved by Shareholders at the annual and special meeting of Shareholders held on June 19, 2009. If the New Plan is approved by the Shareholders at the Meeting, no additional awards will be made under the 2009 Stock Plan. The purpose of the 2009 Stock Plan is to foster and promote the long-term financial success of the Corporation and to increase Shareholder value by: (a) encouraging the commitment of selected key employees, consultants and outside directors, (b) motivating superior performance of key employees, consultants and outside directors by means of long-term incentives, (c) encouraging and providing key employees, consultants and outside directors with a program for obtaining ownership interests in the Corporation that link and align their personal interests to those of the Shareholders, (d) attracting and retaining key employees, consultants and outside directors by providing competitive compensation opportunities, and (e) enabling key employees and outside directors to share in the long-term growth and success of the Corporation.

The 2009 Stock Plan permits the Compensation Committee to grant incentive awards to outside directors, employees and to certain consultants, which awards include non-statutory stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock-based awards and other stock-based awards, as well as supplemental payments with respect thereto. Some of the incentive rights may require the satisfaction of performance-based criteria in order to be payable to participants. Such rights are an important component of the total compensation package offered to employees and to consultants, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance-based incentives.

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The maximum number of Common Shares reserved for issuance under the 2009 Stock Plan is set at 2,000,000 Common Shares. A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options. Any Common Shares subject to an award under the 2009 Stock Plan that are forfeited, cancelled, returned to InterOil for failure to satisfy conditions or otherwise terminated without an issuance of (including payment of an option price by withholding shares) Common Shares will not be counted against the maximum share limitations of the 2009 Stock Plan and may again be used for awards under the 2009 Stock Plan. The maximum aggregate number of shares attributable to incentive awards that may be granted or may vest in any calendar year pursuant to any incentive award for a Named Executive Officer is 300,000 and the maximum cash payout in any calendar year which may be made to such officer is $5 million.

The 2009 Stock Plan is administered by the Compensation Committee. Subject to the terms of the 2009 Stock Plan, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards. The Compensation Committee has the authority to interpret the 2009 Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the 2009 Stock Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order. However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by immediate family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the 2009 Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Under the 2009 Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.

The Board has the power and authority to terminate or amend the 2009 Stock Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (a) other than as a result of a dilutive event, increase the maximum number of Common Shares which may be issued under the 2009 Stock Plan; (b) amend the requirements as to the class of employees eligible to purchase Common Shares under the 2009 Stock Plan; (c) extend the term of the 2009 Stock Plan; (d) increase the maximum limits on awards to covered employees as set for compliance with the performance-based exception provisions of the 2009 Stock Plan; or (e) decrease the authority granted to the Compensation Committee under the 2009 Stock Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934. In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which the Common Shares is then listed or quoted, or the United States Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the 2009 Stock Plan shall not be amended without Shareholder approval. No amendment to the 2009 Stock Plan may adversely affect any rights of a holder of an outstanding award under the 2009 Stock Plan without such holder’s consent.

The 2009 Stock Plan was amended in 2012 to authorize the Corporation to withhold amounts necessary to meet the Corporation’s obligations for taxation arising on or in connection with the grant or exercise of incentive awards under the 2009 Stock Plan.

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Unless otherwise provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (a) if a participant’s employment is terminated for any reason other than as a result of death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set out in the applicable award agreement or 90 days after the date of termination of employment; (b) in the event of the termination of participant’s employment for cause, all vested awards immediately expire; (c) upon a participant’s retirement, any vested award shall expire on the earlier of the expiration date set out in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (d) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set out in the award agreement or the one year anniversary date of the participant’s death or disability.

Stock Options

The Compensation Committee may grant “non-statutory stock options” and “incentive stock options”; however, incentive stock options may only be granted to employees. The aggregate Fair Market Value of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. Historically, the Corporation has only granted non-statutory stock options. The exercise price under a stock option shall not be less than the Fair Market Value per share on the date of grant.

The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of Common Shares with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a “cashless exercise’’ arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the Fair Market Value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or greater than the Fair Market Value of the Common Shares on the date of the grant of the SAR. SARs are subject to the terms as the Compensation Committee may specify and may not generally be exercisable prior to six months from the date of grant.

Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set out in the 2009 Stock Plan and in the related award agreement. Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met. Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitations set out in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon. Unless otherwise provided in an award agreement, upon the termination of a participant’s employment, the non-vested portions of all outstanding awards will terminate immediately.

Other Stock-Based Awards

The Compensation Committee may grant other stock-based awards, which include awards payable in Common Shares (that are not subject to restrictions), RSUs, Common Shares awarded subject to the satisfaction of specified performance criteria, convertible or exchangeable debentures, other rights convertible into Common Shares and incentive awards valued by reference to performance criteria, which awards are payable in cash or Common Shares.

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Retirement Plan Benefits

InterOil has not adopted any retirement plan, pension plan or deferred compensation plan, although we do make payments to certain persons in lieu of a pension plan.

DISCLOSURE OF TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and change of control payments are provided for in employment contracts with the following Named Executive Officers as described below. References to Milestones in respect of a particular Named Executive Officer are to the Milestones in respect of such Named Executive Officer as set out above under “Elements of InterOil’s Compensation Program – Other Long Term Incentive Arrangements – Milestone Payments”.

These provisions were negotiated with those officers as important requirements for their attraction to and/or retention by InterOil. The triggers for their application and the amounts payable in the event they are activated were determined by negotiation and having regard to market norms for executives of their level at the time. Key elements are summarized as follows:

Dr. Michael Hession – Chief Executive Officer

Dr. Michael Hession’s employment with InterOil commenced on July 11, 2013. In 2015, Dr. Hession entered into a restated employment contract in line with the executive remuneration framework. His current employment contract has a term of five years.

Under the terms of Dr. Hession’s employment contract, there are two termination events in which Dr. Hession is entitled to receive the full amount of the “Termination Remuneration”, as described below. First, InterOil may terminate Dr. Hession’s employment immediately for any reason other than for cause or for physical or mental incapacity. Second, Dr. Hession may terminate his employment by notice if: (a) he ceases to be Chief Executive Officer or the most senior employee in the Group (as defined in the employment agreement); (b) there is a material adverse change in his status, job content or responsibilities or they are materially diminished; (c) InterOil materially breaches a provision of his employment agreement which is either not remedied or not capable of being remedied; (d) there is a “Change of Control” of InterOil (as defined in the employment agreement); or (e) InterOil becomes insolvent or similar.

In any of these cases, Dr. Hession is entitled to receive the Termination Remuneration. Any RSU previously granted to Dr. Hession also immediately vests. Dr. Hession is also entitled to receive an exploration bonus if a discovery is made on an exploration license (within 12 months of a relevant termination of his employment) which was held by InterOil at the time of Dr. Hession’s termination. Dr. Hession is also entitled to receive all unearned RSU milestone awards associated with every Milestone.

InterOil may also terminate Dr. Hession’s employment by reason of physical or mental incapacity or on the basis that he is otherwise unable to fulfil his responsibilities. In this case, he (or, in the case of his death, his estate) is entitled to half of the Termination Remuneration, together with all post termination performance incentives which attach to the prior two termination events described above.

The definition of Change of Control “Trigger Event” was amended as part of the restatement of Dr. Hession’s employment agreement. A Change of Control “Trigger Event” occurs when an offer to InterOil stockholders under a takeover bid or through the proposal of a plan of arrangement, merger or other reorganization is capable of giving rise to a Change of Control, and which the Directors of InterOil recommend to shareholders. In this event, Dr. Hession will receive 50% of the RSU Milestone awards associated with each of the Milestones. If the Trigger Event does not result in a Change of Control, or if the Trigger Event results in a Change of Control but Dr. Hession’s employment continues, the remaining 50% of the RSU awards in respect of all of the remaining Milestones will continue to be capable of being earned.

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“Termination Remuneration” is, if the termination occurs within three years of commencement of employment, an amount being the aggregate of two years’ base annual salary, twice the amount of the annual fixed cash bonus for the year in which termination takes effect and twice the amount of the performance bonus for that year. If the termination occurs three years (after July 10, 2016) or more after the employment commencement date, the Termination Remuneration is an amount being the aggregate of one year’s base annual salary and the amount of the performance bonus for that year.

There are two instances where Dr. Hession’s termination does not trigger the Termination Remuneration. First, Dr. Hession may terminate his employment by giving three months’ written notice to InterOil. Second, InterOil may terminate Dr. Hession for cause. In either of these events, Dr. Hession is entitled to the accrued amount of base annual salary and other benefits accruing as at the end of the period of notice. Any rights to annual fixed cash bonus, performance bonus or exploration bonus (but not an entitlement which has been unconditionally accrued) are forfeited.

On termination of his employment Dr. Hession must resign from office as a director or officer of all InterOil companies, maintain confidentiality obligations and observe a 12 month non-compete and non-solicitation covenant.

Mr. Donald Spector – Chief Financial Officer

Mr. Spector’s employment with InterOil commenced on October 17, 2013.

On April 8, 2015 Mr. Spector entered into a replacement employment agreement in line with the executive remuneration framework. The agreement took effect as of January 1, 2015 and the term of the agreement is until October 17, 2017.

Under the replacement agreement, on termination of Mr. Spector’s employment by InterOil (other than for cause), or on termination by Mr. Spector on the basis of unilateral conduct by InterOil as a result of: (i) Mr. Spector ceasing to be Chief Financial Officer; (ii) a fundamental breach of the agreement by InterOil; (iii) a “Change of Control” (as defined in the employment agreement); or (iv) the insolvency, liquidation or similar of InterOil, Mr. Spector is entitled to “Termination Remuneration” as follows: (a) an amount equal to the amount of base annual salary and pension contribution, payable at the rate applicable as at the time of termination, which would have been paid if the agreement had terminated at the expiry of the term; (b) vesting on or about the date of termination of all unvested time tested RSUs granted under Part A of the LTI Plan under the revised executive remuneration framework; (c) vesting of all unvested RSUs granted under Part B of that LTI Plan in accordance with the vesting schedule and after meeting the RTSR Test (except on a Change of Control, where such RSUs will vest on or about the termination date); and (d) the Short Term Incentive pro-rated from the preceding January 1. Certain conditions, including confidentiality and time-limited non-compete and non-solicitation provisions, apply on termination.

A “Change of Control” does not occur, for the purposes of the employment agreement, where Mr. Spector is offered employment with a comparable business resulting from the amalgamation, reconstruction, or sale of some or all of the assets of the Group (as defined in the employment agreement).

Thomas Nador – Executive Vice President – Papua New Guinea Business Operations

On April 10, 2015, Mr. Nador entered into a replacement employment agreement in line with the executive remuneration framework. The agreement took effect as of January 1, 2015 and the term of the agreement is until June 30, 2019.

Under the replacement agreement, on termination of Mr. Nador’s employment by InterOil (other than for cause), or on termination of his employment by Mr. Nador on the basis of unilateral conduct by InterOil as a result of: (a) Mr. Nador ceasing to be Executive Vice President Papua New Guinea Business Operations; (b) a fundamental breach of the agreement by InterOil; (c) a “Change of Control” (as defined in the employment agreement); or (d) the insolvency, liquidation or similar of InterOil, Mr. Nador’s is entitled to the “Termination Remuneration” as follows: (i) 75% of base annual salary and 75% of pension contribution; (ii) vesting on or about the date of termination of all unvested time tested RSUs granted under Part A of the LTI Plan under the revised executive remuneration framework; (iii) vesting of all unvested RSUs granted under Part B of the LTI Plan in accordance with the vesting schedule and after meeting the RTSU Test (except on a Change of Control, where such RSUs will vest on or about the date of termination); and (iv) Short Term Incentive pro-rated from the preceding January 1. Certain conditions, including confidentiality and time-limited non-compete and non-solicitation provisions, apply on termination.

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A “Change of Control” does not occur, for the purposes of the employment agreement, where Mr. Nador is offered employment with a comparable business resulting from the amalgamation, reconstruction, or sale of some or all of the assets of the Group (as defined in the employment agreement).

Isikeli Taureka – Executive Director Papua New Guinea

On April 8, 2015, Mr. Taureka entered into a replacement employment agreement in line with the executive remuneration framework. The agreement took effect as of January 1, 2015 and the term of the agreement is until December 31, 2016.

Under the replacement agreement, on termination of Mr. Taureka’s employment by InterOil (other than for cause), or on termination of his employment by Mr. Taureka on the basis of unilateral conduct by InterOil as a result of: (a) Mr. Taureka ceasing to be Executive Director Papua New Guinea; (b) a fundamental breach of the agreement by InterOil; (c) a “Change of Control” (as defined in the employment agreement); or (d) the insolvency, liquidation or similar of InterOil, Mr. Taureka is entitled to the “Termination Remuneration” as follows: (i) 75% of base annual salary and 75% of pension contribution; (ii) vesting on or about the date of termination of all unvested time tested RSUs granted under Part A of the LTI Plan under the revised executive remuneration framework; (iii) vesting of all unvested RSUs granted under Part B of the LTI Plan in accordance with the vesting schedule and after meeting the RTSU Test (except on a Change of Control, where such RSUs will vest on or about the date of termination); and (iv) Short Term Incentive pro-rated from the preceding January 1. Certain conditions, including confidentiality and time-limited non-compete and non-solicitation provisions, apply on termination.

A “Change of Control” does not occur, for the purposes of the employment agreement, where Mr. Taureka is offered employment with a comparable business resulting from the amalgamation, reconstruction, or sale of some or all of the assets of the Group (as defined in the employment agreement).

Can (Jon) Ozturgut – Chief Operating Officer

Mr. Ozturgut entered into an employment agreement with InterOil on January 15, 2014. Mr. Ozturgut commenced employment under the agreement on January 21, 2014. This agreement was extended for a term of one year on January 21, 2016 and expires on January 20, 2017.

Under the terms of Mr. Ozturgut’s employment agreement, there are three termination events in which Mr. Ozturgut is entitled to receive all or part of the “Termination Remuneration”, as described below. First, InterOil may terminate Mr. Ozturgut’s employment immediately for any reason other than for cause or for physical or mental incapacity. In this case, Mr. Ozturgut is entitled to all of the Termination Remuneration.

Second, Mr. Ozturgut may terminate his employment by notice if: (a) he ceases to be Chief Operating Officer of the Group (as defined in the employment agreement); (b) there is a material adverse change in his status, job content or responsibilities or they are materially diminished; (c) InterOil materially breaches a provision of his employment agreement which is either not remedied or not capable of being remedied; (d) there is a “Change of Control” of InterOil (as defined in the employment agreement); or (e) InterOil becomes insolvent or similar. In this case, Mr. Ozturgut is entitled to the all of the Termination Remuneration. A “Change of Control” includes the making of offers to InterOil stockholders under a takeover bid or the proposal of a plan of arrangement, merger or other reorganization on terms and conditions which the directors of InterOil could in accordance with their fiduciary duties recommend to stockholders. Mr. Ozturgut has no claim with respect to termination that occurs pursuant to an amalgamation, reconstruction, or sale of some or all of the assets of the Group (as defined in the employment agreement), if Mr. Ozturgut has been offered employment in a comparable business resulting from such change.

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Third, InterOil may terminate Mr. Ozturgut’s employment by reason of physical or mental incapacity or on the basis that he is otherwise unable to fulfil his responsibilities. In this case, he (or, in the case of his death, his estate) is entitled to half of the Termination Remuneration.

In all three Termination Remuneration triggering events, all of the awards attributable to all Milestones vest on termination. If a Change of Control occurs prior to the achievement of any Milestone, all of the awards attributable to all Milestones vest on the occurrence of the Change of Control.

“Termination Remuneration” is an amount equal to twice Mr. Ozturgut’s base annual salary and an amount equal to twice the aggregate amount of incentive bonuses which have not previously been paid.

Mr. Ozturgut is not entitled to the Termination Remuneration if his employment is terminated for cause, or if he resigns his employment. In these cases, Mr. Ozturgut is entitled to payment of annual base salary and other entitlements and benefits up to or accruing as at the termination date. Any accruing or prospective entitlement to annual fixed cash bonus or discretionary performance bonus (but not an entitlement which has unconditionally accrued) is forfeited.

On termination of employment Mr. Ozturgut must resign from office as a director or officer of all InterOil companies, maintain confidentiality obligations and observe a 12 month non-compete and non-solicitation covenant.

Payments upon termination of employment and upon change of control of InterOil

The following table sets out estimates of the incremental amounts payable to each of the Named Executive Officers upon the specified termination events attracting the payment of the Termination Remuneration, assuming that each such event took place on December 31, 2015.

	Salary(1) ($)	Annual Bonus ($)(2)	Other Employee Benefits(3)	Value of Stock Options ($)	Value of RSUs(4) ($)	Total Incremental Obligation ($)
Michael Hession(5)	2,646,000	2,646,000	-	-	33,979,021	39,271,021
Donald Spector	516,926	258,463	50,000	-	465,739	1,291,128
Isikeli Taureka	487,503	325,002	40,950	-	720,461	1,573,916
Thomas Nador	876,746	339,009	64,655	-	444,122	1,724,532
Can (Jon) Ozturgut	1,207,500	724,500	-	-	825,471	2,757,471

Notes:

(1)	All employees are entitled to payment of all salary and benefits up to and including the date of termination. Payment can be made in lieu of notice, which is three months for the Dr. Michael Hession and Mr. Can (Jon) Ozturgut. All other executive officers may be terminated with immediate effect. All employees are also entitled to payment of all outstanding leave entitlements owed at the date of termination. Payment in lieu of notice and payment of outstanding leave entitlement are not included in the above figures.
(2)	Annual bonus is based on a contractual cash bonus (a percentage of annual salary) as provided in the respective Named Executive Officers’ employment contracts.
(3)	Amount represents the payment of pension allowance in accordance with their employment contracts.
(4)	Amount represents the grant of all unearned RSU Milestone Bonuses for Dr. Hession and Mr. Ozturgut and unvested RSU awards for all Executive Officers under the Long Term Incentive Plan as described under ‘Elements of InterOil’s Compensation Program’.
(5)	Termination remuneration for Dr. Hession assumes termination prior to July 10, 2016 in accordance with employment agreement.

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DIRECTORS’ COMPENSATION

The following table provides information on the compensation provided to the non-executive directors of InterOil during the year ended December 31, 2015. Compensation paid to non-executive directors in 2015 consisted of a $50,000 annual retainer (excluding the Chairman and Deputy Chairman), meeting fees and RSUs equivalent to $200,000 per annum (subject to a vesting term).

Name	Fees earned ($)	Share-based awards(1) ($)	Total Compensation ($)
Christopher Finlayson	222,976	200,053	423,029
Ford Nicholson	82,000	200,053	282,053
Roger F. Lewis	70,750	200,053	270,803
Sir Rabbie Namaliu	52,000	200,053	252,053
Samuel L. Delcamp (2)	24,739	-	24,739
Sir Wilson Kamit	56,000	200,053	256,053
Ellis Armstrong	56,444	300,072	356,516
Katherine Hirschfeld	60,335	300,072	360,407
Yap Chee Keong	46,279	248,034	294,313
	$671,523	$1,848,443	$2,519,966

Notes:

(1)	All non-executive directors holding office in 2015, with the exception of Mr. Ellis Armstrong, Ms. Katherine Hirschfeld and Mr. Yap Chee Keong were granted RSUs on June 9, 2015, in connection with their duties as directors of the Corporation. In addition, Mr. Ellis Armstrong and Ms. Katherine Hirschfeld were granted RSU on January 1, 2015 and Mr. Yap Chee Keong was granted RSUs on March 12, 2015. Grants of RSUs are valued on the basis of the fair value of the Corporation’s common stock, as defined in the 2009 Stock Plan as the average of the opening and closing prices quoted on the NYSE on the date of grant.

(2)	Mr. Delcamp ceased to be a director on March 12, 2015.

Directors’ fees were last restructured effective July 1, 2013 following benchmarking against relevant comparator groups (consisting of similar companies listed in the United States, Australia, Canada, the United Kingdom and Papua New Guinea, reflecting the domicile of InterOil directors) conducted by Guerdon Associates who were engaged by the Compensation Committee to provide guidance on the appropriate level of compensation payable to non-executive directors.

Director’s fees remain unchanged and as at the date of this Circular, the following membership fees are in place for each standing Board committee:

•	Audit and Risk Committee and Compensation Committee – Chairman $15,000 and members $6,000 per annum; and

•	Nominating and Governance Committee and Reserves Governance Committee – Chairman $6,000 and members $2,000 per annum.

InterOil has a Stock Ownership Policy for non-executive directors and executive officers and senior management. The policy was last reviewed in 2014. That policy, which is incorporated in the Corporation’s Insider Trading Policy, requires non-executive directors to hold stock in the Corporation (including for this purpose RSUs) having a value of not less than $400,000. No non-executive director is required to acquire stock for the purpose of conforming to this policy, but no non-executive director should dispose of any common shares resulting from the grant of RSUs by the Corporation until the minimum holding is achieved. A copy of the Insider Trading Policy is available on the InterOil website at www.interoil.com.

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PERFORMANCE GRAPH

The following graph compares the yearly change for the five years ended December 31, 2015 in the cumulative total Shareholder return on our Common Shares against the cumulative total return for the S&P Oil and Gas E&P Index and the S&P 1500 Index. The comparison of total return on an investment for each of the periods assumes that C$100 was invested on January 1, 2011 in our Common Shares, the S&P Oil and Gas E&P Index, the S&P 500 Index, and that all dividends were reinvested. As a further comparison, the performance of Brent Crude oil is also included and rebased to 100 as of January 1, 2011.

COMPARISON OF THE FIVE YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN ON COMMON SHARES

	Years ended 31 December,
	2011		2012		2013		2014		2015
InterOil	C$	71	C$	77	C$	71	C$	68	C$	44
S&P500 Index	C$	100	C$	113	C$	147	C$	164	C$	163
S&P Oil & Gas E&P Index	C$	101	C$	104	C$	132	C$	92	C$	58
Brent Crude Oil	C$	113	C$	117	C$	117	C$	61	C$	39

InterOil’s Common Shares currently trade on the NYSE. Share price data is sourced from Bloomberg LLP for the period.

As demonstrated in the graph above, the Corporation’s total Shareholder return has decreased 56% since January 1, 2011. The Corporation’s cumulative performance was less than the two comparator indices over the five most recently completed financial years. The Corporation’s cumulative performance was more than the performance of Brent Crude Oil over the five most recently completed financial years.

For the period January 1, 2011 to December 31, 2015, assuming a C$100 initial investment and reinvestment of all dividends, the Corporation’s cumulative total shareholder return on Common Shares was C$63.52 as compared with C$124.57 for the S&P/TSX Composite Index and C$ 186.74 for the S&P 1500 Index.

During this period, the Corporation has undergone substantial change as it advanced the development of its core assets. This process has necessitated a number of changes to the Corporation’s executive officer compensation as described more fully below. This has in some cases resulted in an increase in executive compensation while total shareholder return has decreased. Total shareholder return is influenced by a number of factors, including macroeconomic factors such as commodity prices, which are outside the control of the Corporation.

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Base salaries and other fixed elements of executive officer compensation are established at the commencement or renewal of an executive officer’s employment. Base salaries for executive officer compensation have increased in line with the relevant employment market factors associated with attracting and retaining executives and are not directly linked to the share price of the Common Shares. Executive officer compensation is through the corporate scorecard and LTI Plan now more closely aligned to the share price of the Common Shares, with this forming a key part of the RTSR performance component

During 2013 and 2014, the composition of the Corporation’s executive officer leadership team altered significantly. In addition, the strategic direction of the Corporation changed to focus on the development of oil and gas assets, reflected in the divestiture of the Corporation’s Downstream and Midstream businesses in 2014. These were factors taken into consideration when establishing the current executive remuneration framework for the Corporation’s executive officers during 2014. In 2013 and 2014, the Board introduced an incentive program for executive officers that rewarded the achievement of significant Milestones associated with the progress of developing the Corporation’s oil and gas assets, aligned with the strategic direction of the Corporation. These Milestone Bonuses are discussed in the “Compensation Discussion and Analysis” above. While total Shareholder return has decreased during this period, the payment of the Milestone Bonuses reflects the attainment of significant corporate milestones, the full value of which may not be presently reflected in the trading price of our Common Shares.

The Board reviewed executive remuneration in 2014 and additional changes were introduced effective January 1, 2015 to further align executive remuneration and the creation of long term Shareholder value. A Scorecard was introduced in 2015 and is a key element to assessing executive officer Short Term Incentives. An element of this scorecard is RTSR. Effective August 19, 2014 a revised LTI Plan was introduced which prescribes that a portion of the annual Long Term Incentive award is to be performance tested against Relative Total Shareholder Return. These changes are discussed in the Compensation Discussion and Analysis above.

Whilst the first grant of the RTSR tested RSU’s are not due to vest until 1 January 2017, as of December 31, 2015, InterOil had achieved median percentile performance against the peer group.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding our equity compensation plans as of December 31, 2015.

Plan Category	Number of securities to be issued on exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	594,954	US$	45.11	480,718

Note: The only equity compensation plan in use as at the date of this Circular is the 2009 Stock Plan. The New Plan will be presented to the Shareholders for approval at the Meeting.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors or executive officers owed any debts to us or any of our subsidiaries at any time during 2015 or as of April 25, 2016. We did not provide any financial assistance to any directors to purchase any of our securities in 2015.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Circular and on the basis of information provided by directors and executive officers, no director or executive officer of the Corporation and no person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (collectively, an “Informed Person”) and no associate or affiliate of any Informed Person, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.

The Board believes that effective corporate governance is critical to our continued and long-term success. The Board strongly believes that commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.

The disclosure of InterOil’s corporate governance practices is presented pursuant to the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and is set out in Appendix “B” to this Circular.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries were to any substantial degree performed other than by the Directors or executive officers of the Corporation or subsidiary in 2015.

ADDITIONAL INFORMATION

Additional information regarding the Corporation is available under our profile on SEDAR at www.sedar.com, including our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2015, which includes our financial information. Information regarding our business is provided in the 2015 AIF. The disclosure required by NI 52-110 is found in our 2015 AIF under the heading “Audit Committee”. Shareholders may contact InterOil Corporation at 163 Penang Road, #06-02 Winsland House II, Singapore 238463 (attention Ms. Sheree Ford, General Counsel and Corporate Secretary) or through our website at www.interoil.com to obtain, without charge, copies of these documents and additional copies of this Circular.

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APPENDIX “A”

DISSIDENT RESOLUTIONS

Dissident Director Election Resolution

“BE IT RESOLVED, as an ordinary resolution, that in accordance with Section 4 of By-Law No. 2 of the Corporation, the number of directors to be elected at the 2016 annual meeting of the Corporation’s shareholders be fixed at six (6).”

Dissident Compensation Committee Charter Resolution

“BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend the charter of the Compensation Committee of the board of directors of the Corporation (the “CC Charter”) as follows:

(a)	by deleting Section 5.1 of the CC Charter and adding the following: :

“Director Compensation. The Committee shall periodically review and make recommendations to the Board with respect to compensation payable for serving as a director. In making these recommendations to the Board, the Committee shall be guided by the following guidelines (unless these guidelines are clearly non-aligned with compensation best practices at the time as certified by Advisors and disclosed in the Company’ s compensation disclosure): (i) not less than 50% of the total compensation payable for serving as a director shall be in the form of equity-based compensation; (ii) for as long as the individual serves as a director and for a period of one year from the date the individual ceases serving as a director, that individual may not sell, transfer or assign to any third party more than 50% of the total number of shares of the Company received by way of compensation for serving as a director; and (iii) the total cash compensation payable to all directors of the Company for service as directors shall not exceed an aggregate amount of US$600,000 annually.”

(b)	by adding the following as the last sentence of Section 5.3 of the CC Charter:

“In approving these compensation arrangements for Executive Officers, the Committee shall be guided by the following principles: (i) no Executive Officer shall receive a payment in connection with a change-in control transaction (a “Change of Control Payment”) unless the price per share payable to shareholders as a result of the transaction exceeds both (x) US$60.00 per share (based on the number of shares outstanding as of the day this charter was amended to include this provision, and as adjusted appropriately as a result of consolidation, etc.) over a 30 day trailing VWAP (the “Threshold Price”), and (y) the 30 day trailing VWAP as of the date of the commencement of the Executive Officer’ s employment with the Company; and (ii) the Change of Control Payment may be pro-rated by the Board in its discretion above the Threshold Price up to any maximum amount determined by the Board, based on the price per share payable to shareholders as a result of the transaction.” In any event, any of these awards, opportunities, agreements, arrangements, provisions, compensation or benefits must clearly align with compensation best practices as certified by Advisors and disclosed in the Company’s compensation disclosure.”

Dissident Nomination and Governance Committee Resolution

“BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend the charter of the Nomination and Governance Committee of the board of directors of the Corporation (the “NGC Charter”) as follows:

(a)	by deleting the first sentence of Section 5.1 of the NGC Charter and replacing it with the following sentence:

“The Committee shall formulate the criteria for directors, and shall consider personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board (including, for greater certainty, at least one third of the directors must have direct skills, competency and experience in matters relevant to the exploration and development of the Company’s onshore licenses and development assets in the Papua New Guinea jungle), taking into account the composition of the Board as a whole.”

(b)	by deleting the second sentence of Section 5.3 of the NGC Charter and replacing it with the following sentence:

“The Committee shall also annually review each incumbent director’s past performance and skills (including, for greater certainty, at least one third of the directors must have direct skills, competency and experience in matters relevant to the exploration and development of the Company’s onshore licenses and development assets in the Papua New Guinea jungle) and recommend to the Board whether such director should be nominated for re-election.”

Dissident Reserves Governance Committee Resolution

“BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend the charter of the Reserves Governance Committee of the board of directors of the Corporation (the “RGC Charter”) as follows:

(a)	by deleting Section 4(c) of the RGC Charter and replacing it with the following:

“to review any proposed public disclosure or regulatory filings by the Corporation with respect to any reserves and/or resources evaluation and oil and gas activities and the material compliance thereof with applicable regulatory requirements and, if appropriate, make recommendations to the Board to approve or disapprove of the release or filing thereof; provided that, subject to and in further compliance with applicable securities laws, whenever the Corporation files a report disclosing a certain well location as a commercial discovery or otherwise provides disclosure in that regard, the Committee shall request the Corporation to disclose in reasonable detail: (i) the Corporation’s view as to why the location is a commercial discovery, including its views and assumptions on costs of development (including the overall cost breakdown for wells and operations); (ii) likely markets for production from the discovery; and (iii) any update such discovery implies to the most recent annual resource report.”

(b)	by deleting Section 4(d) of the RGC Charter and replacing it with the following:

“to review and make recommendations to the Board respecting the appointment of a qualified reserves evaluator or auditor pursuant to the requirements of NI 51-101; provided that, subject to and in further compliance with applicable securities laws, the Committee shall, to the extent practicable:

(i)	ensure that any qualified reserves evaluator or auditor it recommends to the Board has sufficient relevant experience in evaluating reserves and/or resources similar to the Corporation’s onshore licenses and development assets in the Papua New Guinea jungle; and

(ii)	provided the evaluator remains qualified in the Committee’s view, maintain the same evaluator from year to year to provide a more consistent assessment of the Corporation’s reserves over time.”

(c)	by deleting Section 4(k) of the RGC Charter and replacing it with the following:

“to review the scope of the annual review of the Corporation’s reserves and/or resources; provided that in addition to complying with the disclosure requirements of NI 51-101, such annual review shall include an evaluation by the qualified reserves evaluator or auditor of any new claimed discoveries by the Corporation referred to in Section 4(c) of this Charter and the Corporation’s related assumptions and development plans.”

Dissident Material Transactions Resolution

“BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend the charter of the board of directors of the Corporation (the “Board Charter”) as follows:

(a)	by adding the following section after “Mandate and Stewardship of the Corporation” and before “Board Renewal” in the Board Charter:

“Approval of Material Transactions

In the event that the Corporation is a party to any transaction (a “Transaction”) involving the disposition or acquisition of assets with a fair market value equal to or greater than 10% of the total book value of the Corporation’s assets at that time (the “Transaction Threshold”), the Board shall submit the Transaction for approval of the shareholders by majority resolution at a meeting of the shareholders held in compliance with the Business Corporations Act (Yukon) and applicable securities laws. The Board will review and establish the appropriate Transaction Threshold on an annual basis.”

Dissident Disclosure Policy Resolution

“BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend the charter of the board of directors of the Corporation (the “Board Charter”) as follows:

(a)	by deleting the text of the section of the Board Charter entitled “Communication to Shareholders” and replacing it with the following:

“The Board of Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation’s shareholders and to the public. Therefore, the Board must prepare, maintain in effect at all times and rigorously comply in all respects with a policy regarding effective communication with its shareholders and the public that is consistent with best corporate governance practices, provides opportunity for significant input by independent directors into Board decisions on public disclosures, and ensures that shareholders and the public are provided sufficient detailed information by the Corporation to understand fully the exploration and development status of the Corporation’s onshore licenses and development assets in the Papua New Guinea jungle (the “Disclosure Policy”). On an annual basis, the Board must review (and to the extent required to comply with the preceding sentence, update) the Disclosure Policy, and report in reasonable detail to the Corporation’s shareholders on the Corporation’s practices and procedures in place to ensure compliance with the Disclosure Policy. The Disclosure Policy shall be made available on the Corporation’s website in addition to all other required disclosures.”

APPENDIX “B”

CORPORATE GOVERNANCE DISCLOSURE

FORM 58-101F1

	Disclosure Requirement		InterOil Corporation Corporate Governance Practices

1.	Board of Directors

	(a)	Disclose the identity of directors who are independent.	The following directors are independent as that term is defined in NI 58-101 and NI 52-110 and under applicable NYSE Rules: Mr. Christopher Finlayson, Mr. Ford Nicholson, Mr. Roger Lewis, Sir Rabbie Namaliu, Sir Wilson Kamit, Dr. Ellis Armstrong, Ms. Katherine Hirschfeld and Mr. Yap Chee Keong.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Dr. Michael Hession and Mr. Keli Taureka are not independent as they are both executive officers of InterOil.

	(c)	Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of our ten directors are independent under NI 58 - 101. A majority of our directors will be independent if all InterOil Nominees at the Meeting are elected.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Finlayson is a non-executive director of Hoegh LNG AS, a company listed on the Oslo Stock Exchange. Mr. Ford Nicholson is Chairman of BNK Petroleum Inc., a company listed on the Toronto Stock Exchange. Sir Rabbie Namaliu is a director of Marengo Mining Limited, a company listed on the Toronto Stock Exchange, Australian Securities Exchange and the Port Moresby Stock Exchange; a director of Bougainville Copper Limited, a company listed on the Australian Securities Exchange; and a director of Kina Asset Management Limited, a company listed on the Port Moresby Stock Exchange. Ms. Katherine Hirschfeld is a director of Broadspectrum Limited and Toxfree Solutions Limited, both of which are listed on the Australian Securities Exchange. Mr. Yap Chee Keong is a director of ARA Asset Management Limited and Tiger Airways Holdings Limited, both of which are listed on Singapore Exchange Limited; and Olam International Limited and The Straits Trading Company Limited both of which are listed on Singapore Exchange Securities Trading Limited. None of our other directors is currently serving on the board of any other reporting issuer or other publicly-traded corporation.

	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	At a minimum of two meetings of our Board each year, a session of independent directors is held in person without management being present, facilitated, if required, by the Corporate Secretary. During 2015, our independent directors met on two occasions without the presence of management and non-independent directors.

	(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Mr. Christopher Finlayson is Chairman of the Board and is an independent director. As Chairman and independent director, Mr. Finlayson provides leadership for the Board’s independent directors, including convening and chairing meetings of the independent directors to discuss the Corporation’s and management’s performance.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to Appendix “C” to this Circular for the attendance record of directors for all Board meetings and meetings of each standing Board committee.

2.	Board Mandate

	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.		Please refer to Appendix “D” to this Circular for the Board Charter. The Board Charter is also available on our website at www.interoil.com.

3.	Position Descriptions

	(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman and for the chairs of each Board committee. Charters have also been developed and approved for each standing Board committee, which are available on our website at www.interoil.com.

	(b)	Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.	The Board has developed and agreed on a written position description with the Chief Executive Officer.

4.	Orientation and Continuing Education

	(a)	Briefly describe what measures the board takes to orient new directors regarding:

	(i)	the role of the board, its committees and its directors; and	New directors are provided with a copy of all Board and committee mandates and policies, articles and by-laws, pertinent corporate information and other reference materials, and are introduced to all existing directors and to senior management. The Corporate Secretary provides a briefing and responds to any questions raised.

	(ii)	the nature and operation of the issuer’s business.	New directors are provided with copies of the Corporation’s fact sheet, analysts’ research reports, press releases and presentations, a transcript of live conference calls of financial briefings for the most recent quarter, and copies of all recent Papua New Guinea media releases. They are also given an orientation tour of our operations in Papua New Guinea at the first opportunity, and hold meetings with executive officers, other senior financial, corporate and operations personnel and existing directors on joining the Board. In these meetings, new directors are provided with presentations detailing our current operations and activities, together with an outline of the Corporation’s history and its strategic plans and objectives.

	(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Board takes a number of measures to provide continuing education for our directors. The Board encourages directors to identify courses which they feel would be of individual educational benefit to them in their capacity as directors and affords them as far as reasonably practicable the opportunity to participate in them. During 2015, both Dr. Hession and Mr. Nicholson undertook an INSEAD director’s course. In addition, various seminars and presentations were facilitated for the entirety of the Board, including a briefing on LNG project financing (by Societe Generale) and gas marketing. Board papers and other materials circulated periodically are provided to directors by way of update, guidance and information to enhance directors’ knowledge on current topical developments or otherwise contribute to their professional skills. Relevant briefing sessions are included in meetings of directors to enhance their professional development, led where appropriate by internal or external specialists. A quarterly risk overview, including a formal risk report, is provided at alternate Board meetings. Updates on the Corporation’s activities are provided to directors in each month. “Continuing Director Education” is a standing agenda item of each scheduled Board meeting. All directors are entitled to attend any meeting of a Board standing committee in the capacity of observers or invitees if they are not appointed Committee members.

5.	Ethical Business Conduct

	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees.

	(i)	disclose how a person or company may obtain a copy of the code;	Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also the SEDAR website located at www.sedar.com. Our employees and directors are all provided with a copy of our Code of Ethics and Business Conduct on joining InterOil.

	(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Our management and all employees are required to acknowledge their understanding of the Code of Ethics and Business Conduct and all new employees are required to accept its terms as a condition of their employment. The Corporate Secretary and Chief Financial Officer monitor compliance with the Code and report to the Board, or to its Audit and Risk Committee or its Nominating and Governance Committee as required. In addition, the Board (through its Audit and Risk Committee) encourages reporting of any non-compliance with the Code, including through the Corporation’s whistleblower policy.

	(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2015 and no other departures from the Code were requested. Any future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.

	(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors are required to disclose any matters in which they may have, or may be perceived to have, a material interest prior to consideration of the matter. On such disclosure and on advice from the General Counsel and Corporate Secretary where necessary, the director and the Board will determine whether the director should refrain from discussing or voting on the matter, or absent himself from the meeting while the matter is discussed. In transactions where a director has a material interest, the director is unable to vote. Any transaction in which a director or executive officer has a material interest is required to be approved by members of the Audit and Risk Committee as not having an interest in the matter. In addition, in certain instances special Board committees are established to deal with matters where potential conflicts of interest may arise.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Code of Ethics and Business Conduct is supported by a number of policies which require adherence by all InterOil personnel to all applicable regulatory requirements and the ethical business practices prescribed by the Corporation. These policies include an Anti-Bribery and Anti-Corruption Policy, a Political Donations Policy and an Insider Trading Policy, copies of which are available on the Corporation’s website at www.interoil.com. A whistleblower policy and facility are in place which provide employees with the ability to report, on a confidential and anonymous basis, any violations of the Code of Ethics and Business Conduct or other unethical conduct.

6.	Nomination of Directors

	(a)	Describe the process by which the board identifies new candidates for board nomination.	The Board, co-ordinated through its Nominating and Governance Committee and with the assistance of independent external experts as necessary, considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole. In addition, the Board considers a candidate’s qualification as “independent,” as well as a candidate’s depth of experience and availability, the balance of the business interests and experience of the incumbent or nominated directors and the need for any specific expertise to ensure an appropriate mix of relevant skills are present on the Board and its committees.

In addition to the criteria described above, the Board may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board. The Board’s goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience in various relevant geographies. In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least three members of the Board are financially literate, that a sufficient number of the Board members meet applicable independence requirements and identifying key areas of core competency necessary to replace outgoing directors or augment those of continuing Board members, the Committee has not set any specific skills that it believes are necessary for any individual director to possess.

In March 2015, the Board adopted the Diversity Policy under which the Board and Nominating and Governance Committee will, when identifying candidates to nominate for election to the Board: (a) consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments; (b) consider criteria that promote diversity, including with regard to gender and ethnicity; and (c) consider the level of representation of women and persons of diverse ethnic backgrounds on the Board when making recommendations for nominees to the Board and in general with regard to succession planning for the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	There are five members of our Nominating and Governance Committee: Mr. Ford Nicholson (Chairman), Mr. Christopher Finlayson, Mr. Roger Lewis, Sir Rabbie Namaliu and Ms. Katherine Hirschfeld. Ms. Hirschfeld was appointed to the Committee on March 12, 2015. Mr. Samuel L. Delcamp was a member of the Committee until his retirement as a director on March 12, 2015. During Mr. Nicholson’s leave of absence in 2015, Mr. Finlayson assumed the role of Chairman, pro tem.

Mr. Nicholson, Mr. Finlayson, Mr. Lewis, Sir Rabbie Namaliu and Ms. Hirschfeld are each independent. Accordingly, the Committee is and was throughout 2015 comprised entirely of independent directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The purpose of the Nominating and Governance Committee is to:

•      identify and recommend to the Board individuals qualified to be nominated as members of the Board and of Board committees and oversee the process of Board renewal;

• recommend to the Board the members and Chairperson for each Board committee;

• periodically review and assess the Corporation’s Code of Ethics and Business Conduct and make recommendations for changes thereto to the Board;

• review and report to the Board on a periodic basis with regard to matters of corporate governance; and

• oversee the process to assess the independence, performance and effectiveness of the Board, Board committees and individual directors and conduct the annual evaluation of the Corporation’s management.

In addition, the Nominating and Governance Committee is responsible for providing advice, on a confidential basis, to Corporation employees, officers and directors pursuant to the Corporation’s Code of Ethics and Business Conduct.

The responsibilities, powers and operation of the Nominating and Governance Committee are set out in the NGC Charter which is available on our website at www.interoil.com.

7.	Compensation

	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Please refer to the “Statement of Executive Compensation” in the Circular for details of the Corporation’s executive compensation structure and policies. In the case of the Corporation’s officers, compensation matters are largely delegated to and dealt with by the Board’s Compensation Committee on the basis of advice provided by human resources management and external compensation consultants where necessary. Please refer to the section “Directors’ Compensation” in the Circular for details in relation to non-executive directors.

	(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	There are currently three members of the Compensation Committee: Mr. Christopher Finlayson (Chairman), Mr. Roger Lewis, and Ms. Katherine Hirschfeld (appointed to the Compensation Committee on March 12, 2015). Mr. Samuel L. Delcamp was a member of the Compensation Committee until his retirement as a director on March 12, 2015 at which time Ms. Hirschfeld was appointed to the Compensation Committee. Mr. Finlayson and Mr. Lewis were members of the Compensation Committee throughout 2015. Each of Mr. Finlayson and Mr. Lewis is and was during 2015, independent. Ms. Hirschfeld is, and Mr. Delcamp was during the period during which he served on the Compensation Committee, independent.

Therefore, the Compensation Committee is and was throughout 2015 comprised entirely of independent directors. Each member of the Compensation Committee has direct experience relevant to executive compensation, having held senior leadership positions in other organisations in which they have set, managed and implemented compensation policies and practices. Each of Mr. Finlayson, Mr. Lewis and Ms. Hirschfeld has thereby obtained the skills and experience to enable them to make decisions concerning the Corporation’s compensation arrangements, as had former Compensation Committee member Mr. Samuel L. Delcamp.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities of the Compensation Committee are to:

•      discharge the Board’s responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;

• review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of Shareholders; and

• administer, approve and evaluate our compensation plans, policies and programs, including any stock incentive plan of the Corporation.

The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers and employees may be participants, and recommends to the Board amendments to such plans or adoption of new plans. In connection with administering such plans, the Compensation Committee has the authority to (a) approve option guidelines and the general size of overall grants, (b) make grants, (c) interpret the plans, (d) determine the rules and regulations relating to the plans, (e) modify or cancel existing grants and substitute new grants with the consent of grantees, (f) designate employees eligible to participate in the plans, and (g) impose such limitations, restrictions and conditions on any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.

The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer’s performance in light of those goals and objectives, and determines and approves our Chief Executive Officer’s compensation level based on such evaluation. The Compensation Committee also reviews and approves the base salaries and incentive opportunities of the Corporation’s other executive officers. In addition, the Compensation Committee may review and make recommendations to the Board in respect of the general compensation levels of non-executive officer employees, including merit increases and incentive opportunities. In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer’s performance in light of our goals and objectives relevant to the officer’s compensation, competitive market data pertaining to compensation at comparable companies, the Corporation’s financial and operating status and such other factors as the Compensation Committee deems relevant.

The Compensation Committee also administers our insider trading policy as it applies to senior management and non-executive directors.

The responsibilities, powers and operation of the Compensation Committee are set out in the CC Charter which is available on our website at www.interoil.com.

8.	Other Board Committees

	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	A Reserves Governance Committee was established by the Board in June 2008 and consists of Mr. Ford Nicholson (Chairman), Mr. Christopher Finlayson, Dr. Ellis Armstrong and Dr. Michael Hession. Dr. Armstrong was appointed to the Committee on March 12, 2015. During Mr. Nicholson’s leave of absence in 2015, Mr. Finlayson assumed the role of Chairman, pro tem. The Reserves Committee was renamed the Reserves Governance Committee on May 8, 2015. The mandate of the Reserves Governance Committee is to assist the Board in fulfilling its responsibilities in general and, in particular, with respect to the oil and natural gas reserves and resource evaluation process and public disclosure of reserves data and other information as required under NI 51-101. The specific duties, responsibilities, powers and operation of the Reserves Governance Committee are set out in the RGC Charter which is available on our website at www.interoil.com.

9.	Assessments

	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	InterOil has developed evaluation questionnaires and formal procedures for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board. The process is overseen by the Nominating and Governance Committee with the assistance of external consultants where necessary. In recent years the Board evaluation cycle has taken the form of an annual Board self-evaluation exercise, facilitated by the General Counsel and Corporate Secretary, except that every third year an evaluation process is undertaken with external assistance. The evaluation process was last undertaken late in 2013 with an associated Board evaluation and effectiveness workshop in February 2014 (in each case facilitated by external consultants), when a comprehensive evaluation program of the Board and individual directors was undertaken and a Board renewal program was initiated.

10.	Director Term Limits and Other Mechanisms of Board Renewal

	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.		The Board has initiated a process of board renewal and has adopted guidelines on term limits for the directors. These are set out in the Board Charter, a copy of which is contained in Appendix “D” to this Circular. The Board initiated a process of regular renewal of its membership to ensure that it maintains independence, possesses the appropriate mix of skills and diversity required for effective governance, and preserves a balance between director experience/history and new, fresh perspectives. The Board has adopted Board tenure guidelines supporting and facilitating Board renewal, providing:

(a) a maximum tenure of directors (other than the Chairman of the Board) of nine years from date of first election by Shareholders;

(b) a maximum tenure of the Chairman of 12 years (inclusive of any term as a director prior to being elected as Chairman) from date of first election by Shareholders; and

(c) that the Board may, on its initiative and on an exceptional basis, exercise its discretion to extend the maximum terms specified in clauses (a) and (b) above where it considers that such an extension would benefit the Corporation.

The Board’s Nominating and Governance Committee is responsible for implementing and overseeing the board renewal process.

11.	Policies Regarding the Representation of Women on the Board

	(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Until March 12, 2015, the Corporation did not have a written policy relating to the identification and nomination of women directors. However, recognizing the importance and benefit of having a Board and executive officers comprised of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and executive officers with respect to attributes such as gender and ethnicity, and other factors, on March 12, 2015 the Board adopted the Diversity Policy which relates to the identification and nomination of women directors amongst other things.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)	a short summary of its objectives and key provisions,	In support of this goal, under the Diversity Policy, the Board and the Nominating and Governance Committee will, when identifying candidates to nominate for election to the Board or in their review of executive officer succession planning, and the Board will, in considering the appointment of executive officers:

(a) consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments;

(b) consider criteria that promote diversity, including with regard to gender and ethnicity;

(c) consider the level of representation of women and persons of diverse ethnic backgrounds on the Board and in executive officer positions when making recommendations for nominees to the Board or for appointment as executive officers and in general with regard to succession planning for the Board and executive officers; and

(d) as required, engage qualified independent external advisors to assist the Board in conducting its search for candidates that meet the Board’s criteria regarding skills, experience and diversity.

A copy of the Diversity Policy is available on the Corporation’s website www.interoil.com.

(ii)	the measures taken to ensure that the policy has been effectively implemented,	In the director identification and nomination process, the Nominating and Governance Committee is authorized to consider as part of its policies and procedures measures designed to ensure that the nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of diverse candidates.

(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and	The policy has been only recently adopted. Annual and cumulative progress in achieving the objectives of the policy will be measured from its implementation.

(iv)	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.	Please see paragraph 11(b)(iii) above.

12.	Consideration of the Representation of Women in the Director Identification and Selection Process

	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.	In identifying and selecting candidates for election or re-election to the Board, regard is had by the Board and Nominating and Governance Committee to a number of factors including demonstrable excellence, expertise and experience within the skill-sets identified by the Board to maintain the optimum breadth of experience among Board members, geographic and ethnic representation and the level of representation of women on the Board. The Board welcomes diversity and no limitations are placed on the screening, evaluation or selection process that would limit the potential diversity of the Board. The Diversity Policy has been adopted under which the Nominating and Governance Committee is authorized to consider as part of its policies and procedures measures designed to ensure that the nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of diverse candidates including women. In identifying and evaluating potential candidates, regard is had to diversity without that requirement being a prerequisite which would prevent the appointment of outstanding candidates.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments

	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	In making executive officer appointments, the Corporation seeks individuals who are of the highest possible professional and reputational calibre within their field of expertise, matching the criteria set out in the position descriptions developed for each particular role, and selections are made applying the criteria of excellence and merit to deliver superior performance that is aligned with the creation of value for Shareholders. A Diversity Policy has been adopted under which the Nominating and Governance Committee is authorized to consider as part of its policies and procedures measures designed to ensure that the nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of diverse candidates including women. A description of that policy is set out under paragraph 11(b)(i) above, and a copy is available on the Corporation’s website www.interoil.com. In identifying and evaluating potential candidates, regard is had to diversity without that requirement being a prerequisite which would prevent the appointment of outstanding candidates.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

	(a)	For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

	(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	The Corporation has not adopted a target regarding women on the Corporation’s Board. Given the nature and size of the Corporation’s business and its industry, the Board recognizes that it may be challenging for the Corporation to identify a qualified pool of candidates that adequately reflects the various diverse characteristics that the Corporation seeks to promote. The Corporation has therefore not adopted any specific targets, but will promote its objectives through the initiatives set out in this policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

	(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	For the reasons set out in paragraph 14(b) above, the Corporation has not adopted a target regarding women in executive officer positions of the Corporation.

	(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:

	(i)	the target, and

	(ii)	the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women on the Board and in Executive Officer Positions

	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	One director (10%) of the directors) on the Corporation’s board is a woman.

	(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	One (14%) of the executive officers of the Corporation or its major subsidiaries is a woman.

Copies of position descriptions and mandates noted herein as being available on InterOil’s website at www.interoil.com may also be obtained on request from the Corporate Secretary at 163 Penang Road, #06-02 Winsland House II, Singapore 238463.

APPENDIX “C”

DIRECTORS’ ATTENDANCE RECORDS

The following table sets out the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2015.

		Committees
	Board	Audit and Risk (9)		Compensation	Nominating and Governance	Reserves Governance(12)

Number of Meetings Held (1)	8	4		5	2	1
Number of Meetings Attended (2)	_	_		_	_	_
Christopher Finlayson	8	4	(13)	5	2	1
Ford Nicholson (11)	6	_		_	2	1
Michael Hession	8	_		_	_	1
Roger F. Lewis	8	4		5	2	_
Sir Rabbie L. Namaliu	8	_		_	2	_
Sir Wilson Kamit (7)	7	4		_	_	_
Ellis Armstrong (6)(10)	8	2		_	_	_
Katherine Hirschfeld (4) (5) (6)	8	2		3	1	_
Yap Chee Keong (3) (6)	6	2		_	_	_
Isikeli Taureka (3)	3	_		_	_	_
Samuel L. Delcamp (3) (4) (6) (8)	2	1		1	1	_

Notes:

(1)	Additional business was conducted and resolutions were passed during the year by way of unanimous written resolutions in lieu of meetings pursuant to Article 23 of the Corporation’s By-Laws, and in accordance with the YBCA.
(2)	A director may attend meetings of any committee of the Board. The above records do not include a director’s attendance at meetings of any Committee of which the director was not a member.
(3)	Mr. Delcamp, Mr. Yap and Mr. Taureka were directors for only part of the year. Mr. Delcamp, Mr. Yap and Mr. Taureka attended all meetings of the Board during the period for which they were directors.
(4)	Ms. Hirschfeld and Mr. Delcamp were members of the Nominating and Governance Committee for only part of the year. Ms. Hirschfeld and Mr. Delcamp attended all meetings of the Committee for the period during which they were members.
(5)	Ms. Hirschfeld was a member of the Compensation Committee for only part of the year. She attended 3 of the 4 meetings of the Committee for the period during which she was a member.
(6)	Mr. Armstrong, Ms. Hirschfeld, Mr. Yap and Mr. Delcamp were members of the Audit and Risk Committee for only part of the year. Ms. Hirschfeld, Mr. Yap and Mr. Delcamp attended all meetings of the Committee for the period during which they were members. Mr. Armstrong attended 2 of the 3 meetings during the period which he was a member.
(7)	Sir Wilson Kamit was precluded from participating in one Board meeting during 2015 due to communications issues.
(8)	Mr. Delcamp retired as a director on March 12, 2015.
(9)	The ‘Audit Committee’ was renamed the ‘Audit and Risk Committee’ on May 8, 2015.
(10)	Dr. Armstrong was a member of the Reserves Governance Committee for only a part of the year. No meetings occurred during the period where Dr. Armstrong was a member.
(11)	During the period, Mr. Nicholson was granted a leave of absence from 8 June to 10 November 2015. Mr. Nicholson, subsequently did not attend the Board meetings of 8 June and 11 August. Mr. Nicholson attended all relevant Committee meetings during the period.
(12)	The ‘Reserves Committee’ was renamed the ‘Reserves Governance Committee’ on 8 May 2015.
(13)	Mr. Finlayson attended all of the Audit and Risk Committee meetings held in 2015 as an observer.

C - 1

APPENDIX “D”

CHARTER OF THE BOARD OF DIRECTORS

General Powers of the Board of Directors

The Board of Directors (the “Board”) of InterOil Corporation (the “Corporation”) has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (Yukon) and the regulations thereunder, and the articles and by-laws of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.

The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders. This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board. Historically, the Corporation’s vision has focused on superior growth and accepted a correspondingly increased level of risk. In carrying out its responsibilities, the Board is required to base its decisions on the Corporation’s growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.

General Fiduciary Duties

The Board must act in the best interests of the Corporation and its shareholders generally. Every director of the Corporation in exercising his powers and discharging his duties must:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit. Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions. Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.

Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation’s activities.

Conflicts of Interest

In addition to applicable provisions set forth in the Corporation’s Code of Ethics and Business Conduct, a director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest. If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest. If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)	a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d)	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

Mandate and Stewardship of the Corporation

The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

(a)	the adoption of a strategic planning process;

(b)	the identification of the principal risks of the Corporation’s business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

(c)	succession planning;

(d)	the implementation of a communications policy for the Corporation;

(e)	monitoring the integrity of the Corporation’s internal control and management information systems; and

(f)	overseeing the Corporation’s commitment to social and community responsibility and fostering ethical and responsible decision making by management.

The Board has identified the following core functions:

(a)	choosing the Corporation’s Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b)	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c)	defining a framework to monitor the management of business opportunities and risks;

(d)	providing direction and advice to the Chief Executive Officer and the management team;

(e)	monitoring and assessing the performance of the Chief Executive Officer; and

(f)	providing information to security holders and stakeholders about the integrity of the Corporation’s financial performance.

Board Renewal

The Board should initiate regular renewal of its membership to ensure that it maintains independence, possesses the appropriate mix of skills and diversity required for effective governance, and preserves a balance between director experience/history and new, fresh perspectives. The Board has adopted Board Tenure guidelines supporting and facilitating Board renewal.

These Board Tenure guidelines provide:

(a)	a maximum tenure of Directors (other than the Chairman) of nine years from date of first election by shareholders;

(b)	a maximum tenure of the Chairman of 12 years (inclusive of any term as a Director prior to being elected as Chairman) from date of first election by shareholders; and

(c)	that the Board may, on its initiative and on an exceptional basis, exercise its discretion to extend the maximum terms specified in clauses (a) (b) above where it considers that such an extension would benefit the Corporation.

Corporate Opportunity

A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.

A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.

In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

Duty of Independence

A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.

Duty of Confidentiality

Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a)	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	the director was required or authorized by law to disclose the information; or

(c)	the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position

A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation. Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.

Insider Reporting

Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.

Communication to Shareholders

The Board must comply with the Corporation’s Disclosure Policy regarding effective communication with its shareholders and the public generally. Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation’s shareholders and to the public.

Delegation of Authority to Officers and Committees

The Board may delegate authority and functions to officers and to committees of directors. The Board has the right to appoint officers to perform such duties as are assigned to them by the Board. The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Reserves Committee. The Board has established a charter for each such committee, which includes the committee’s responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee. The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

(a)	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	the filling of a vacancy among the directors;

(c)	the issuance of securities, except in the manner and on the terms authorized by the Board;

(d)	the declaration of dividends;

(e)	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

(f)	the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g)	the approval of a management proxy circular;

(h)	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i)	the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements

The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors’ report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.

A director is required to forthwith notify both the Audit Committee and the Corporation’s auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation. The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.

Auditors

On demand from the Corporation’s auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

Matters Requiring Board Approval

The following matters require specific approval of the Board:

(a)	all matters identified in this Charter as falling within the sole purview of the Board;

(b)	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c)	expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(d)	the appointment of executive officers of the Corporation;

(e)	the appointment of members to committees of the Board;

(f)	any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm’s length should be approved by the Board; and

(g)	major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.

APPENDIX “E”

2016 STOCK INCENTIVE PLAN

InterOil Corporation

2016 Stock Incentive Plan

(As Effective June 14, 2016)

	(mm)	Plan	14
	(nn)	Prior Plan	14
	(oo)	Publicly Held Corporation	15
	(pp)	Restricted Stock	15
	(qq)	Restricted Stock Award	15
	(rr)	Restricted Stock Unit	15
	(ss)	Restriction Period	15
	(tt)	Retirement	15
	(uu)	Securities Act	15
	(vv)	Share	15
	(ww)	Share Pool	15
	(xx)	Spread	15
	(yy)	Stock Appreciation Right or SAR	15
	(zz)	Stock Option or Option	16
	(aaa)	Subsidiary	16
1.3	Plan Administration		16
	(a)	Authority of the Committee	16
	(b)	Meetings	16
	(c)	Decisions Binding	16
	(d)	Modification of Outstanding Incentive Awards	17
	(e)	Delegation of Authority	17
	(f)	Limitation of Liability	17
	(g)	Expenses of Committee	18
	(h)	Indemnification	18
1.4	Share Reserve of Common Stock Available for Incentive Awards		18
1.5	Share Pool Adjustments for Awards and Payouts		19
1.6	Common Stock Available		21
1.7	Participation		21
	(a)	Eligibility	21
	(b)	Incentive Stock Option Eligibility	22
1.8	Outside Director Participation Limits		22
1.9	Types of Incentive Awards		22

SECTION 2. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS			23
2.1	Grant of Stock Options		23
2.2	Stock Option Terms		23
	(a)	Written Agreement	23
	(b)	Number of Shares	23
	(c)	Exercise Price	23
	(d)	Term	23
	(e)	Exercise	23
	(f)	$100,000 Annual Limit on Incentive Stock Options	24
	(g)	No Reloads	24
2.3	Stock Option Exercises		24
	(a)	Method of Exercise and Payment	24
	(b)	Restrictions on Share Transferability	25

	(c)	Notification of Disqualifying Disposition of Shares from Incentive Stock Options	26
	(d)	Proceeds of Option Exercise	26
2.4	Stock Appreciation Rights		26
	(a)	Grant	26
	(b)	General Provisions	26
	(c)	Exercise	26
	(d)	Settlement	26

SECTION 3. RESTRICTED STOCK AWARDS			27
3.1	Award of Restricted Stock		27
	(a)	Grant	27
	(b)	Immediate Transfer Without Immediate Delivery of Restricted Stock	27
	(c)	Other Terms and Conditions	28
	(d)	Payment for Restricted Stock	28
	(e)	Committee's Discretion to Accelerate Vesting of Restricted Stock Awards	28
3.2	Restrictions		29
	(a)	Forfeiture of Restricted Stock	29
	(b)	Issuance of Certificates	29
	(c)	Removal of Restrictions	29
3.3	Delivery of Shares of Common Stock		29
3.4	Dividend Equivalent Rights.		30

SECTION 4. Restricted Stock Units			30
4.1	Grant of RSUs		30
4.2	Restrictions and Lapse of Restrictions on RSUs.		30
4.3	Settlement of RSUs.		30
4.4	No Rights as a Shareholder.		31

SECTION 5. other stock-based awards			31
5.1	Grant of Other Stock-Based Awards		31
5.2	Other Stock-Based Award Terms		32
	(a)	Written Agreement	32
	(b)	Purchase Price	32
	(c)	Performance Criteria and Other Terms	32

SECTION 6. Performance-based awards and performance criteria			32
6.1	Performance Criteria		32
6.2	Adjustments of Performance-Based Awards		34
6.3	Discretionary Adjustments		34
6.4	Compliance with Section 162(m)		34
6.5	Certification		35
6.6	Other Considerations		35

SECTION 7. PROVISIONS RELATING TO PLAN PARTICIPATION		35
7.1	Incentive Agreement	35
7.2	No Employment Rights Conferred	36
7.3	Securities Requirements	36
7.4	Transferability	37
7.5	Rights as a Shareholder	38
	(a) No Shareholder Rights	38
	(b) Representation of Ownership	38
7.6	Change in Stock and Adjustments	38
	(a) Changes in Law or Circumstances	38
	(b) Exercise of Corporate Powers	38
	(c) Recapitalization of the Company	39
	(d) Issue of Common Stock by the Company	39
	(e) Assumption under the Plan of Outstanding Stock Options	39
	(f) Assumption of Incentive Awards by a Successor	40
7.7	Termination of Employment, Death, Disability and Retirement	42
	(a) Termination of Employment	42
	(b) Termination of Employment for Cause	42
	(c) Retirement	42
	(d) Disability or Death	43
	(e) Continuation	43
7.8	Change in Control	43
7.9	Exchange of Incentive Awards	45
7.10	Repricing Prohibited	46

SECTION 8. GENERAL		46
8.1	Effective Date and Grant Period	45
8.2	Funding and Liability of Company	45
8.3	Withholding Taxes	47
	(a) Tax Withholding	47
	(b) Share Withholding	47
	(c) Incentive Stock Options	47
8.4	No Guarantee of Tax Consequences	48
8.5	Designation of Beneficiary by Grantee	48
8.6	Deferrals	48
8.7	Amendment and Termination of Plan	48
8.8	Requirements of Law and Securities Exchanges	50
8.9	Treatment for Other Compensation Purposes	51
8.10	No Obligation to Exercise Awards; No Right to Notice of Expiration Date	51
8.11	Rule 16b-3 Securities Law Compliance for Insiders	51
8.12	Compliance with Code Section 162(m) for Publicly Held Corporation	51
8.13	Compliance with Code Section 409A	51
8.14	Notices	52
	(a) Notice From Insiders to Secretary of Change in Beneficial Ownership	52
	(b) Notice to Insiders and Securities and Exchange Commission	52
8.15	Persons Residing Outside of the United States	53

8.16	Pre-Clearance Agreement with Brokers	53
8.17	No Restriction on Corporate Action	53
8.18	Successors to Company	53
8.19	Miscellaneous Provisions	53
8.20	Severability	54
8.21	Rules of Construction	54
8.22	Governing Law	54
8.23	Stockholder Approval	54

InterOil Corporation 2016 Stock Incentive Plan

Section 1.

GENERAL PROVISIONS RELATING TO
PLAN GOVERNANCE, COVERAGE AND BENEFITS

1.1	Background and Purpose

InterOil Corporation, a corporation established under the laws of the Yukon Territory, Canada (the “Company”), has adopted this plan document, entitled “InterOil Corporation 2016 Stock Incentive Plan” (the “Plan”), effective as of June 14, 2016 (the “Effective Date”).

The purpose of the Plan is to foster and promote the long-term financial success of the Company and to increase shareholder value by: (a) encouraging the commitment of selected key Employees, Consultants and Outside Directors, (b) motivating superior performance of key Employees, Consultants and Outside Directors by means of long-term performance related incentives, (c) encouraging and providing key Employees, Consultants and Outside Directors with a program for obtaining ownership interests in the Company which link and align their personal interests to those of the Company’s shareholders, (d) attracting and retaining key Employees, Consultants and Outside Directors by providing competitive compensation opportunities, and (e) enabling key Employees, Consultants and Outside Directors to share in the long-term growth and success of the Company.

The Plan provides for payment of various forms of compensation. It is not intended to be a plan that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan will be interpreted, construed and administered consistent with its status as a plan that is not subject to ERISA.

The Plan will remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to Section 8.7, until all Shares subject to the Plan have been purchased or acquired according to its provisions. However, in no event may an Incentive Stock Option be granted under the Plan after the expiration of ten (10) years from the Effective Date to the extent required by Code Section 422(b)(2).

1.2	Definitions

The following terms shall have the meanings set forth below:

(a)          Affiliate. Any Subsidiary and any other entity that, directly or through one or more intermediaries, is controlled by the Company, as determined by the Board or the Committee.

(b)          Applicable Laws. The requirements relating to the administration of equity-based Incentive Awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any foreign country or jurisdiction where Incentive Awards are, or will be, granted under the Plan, including regulations and other authoritative guidance issued thereunder by the appropriate governmental authority as determined by the Committee.

(c)          Authorized Officer. The Chairman of the Board, the CEO, the President, the Chief Financial Officer, the General Counsel, or any other senior officer of the Company to whom either of them delegate the authority to execute any Incentive Agreement for and on behalf of the Company. No officer or director shall be an Authorized Officer with respect to any Incentive Agreement for himself.

(d)          Board. The then-current Board of Directors of the Company.

(e)          Cash Flow. As to any Performance Period, cash generated from business activities.

(f)          Cause. When used in connection with the termination of a Grantee’s Employment, unless otherwise provided in the applicable Incentive Agreement, the term “Cause” shall mean the termination of the Grantee’s Employment by the Company or any Affiliate by reason of:

(i)	the conviction of the Grantee by a court of competent jurisdiction as to which no further appeal can be taken of a crime involving moral turpitude or a felony or entering the plea of nolo contendere to such crime by Grantee;

(ii)	the commission by the Grantee of a material act of fraud upon the Company or any Parent or Subsidiary;

(iii)	the material misappropriation by the Grantee of any funds or other property of the Company or any Parent or Subsidiary;

(iv)	the knowing engagement by the Grantee without the written approval of the Board, in any material activity that directly competes with the business of the Company or any Parent or Subsidiary, or which would directly result in a material injury to the business or reputation of the Company or any Parent or Subsidiary; or

(v)	with respect to any Grantee who is an Employee (A) a material breach by Employee during his Employment period of any of the restrictive covenants set out in his employment agreement with the Company or any Parent or Subsidiary, if applicable, or (B) the willful, material and repeated nonperformance of the Employee’s duties to the Company or any Parent or Subsidiary (other than by reason of the Employee’s illness or incapacity), but Cause shall not exist under this clause; or clauses (v)(A) or (v)(B) until after written notice from the Board has been given to the Employee of such material breach or nonperformance (which notice specifically identifies the manner and sets forth specific facts, circumstances and examples in which the Board believes that the Employee has breached the agreement or not substantially performed his duties) and the Employee has failed to cure such alleged breach or nonperformance within the time period set by the Board, but in no event less than thirty (30) business days after his receipt of such notice; and, for purposes of this clause (v), no act or failure to act on the Employee’s part shall be deemed “willful” unless it is done or omitted by the Employee not in good faith and without his reasonable belief that such action or omission was in the best interest of the Company (assuming disclosure of the pertinent facts, any action or omission by the Employee after consultation with, and in accordance with the advice of, legal counsel reasonably acceptable to the Company shall be deemed to have been taken in good faith and to not be willful for purposes of this definition of “Cause”).

(g)          CEO. The then-current Chief Executive Officer of the Company.

(h)          Change in Control. Any of the events described in and subject to Section 7.8.

(i)          Code. The United States Internal Revenue Code of 1986, as amended, and the regulations and other authority promulgated thereunder by the appropriate governmental authority. References herein to any provision of the Code shall refer to any successor provision thereto.

(j)          Committee. The committee appointed by the Board to administer the Plan. The Committee shall be comprised of not less than three members of the Compensation Committee of the Board who are Independent Directors (or any successor committee or subcommittee of the Board designated by the Board) which committee or subcommittee shall be comprised of three or more members of the Board each of whom is an Independent Director. The Committee may be the Compensation Committee of the Board (or any subcommittee of the Compensation Committee) provided that the members of the Committee satisfy the requirements of the previous provisions of this paragraph.

The Board shall have the power to fill vacancies on the Committee arising by resignation, death, removal or otherwise. The Board, in its sole discretion, may divide the powers and duties of the Committee among one or more separate committees, or retain all powers and duties of the Committee in a single Committee. The members of the Committee shall serve at the discretion of the Board.

Notwithstanding any other provision of the Plan, any Incentive Awards that are to be granted under the Plan to Outside Directors shall be approved by the Board, or made in accordance with a policy or program that is approved by the Board; provided, however, the Committee may recommend such Incentive Awards, policy or program to the Board for its approval. With respect to the grant of Incentive Awards to Outside Directors, all rights, powers and authorities vested in the Committee under the Plan with respect thereto shall instead be exercised by the Board, and thus any reference in the Plan to the Committee shall be deemed to include a reference to the Board when acting in such capacity. When the Board exercises its authority to act in its capacity as the Committee hereunder with respect to an Incentive Award for an Outside Director, it shall so designate with respect to any action that it undertakes in such capacity.

(k)          Common Stock. The common stock of the Company, no par value per Share, and any class of common stock into which such common shares may hereafter be converted, reclassified or recapitalized.

(l)           Company. InterOil Corporation and any successor in interest thereto.

(m)          Consultant. An independent agent, consultant, attorney, or any other individual who is not an Outside Director or an Employee and who, in the opinion of the Committee, is (i) in a position to contribute to the growth or financial success of the Company (or any Affiliate), (ii) is a natural person and (iii) provides bona fide services to the Company (or any Affiliate), which services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

(n)          Covered Employee. A named executive officer who is one of the group of covered employees, as defined in Code Section 162(m) and Treasury Regulation Section 1.162-27(c) (or its successor), during any period that the Company is a Publicly Held Corporation.

(o)          Date of Grant. The effective date on which an Incentive Award is made to a Grantee as set forth in the applicable Incentive Agreement; provided, however, that for compliance with Section 16 of the Exchange Act or other Applicable Laws, the Date of Grant for an Incentive Award shall be the date of shareholder approval of the Plan if such date is later than the effective date of such Incentive Award as set forth in the Incentive Agreement.

(p)          Disability. Disability means that the Grantee, because of ill health, physical or mental disability or any other reason beyond his control, is unable to perform his employment duties for a period of six (6) continuous months, as determined in good faith by the Committee; provided, however, with respect to any Incentive Stock Option, “Disability” means a permanent and total disability as defined in Code Section 22(e)(3). A determination of Disability may be made by a physician selected or approved by the Committee and, in this respect, the Grantee shall submit to any reasonable examination(s) required by such physician upon request. Notwithstanding the foregoing provisions of this paragraph, in the event that an Incentive Award is subject to Code Section 409A, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Code Section 409A, the definition of “Disability” for purposes of such Incentive Award shall be the definition of “disability” provided under Code Section 409A if and to the extent inconsistent with the above definition.

(q)          Dividend Equivalent Right. The right of the Grantee to receive credits based on the cash dividends that would have been paid on the Shares specified in the Incentive Award if such Shares were held by the Grantee.

(r)          Employee. Any employee of the Company (or any Parent or Subsidiary) within the meaning of Code Section 3401(c) including, without limitation, officers who are members of the Board.

(s)          Employment. Employment means that the individual is employed as an Employee, or engaged as a Consultant or Outside Director, by the Company (or any Parent or Subsidiary), or by any corporation issuing or assuming an Incentive Award in any transaction described in Code Section 424(a), or by a parent corporation or a subsidiary corporation of such corporation issuing or assuming such Incentive Award, as the parent-subsidiary relationship shall be determined at the time of the corporate action described in Code Section 424(a). In this regard, neither the transfer of an Employee from Employment by the Company to Employment by any Parent or Subsidiary, nor the transfer of an Employee from Employment by any Parent or Subsidiary to Employment by the Company, shall be deemed to be a termination of Employment. Moreover, the Employment of an Employee shall not be deemed to have been terminated because of an approved leave of absence from active Employment on account of temporary illness, authorized vacation or granted for reasons of professional advancement, education, or health, or during any period required to be treated as a leave of absence by virtue of any applicable statute, Company personnel policy or written agreement.

The term “Employment” for purposes of the Plan shall include (i) active performance of agreed services by a Consultant for the Company (or any Parent or Subsidiary) or (ii) current membership on the Board by an Outside Director.

All determinations hereunder regarding Employment, and termination of Employment, shall be made by the Committee in its discretion.

(t)          Exchange Act. The United States Securities Exchange Act of 1934, as amended.

(u)         Fair Market Value. While the Company is a Publicly Held Corporation, the Fair Market Value of one Common Share on the date in question (the “Calculation Date”) is deemed to be the dollar volume-weighted average price for the Common Shares on the New York Stock Exchange (or other principal securities exchange on which the Common Shares are then listed or admitted or trading) between:

(1)         the opening of trade on the date four trading days preceding the Calculation Date; and

(2)         the close of trade on the Calculation Date,

as reported by Bloomberg, L.P. through its “Volume at Price” function or equivalent.

If the volume-weighted average price is not available, then Fair Market Value of one Common Share on the Calculation Date is deemed to be the closing sales price on the immediately preceding business day of a Share as reported on the New York Stock Exchange or other principal securities exchange on which the Shares are then listed or admitted to trading.

If the Company is not a Publicly Held Corporation at the time a determination of the Fair Market Value of the Common Shares is required to be made hereunder, the determination of Fair Market Value for the purposes of the Plan shall be made by the Committee in its sole and absolute discretion. In this respect, the Committee may rely on such financial data, appraisals, valuations, experts and other sources as, in its sole and absolute discretion, it deems advisable under the circumstances.

With respect to Stock Options, SARs, and other Incentive Awards subject to Code Section 409A, the Fair Market Value shall be determined by the Committee consistent with the requirements of Section 409A in order to satisfy the exception under Code Section 409A for stock rights.

(v)         Grantee. Any Employee, Outside Director or Consultant who is granted an Incentive Award under the Plan.

(w)          Immediate Family. With respect to a Grantee, the Grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

(x)          Incentive Agreement. The written agreement entered into between the Company and the Grantee setting forth the terms and conditions pursuant to which an Incentive Award is granted under the Plan, as such agreement is further defined in Section 7.1.

(y)          Incentive Award (or Award). A grant of an award under the Plan to a Grantee, including any Nonstatutory Stock Option, Incentive Stock Option (ISO), Stock Appreciation Right (SAR), Restricted Stock Award, Restricted Stock Unit, or an Other Stock-Based Award.

(z)          Incentive Stock Option or ISO. A Stock Option granted by the Committee to an Employee under Section 2 which is designated by the Committee as an Incentive Stock Option and intended to qualify as an Incentive Stock Option under Code Section 422.

(aa)         Independent Director. A member of the Board who qualifies as (i) an “independent director” under Section 303A of the New York Stock Exchange Listed Company Manual, (ii) an “outside director” within the meaning of Code Section 162(m), and (c) a “non-employee director” as defined in Rule 16b-3 under the Exchange Act.

(bb)         Insider. While the Company is a Publicly Held Corporation, an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company’s equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act.

(cc)         Nonstatutory Stock Option. A Stock Option granted by the Committee to a Grantee under Section 2 that is not designated by the Committee as an Incentive Stock Option.

(dd)       Option Price. The exercise price at which a Share may be purchased by the Grantee of a Stock Option.

(ee)        Other Stock-Based Award. An Incentive Award granted by the Committee to a Grantee under Section 5.1 that is valued in whole or in part by reference to, or is otherwise based upon, Common Stock.

(ff)         Outside Director. A member of the Board who is not, at the time of grant of an Incentive Award, an employee of the Company or any Affiliate.

(gg)       Parent. Any corporation (whether now or hereafter existing) which constitutes a “parent” of the Company, as defined in Code Section 424(e).

(hh)       Performance-Based Award. A grant of an Incentive Award under the Plan pursuant to Section 6 that is intended to satisfy the Performance-Based Exception.

(ii)         Performance-Based Exception. The performance-based exception from the tax deductibility limitations of Code Section 162(m), as prescribed in Code Section 162(m) and Treasury Regulation Section 1.162-27(e) (or its successor), which is only applicable during such period that the Company is a Publicly Held Corporation.

(jj)         Performance Criteria. The business criteria that are specified by the Committee pursuant to Section 6 for an Incentive Award that is intended to qualify for the Performance-Based Exception; the satisfaction of such business criteria during the Performance Period being required for the grant and/or vesting of the Incentive Award to occur, as specified in the applicable Incentive Agreement.

(kk)       Performance Period. A period of time determined by the Committee over which performance is measured for the purpose of determining a Grantee’s right to, and the payment value of, any Incentive Award that is intended to qualify for the Performance-Based Exception.

(ll)         Person. Any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

(mm)     Plan. InterOil Corporation 2016 Stock Incentive Plan, as effective on the Effective Date, which is set forth herein and as it may be amended from time to time.

(nn)       Prior Plan. InterOil Corporation 2009 Stock Incentive Plan, as it may be amended from time to time. On and after the Effective Date, no new awards shall be granted under the Prior Plan. All Shares under the Prior Plan that are not reserved for outstanding awards under the Prior Plan which were granted prior to the Effective Date shall be available for Incentive Awards under this Plan, subject to further adjustment under Sections 1.5 and 7.6. However, outstanding awards that were granted under the Prior Plan before the Effective Date, including any related award agreements, shall not be affected by the adoption of this Plan. The Prior Plan, and the outstanding awards granted under the Prior Plan as of the Effective Date, shall remain in full force and effect until such awards are vested and redeemed, or expire unredeemed or forfeited, in accordance with the terms and conditions of the Prior Plan and the award agreement for each such outstanding award.

(oo)        Publicly Held Corporation. A corporation issuing any class of common equity securities required to be registered under Section 12 of the Exchange Act.

(pp)        Restricted Stock. One or more Shares of Common Stock that are issued or transferred to a Grantee pursuant to Section 3 and subject to certain restrictions as set forth in the Plan and in the Grantee’s Incentive Agreement.

(qq)       Restricted Stock Award. An authorization by the Committee to issue or transfer Restricted Stock to a Grantee pursuant to Section 3.

(rr)         Restricted Stock Unit. A right granted to a Grantee pursuant to Section 4 which entitles the Grantee to receive one Share or the cash equivalent on the vesting date, which right is subject to certain restrictions as set forth in the Plan and in the Grantee’s Incentive Agreement.

(ss)         Restriction Period. The period of time determined by the Committee and set forth in the Incentive Agreement during which the transfer of Restricted Stock by the Grantee is restricted or is subject to a “substantial risk of forfeiture” under Code Section 83.

(tt)         Retirement. The voluntary termination of Employment constituting retirement for age (i) on any date after the Employee attains the normal retirement age of 65 years, or (ii) an earlier retirement date for age as expressly agreed to by the Committee and designated by the Committee in the Employee’s Incentive Agreement.

(uu)       Securities Act. The United States Securities Act of 1933, as amended.

(vv)        Share. A share of the Common Stock of the Company.

(ww)      Share Pool. The number of shares authorized for issuance under Section 1.4, as adjusted for (i) awards and payouts under Section 1.5 and (ii) changes and adjustments as described in Section 7.6.

(xx)       Spread. The difference between the exercise price per Share specified in a SAR grant and the Fair Market Value of a Share on the date of exercise of the SAR.

(yy)        Stock Appreciation Right or SAR. A Stock Appreciation Right as described in Section 2.4.

(zz)         Stock Option or Option. Pursuant to Section 2, (i) an Incentive Stock Option granted to an Employee, or (ii) a Nonstatutory Stock Option granted to an Employee, Outside Director or Consultant, whereunder such option the Grantee has the right to purchase Shares of Common Stock. In accordance with Code Section 422, only an Employee may be granted an Incentive Stock Option.

(aaa)     Subsidiary. Any company (whether a corporation, partnership, joint venture or other form of entity) in which the Company or a corporation in which the Company owns a majority of the shares of capital stock, directly or indirectly, owns a greater than 50% equity interest; except that, with respect to the issuance of Incentive Stock Options, the term “Subsidiary” shall have the same meaning as the term “subsidiary corporation” as defined in Code Section 424(f) as required by Code Section 422.

1.3	Plan Administration

(a)          Authority of the Committee. Except as may be limited by law and subject to the provisions herein, the Committee shall have the complete power and authority to (i) select Grantees who shall participate in the Plan; (ii) determine the sizes, duration and types of Incentive Awards; (iii) determine the terms and conditions of Incentive Awards and Incentive Agreements; (iv) determine whether any Shares subject to Incentive Awards will be subject to any restrictions on transfer; (v) construe and interpret the Plan and any Incentive Agreement or other agreement entered into under the Plan; and (vi) establish, amend, or waive rules for the Plan’s administration. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan.

(b)          Meetings. The Committee shall designate a chairman from among its members who shall preside at its meetings, and shall designate a secretary, without regard to whether that individual is a member of the Committee, who shall keep the minutes of the proceedings and all records, documents, and data pertaining to its administration of the Plan. Meetings shall be held at such times and places as shall be determined by the Committee and the Committee may hold telephonic meetings. The Committee may take any action otherwise proper under the Plan by the affirmative vote, taken with or without a meeting, of a majority of its members. The Committee may authorize any one or more of its members or any officer of the Company to execute and deliver documents on behalf of the Committee.

(c)          Decisions Binding. All determinations and decisions of the Committee shall be made in its discretion pursuant to the provisions of the Plan, and shall be final, conclusive and binding on all Persons including the Company, its shareholders, Employees, Grantees, and their estates and beneficiaries. The Committee’s decisions and determinations with respect to the Plan or any Incentive Award need not be uniform and may be made selectively among Incentive Awards, Grantees and other Persons, whether or not such Incentive Awards are similar or such Persons are similarly situated.

(d)          Modification of Outstanding Incentive Awards. Subject to the shareholder approval requirements under Section 8.7 or as otherwise required, the Committee may, in its discretion, provide for the extension of the exercisability of an Incentive Award, accelerate the vesting or exercisability of an Incentive Award, eliminate or make less restrictive any restrictions contained in an Incentive Award, waive any restriction or other provisions of an Incentive Award, or otherwise amend or modify an Incentive Award in any manner that (i) is not adverse to the Grantee to whom such Incentive Award was granted, (ii) is consented to by such Grantee, (iii) does not cause the Incentive Award to provide for the deferral of compensation in a manner that does not comply with Code Section 409A or is not exempt under Code Section 409A (unless otherwise determined by the Committee), and (iv) does not contravene the requirements of the Performance-Based Exception under Code Section 162(m), if applicable. With respect to an Incentive Award that is an ISO, no adjustment thereto shall be made to the extent constituting a “modification” within the meaning of Code Section 424(h)(3) unless otherwise agreed to by the Grantee in writing. Notwithstanding the above provisions of this subsection, no amendment or modification of an Incentive Award shall be made to the extent such modification results in any Stock Option with an exercise price less than 100% of the Fair Market Value per Share on the date of grant (110% for Grantees of ISOs who are 10% or greater shareholders pursuant to Section 1.7(b)).

With respect to restrictions in the Plan that are based on the requirements of Rule 16b-3 under the Exchange Act, Code Section 422, Code Section 162(m), the rules of the New York Stock Exchange or any other national stock exchange or inter-dealer quotation system upon which the Common Stock is listed or quoted, or any other Applicable Law, to the extent that any such restrictions are no longer required by Applicable Law, the Committee shall have the sole discretion and authority to grant Incentive Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Incentive Awards.

(e)          Delegation of Authority. The Committee may delegate to designated officers or other employees of the Company any of its duties and authority under the Plan pursuant to such conditions or limitations as the Committee may establish from time to time, including, without limitation, the authority to recommend Grantees and the forms and terms of their Incentive Awards; provided, however, the Committee may not delegate to any Person the authority (i) to grant Incentive Awards or (ii) while the Company is a Publicly Held Corporation, to take any action which would contravene the requirements of Rule 16b-3 under the Exchange Act, the Performance-Based Exception under Code Section 162(m), or the Sarbanes-Oxley Act of 2002.

(f)          Limitation of Liability. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report, opinion, calculation or other information furnished by any officer or employee of the Company or an Affiliate, the Company’s independent certified public accountants, legal counsel or other advisors to the Company, or any consultant, attorney, accountant or other advisor retained by the Committee to assist in the administration of the Plan. Neither the Board nor the Committee, nor any member of either, shall be liable for any act, omission, interpretation, decision, construction or determination made in good faith in connection with the Plan or any Incentive Award.

(g)          Expenses of Committee. The Committee may employ legal counsel, including, without limitation, independent legal counsel and counsel regularly employed by the Company, and other agents as the Committee may deem appropriate for the administration of the Plan. All expenses incurred by the Committee in interpreting and administering the Plan, including, without limitation, meeting expenses and professional fees, shall be paid by the Company.

(h)          Indemnification. Each individual who is or was a member of the Committee shall be indemnified by the Company against and from any damage, loss, liability, cost and expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan, except for any such act or omission constituting willful misconduct or gross negligence. Each such individual shall be indemnified by the Company for all amounts paid by him in settlement thereof, with the Company’s approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which each such individual may be entitled (i) under the Company’s Article of Continuance, certificate of incorporation, or bylaws, (ii) pursuant to any separate indemnification or hold harmless agreement with the Company or an Affiliate, (iii) as a matter of law, contract or otherwise, or (iv) any power that the Company or an Affiliate may have to indemnify them or hold them harmless.

1.4	Share Reserve of Common Stock Available for Incentive Awards

Subject to adjustment under Section 7.6, there shall be available for Incentive Awards that are granted wholly or partly in Common Stock (including rights or Stock Options that may be exercised for or settled in Common Stock) Two Million (2,000,000) Shares which shall include (a) any and all Shares that are available for awards under the Prior Plan as of the Effective Date that are not reserved for outstanding awards that were granted under the Prior Plan before the Effective Date and (b) any and all Shares that may become available for awards under the Prior Plan on or after the Effective Date that were reserved for outstanding awards that were granted under the Prior Plan before the Effective Date, as provided in Section 1.5(c). On and after the Effective Date, no Incentive Awards shall be granted under the Prior Plan. Pursuant to Section 1.5, the number of such reserved Shares for Incentive Awards granted under the Plan that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the Shares covered by an Incentive Award are not issued to a Grantee or are exchanged for Incentive Awards that do not involve Common Stock, shall again immediately become available for Incentive Awards hereunder.

Subject to adjustment under Section 7.6, the aggregate number of Shares that may be issued upon exercise of ISOs shall be One Million (1,000,000) of the Shares reserved pursuant to the previous paragraph.

The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Share reserve as it deems appropriate but only to the extent consistent with the foregoing provisions of this Section 1.4.

During any period that the Company is a Publicly Held Corporation, then unless the Committee determines that a particular Incentive Award granted to a Covered Employee is not intended to comply with the Performance-Based Exception, the following rules shall apply to grants of Incentive Awards that are made to Covered Employees:

(a)          Subject to adjustment under Section 7.6, the maximum aggregate number of Shares attributable to Incentive Awards paid out in Shares that may be granted (in the case of Stock Options and SARs) or that may vest (in the case of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards), as applicable, in any calendar year pursuant to any Incentive Awards for any individual Grantee shall be One Million (1,000,000) Shares.

(b)          The maximum aggregate cash payout (with respect to any Incentive Awards paid out in cash) in any calendar year which may be made for any Grantee shall be Ten Million dollars ($10,000,000).

(c)          With respect to any Stock Option or SAR granted to a Covered Employee that is canceled or repriced to the extent permitted under the terms of the Plan, the number of Shares subject to such Stock Option or SAR shall continue to count against the maximum number of Shares that may be the subject of Stock Options or SARs granted to such Covered Employee and, in this regard, such maximum number shall be determined in accordance with the requirements of Code Section 162(m).

(d)          The limitations of subsections (a), (b) and (c) above shall be construed and administered so as to comply with the Performance-Based Exception.

1.5	Share Pool Adjustments for Awards and Payouts

(a)          The following Incentive Awards shall reduce, on a one Share for one Share basis, the number of Shares authorized for issuance under the Share Pool:

(i)          Stock Option;

(ii)         SAR in Shares;

(iii)        Restricted Stock Award;

(iv)        Restricted Stock Unit in Shares; and

(v)         Other Stock-Based Award in Shares.

(b)          Shares subject to an Incentive Award shall not be issued or transferred to a Grantee, and shall cease to be issuable or transferable to a Grantee, due to forfeiture, termination, expiration or cancellation, in whole or in part, of such Incentive Award for any other reason, or if any such Shares shall, after issuance or transfer, be reacquired by the Company due to the Grantee’s failure to comply with the terms and conditions of an Incentive Award or for any other reason. The Shares not so issued or transferred, or the Shares so reacquired by the Company, as the case may be, shall no longer be charged against the Share reserve in Section 1.4, and thus may be used thereafter for grants of additional Incentive Awards under the Plan. The following additional parameters shall apply:

(i)	To the extent an Incentive Award is settled or paid in cash, Shares subject to such Incentive Award will not be considered to have been issued and thus will not be applied against the Share reserve in Section 1.4.

(ii)	To the extent that any outstanding Incentive Award that is to be settled in Shares is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or other conditions thereof, or otherwise terminates without an issuance of Shares being made, the Share reserve in Section 1.4 shall be credited with the number of Shares covered thereby and such Shares may be made subject to future Incentive Awards under the Plan.

(iii)	If an Incentive Award may be settled in Shares or cash, such Shares shall be deemed issued only when and to the extent that settlement or payment is actually made in Shares. To the extent an Incentive Award is settled or paid in cash, and not Shares, any Shares previously reserved for issuance pursuant to such Incentive Award will again be deemed available for issuance under Section 1.4, and the Share reserve in Section 1.4, shall be reduced only by the number of Shares actually issued and transferred to the Grantee.

(iv)	Notwithstanding the foregoing: (i) Shares withheld or tendered to pay withholding taxes or to purchase Shares upon the exercise of an Incentive Award (by either actual delivery or attestation of the Shares) shall not again be available for the grant of Incentive Awards under the Plan, and (ii) the full number of Shares subject to an Incentive Award that is a Stock Option or SAR which is settled by the issuance of Shares shall be counted against the Share reserve in Section 1.4, regardless of the number of Shares actually issued upon the settlement of such Stock Option or SAR. Shares delivered by a Grantee to the Company to satisfy tax withholding requirements shall be treated in the same way as Shares withheld or deducted from an Incentive Award (as specified above) and thus shall not be available for future grants for purposes of the Share reserve in Section 1.4.

(v)	Upon exercise of a SAR or the exercise of a Stock Option by means of a net settlement, the number of Shares subject to the Incentive Award that are then being exercised shall be counted against the Share reserve in Section 1.4, on the basis of one Share for every Share subject thereto, regardless of the actual number of Shares, if any, used to settle the Incentive Award upon exercise.

(vi)	Any Shares repurchased by the Company on the open market using the proceeds from the exercise of an Incentive Award shall not increase the Share reserve in Section 1.4.

(c)          With respect to any Shares related to an incentive award that was granted under the Prior Plan prior to the Effective Date which, on or after the Effective Date, (i) should terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such Shares, or are settled in cash in lieu of Shares, or (ii) are exchanged with the Committee’s permission, prior to the issuance of Shares, for incentive awards not involving Shares, shall be available for grants under this Plan. Any Shares (i) withheld, surrendered or tendered in payment of the option price of an incentive award granted under any Prior Plan, (ii) tendered or withheld in order to satisfy tax withholding obligations associated with the exercise of an option or settlement of an incentive award granted under the Prior Plan, or (iii) that were subject to a Share-settled SAR granted under the Prior Plan and were not issued upon the exercise of such SAR, shall become available for grants under this Plan instead of the Prior Plan. Any determination regarding a return of Shares related to an incentive award granted under the Prior Plan to the Share Pool shall be made in accordance with the rules of the Prior Plan for such purpose, but any such Shares shall be returned to the Share Pool under this Plan and, upon such return, shall then be subject to the terms and conditions of this Plan.

1.6	Common Stock Available

The Common Stock available for issuance or transfer under the Plan shall be made available from Shares now or hereafter (a) held in the treasury of the Company, (b) authorized but unissued shares, or (c) Shares to be purchased or acquired by the Company. No fractional shares shall be issued under the Plan; payment for fractional shares shall be made in cash.

1.7	Participation

(a)          Eligibility. Incentive Awards may be granted only to an individual who, at the time of grant, is an Employee, Outside Director or Consultant. The Committee shall from time to time designate those Employees, Outside Directors and Consultants, if any, to be granted Incentive Awards under the Plan, the type of Incentive Awards granted, the number of Shares, Stock Options, rights or units, as the case may be, which shall be granted to each such individual, and any other terms or conditions relating to the Incentive Awards as it may deem appropriate to the extent consistent with the provisions of the Plan. A Grantee who has been granted an Incentive Award may, if otherwise eligible, be granted additional Incentive Awards at any time.

No Insider shall be eligible to be granted an Incentive Award that is subject to Rule 16a-3 under the Exchange Act unless and until such Insider has granted a limited power of attorney to those officers of the Company who have been designated by the Committee for purposes of future required filings under the Exchange Act.

(b)          Incentive Stock Option Eligibility. Incentive Stock Options may only be granted to Employees and not to Consultants or Outside Directors. In addition, no Employee shall be eligible for the grant of any Incentive Stock Option who owns or would own immediately before the grant of such Incentive Stock Option, directly or indirectly, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or any Parent or Subsidiary as determined under Code Section 422. This restriction does not apply if, at the time such Incentive Stock Option is granted, the Incentive Stock Option exercise price is at least one hundred and ten percent (110%) of the Fair Market Value on the Date of Grant and the Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the Date of Grant. For the purpose of the immediately preceding sentence, the attribution rules of Code Section 424(d) shall apply for the purpose of determining an Employee’s percentage ownership in the Company or any Parent or Subsidiary. This paragraph shall be construed consistent with the requirements of Code Section 422.

1.8	Outside Director Participation Limits

The number of Shares issued to Outside Directors under the Plan, together with any outstanding Shares issued pursuant to any other Share-based compensation arrangement for the Outside Director provided by the Company, shall not exceed one percent (1%) of the total number of outstanding Shares on a non-diluted basis. In addition, the award value of all Incentive Awards granted to an Outside Director under the Plan (together with the award value of all other rights granted under any other Share-based compensation arrangement for the Outside Director provided by the Company) for a calendar year shall not exceed an aggregate amount of $200,000 per year per Outside Director, and $100,000 per calendar year per Outside Director for grants of Stock Options. The award value for Incentive Awards for this purpose shall be determined each calendar year by the Committee, applying such valuation method or methods that it deems to be reasonable for this purpose, as determined by the Committee in its discretion, including, for example and not limitation, a binomial option pricing model for Stock Options. The valuation method selected by the Committee for any particular type of Incentive Award for any particular year may be changed by the Committee, in its discretion, in any subsequent year.

1.9	Types of Incentive Awards

The types of Incentive Awards under the Plan are Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, and Other Stock-Based Awards, or any combination of the foregoing.

Section 2.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

2.1	Grant of Stock Options

The Committee is authorized to grant (a) Nonstatutory Stock Options to Employees, Consultants and/or Outside Directors and (b) Incentive Stock Options to Employees only, in accordance with the terms and conditions of the Plan, and with such additional terms and conditions, not inconsistent with the Plan, as the Committee shall determine in its discretion. Successive grants may be made to the same Grantee regardless whether any Stock Option previously granted to such person remains unexercised.

2.2	Stock Option Terms

(a)          Written Agreement. Each grant of a Stock Option shall be evidenced by a written Incentive Agreement. Among its other provisions, each Incentive Agreement shall set forth the extent to which the Grantee shall have the right to exercise the Stock Option following termination of the Grantee’s Employment. Such provisions shall be determined in the discretion of the Committee and included in the Grantee’s Incentive Agreement, and they need not be uniform among all Stock Options issued pursuant to the Plan.

(b)          Number of Shares. Each Stock Option shall specify the number of Shares to which it pertains.

(c)          Exercise Price. The exercise price per Share under each Stock Option shall be (i) not less than 100% of the Fair Market Value per Share on the Date of Grant and (ii) specified in the Incentive Agreement; provided, however, if the Grantee of an ISO is a 10% or greater shareholder pursuant to Section 1.7(b)), the exercise price for the ISO shall not be less than 110% of the Fair Market Value on the Date of Grant. Each Stock Option shall specify the method of exercise which shall be consistent with Section 2.3(a).

(d)          Term. In the Incentive Agreement, the Committee shall fix the term of each Stock Option, but not to exceed ten (10) years from the Date of Grant for ISO grants (five (5) years for ISO grants to 10% or greater shareholders pursuant to Section 1.7(b)). In the event no term is set out in the Incentive Agreement, the term of the Stock Option shall be ten (10) years from the Date of Grant.

(e)          Exercise. The Committee shall determine the time or times at which a Stock Option may be exercised, in whole or in part. Each Stock Option may specify the required period of continuous Employment and/or the Performance Criteria to be achieved before the Stock Option or portion thereof will become exercisable. Each Stock Option, the exercise of which, or the timing of the exercise of which, is dependent, in whole or in part, on the achievement of designated Performance Criteria, may specify a minimum level of achievement in respect of the specified Performance Criteria below which no Stock Options will be exercisable and a method for determining the number of Stock Options that will be exercisable if performance is at or above such minimum but short of full achievement of the Performance Criteria. All such particular terms and conditions of the Stock Option shall be set forth in the Grantee’s Incentive Agreement. A Stock Option cannot be exercised after the end of the term of the Stock Option.

(f)          $100,000 Annual Limit on Incentive Stock Options. Notwithstanding any contrary provision in the Plan, a Stock Option designated as an ISO shall be an ISO only to the extent that the aggregate Fair Market Value (determined as of the time the ISO is granted) of the Shares of Common Stock with respect to which ISOs are exercisable for the first time by the Grantee during any single calendar year (under the Plan and any other stock option plans of the Company and its Subsidiaries or Parent as determined under Code Section 424) does not exceed $100,000. This limitation shall be applied by taking ISOs into account in the order in which they were granted and shall be construed in accordance with Code Section 422(d). To the extent that a Stock Option intended to constitute an ISO exceeds the $100,000 limitation (or any other limitation under Code Section 422), the portion of the Stock Option that exceeds the $100,000 limitation (or violates any other limitation under Code Section 422) shall be deemed a Nonstatutory Stock Option. In such event, all other terms and provisions of such Stock Option grant shall remain unchanged.

(g)          No Reloads. Incentive Agreements for Stock Options shall not contain any provision entitling a Grantee to the automatic grant of additional Stock Options in connection with the exercise of the original Stock Option.

2.3	Stock Option Exercises

(a)          Method of Exercise and Payment. Stock Options shall be exercised by the delivery of a signed written notice of exercise to the Company or its designee, which must be received as of a date set by the Company in advance of the effective date of the proposed exercise. The notice shall set forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

The Option Price upon exercise of any Stock Option shall be payable to the Company in full either: (i) in cash or its equivalent; or (ii) subject to prior approval by the Committee in its discretion, by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Option Price, (iii) subject to prior approval by the Committee in its discretion, by withholding Shares which otherwise would be acquired on exercise having an aggregate Fair Market Value at the time of exercise equal to the total Option Price; or (iv) subject to prior approval by the Committee in its discretion, by a combination of (i), (ii), and (iii) above.

Any payment in Shares shall be effected by the surrender of such Shares to the Company in good form for transfer and shall be valued at their Fair Market Value on the date when the Stock Option is exercised. Unless otherwise permitted by the Committee in its discretion, the Grantee shall not surrender, or attest to the ownership of, Shares in payment of the Option Price if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to the Stock Option for financial accounting reporting purposes.

The Committee, in its discretion, also may allow the Option Price to be paid with such other consideration as shall constitute lawful consideration for the issuance of Shares (including, without limitation, effecting a “cashless exercise” by establishing procedures satisfactory to the Committee with respect thereto), subject to Applicable Laws and tax withholdings, or by any other means which the Committee determines to be consistent with the Plan’s purpose and Applicable Law. At the direction of the Grantee, a broker may either (i) sell all of the Shares received when the Option is exercised and pay the Grantee the proceeds of the sale (minus the Option Price, withholding taxes and any fees due to the broker); or (ii) sell enough of the Shares received upon exercise of the Option to cover the Option Price, withholding taxes and any fees due the broker and deliver to the Grantee (either directly or through the Company) a stock certificate for the remaining Shares. Dispositions to a broker effecting a “cashless exercise” are not exempt under Section 16 of the Exchange Act while the Company is a Publicly Held Corporation. Moreover, in no event will the Committee allow the Option Price to be paid with a form of consideration, including a loan or a “cashless exercise,” if such form of consideration would violate the Sarbanes-Oxley Act of 2002, as determined by the Committee.

As soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver, or cause to be delivered, to or on behalf of the Grantee, in the name of the Grantee or other appropriate recipient, evidence of ownership for the number of Shares purchased under the Stock Option.

Subject to Section 7.4, during the lifetime of a Grantee, each Option granted to the Grantee shall be exercisable only by the Grantee (or his legal guardian in the event of his Disability) or by a broker-dealer acting on his behalf pursuant to a cashless exercise under the foregoing provisions of this Section 2.3(a).

(b)          Restrictions on Share Transferability. The Committee may impose such restrictions on any grant of Stock Options or on any Shares acquired pursuant to the exercise of a Stock Option as it may deem advisable, including, without limitation, restrictions under (i) any shareholders’ agreement, buy/sell agreement, right of first refusal, non-competition, and any other agreement between the Company and any of its securities holders or employees or (ii) any Applicable Laws. Any certificate issued to evidence Shares issued upon the exercise of an Incentive Award may bear such legends and statements as the Committee shall deem advisable to assure compliance with Applicable Laws.

Any Grantee or other Person exercising an Incentive Award shall be required, if requested by the Committee, to give a written representation that the Incentive Award and the Shares subject to the Incentive Award will be acquired for investment and not with a view to public distribution; provided, however, that the Committee, in its discretion, may release any Person receiving an Incentive Award from any such representations either prior to or subsequent to the exercise of the Incentive Award.

(c)          Notification of Disqualifying Disposition of Shares from Incentive Stock Options. Notwithstanding any other provision of the Plan, a Grantee who disposes of Shares of Common Stock acquired upon the exercise of an Incentive Stock Option by a sale or exchange either (i) within two (2) years after the date of the grant of the Incentive Stock Option under which the Shares were acquired or (ii) within one (1) year after the transfer of such Shares to him pursuant to exercise, shall promptly notify the Company of such disposition, the amount realized and his adjusted basis in such Shares.

(d)          Proceeds of Option Exercise. The proceeds received by the Company from the sale of Shares pursuant to Stock Options exercised under the Plan shall be used for general corporate purposes.

2.4	Stock Appreciation Rights

(a)          Grant. The Committee may grant Stock Appreciation Rights to any Employee, Outside Director or Consultant. A SAR is the right to receive an amount equal to the Spread with respect to a Share upon the exercise of the SAR. SARs may be granted in tandem with the grant of a Stock Option, in which case the Incentive Agreement will provide that (1) the SAR shall be cancelled when and to the extent the related Stock Option is exercised and (2) the exercise of the SAR will result in the surrender of the right to purchase the Share under the Stock Option as to which the SAR was exercised. Alternatively, SARs may be granted independently of Stock Options, in which case the grant of SARs shall be evidenced by an Incentive Agreement. Any SARs granted under the Plan are intended to satisfy the requirements under Code Section 409A to the effect that such SARs do not provide for the deferral of compensation that is subject to taxation under Code Section 409A.

(b)          General Provisions. The terms and conditions of each SAR shall be evidenced by an Incentive Agreement. The exercise price per Share shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the Date of Grant of the SAR. The term of the SAR shall be determined by the Committee but shall not be greater than ten (10) years from the Date of Grant. The Committee shall not include any feature for the deferral of compensation other than deferral of the recognition of income until exercise of the SAR.

(c)          Exercise. SARs shall be exercisable subject to such terms and conditions as the Committee shall specify in the Incentive Agreement for the SAR grant. No SAR granted to an Insider may be exercised prior to six (6) months from the Date of Grant, except in the event of the death or Disability of such Grantee which occurs prior to the expiration of such six-month period if so permitted under the Incentive Agreement.

(d)          Settlement. Upon exercise of the SAR, the Grantee shall receive an amount equal to the Spread. The Spread, less applicable withholdings, shall be payable in cash, Shares, or some combination of combination of cash and Shares, within 30 calendar days of the exercise date.

Section 3.

RESTRICTED STOCK AWARDS

3.1	Award of Restricted Stock

(a)          Grant. With respect to a Grantee who is an Employee, Outside Director or Consultant, Shares of Restricted Stock, which may be designated as a Performance-Based Award in the discretion of the Committee, may be awarded by the Committee with such restrictions during the Restriction Period as the Committee shall designate in its discretion. Any such restrictions may differ with respect to a particular Grantee. Restricted Stock shall be awarded for no additional consideration or such additional consideration as the Committee may determine, which consideration may be less than, equal to or more than the Fair Market Value of the shares of Restricted Stock on the Date of Grant. The terms and conditions of each grant of Restricted Stock shall be evidenced by an Incentive Agreement and, during the Restriction Period, such Shares of Restricted Stock must remain subject to a “substantial risk of forfeiture” within the meaning given to such term under Code Section 83. Any Restricted Stock Award may, at the time of grant, be designated by the Committee as a Performance-Based Award that is intended to qualify for the Performance-Based Exception.

(b)          Immediate Transfer Without Immediate Delivery of Restricted Stock. Unless otherwise specified in the Grantee’s Incentive Agreement, each Restricted Stock Award shall constitute an immediate transfer of the record and beneficial ownership of the Shares of Restricted Stock to the Grantee in consideration of the performance of services as an Employee, Outside Director or Consultant, thus entitling such Grantee to all voting, dividend, and other ownership rights in such Shares.

As specified in the Incentive Agreement, a Restricted Stock Award may or may not limit the Grantee’s voting and/or dividend rights during the Restriction Period in which the shares of Restricted Stock are subject to a “substantial risk of forfeiture” (within the meaning given to such term under Code Section 83) and restrictions on transfer. In the Incentive Agreement, the Committee may apply any restrictions to the voting or dividend rights that the Committee deems appropriate. Without limiting the generality of the preceding sentence, if the grant or vesting of Shares of a Restricted Stock Award for a Covered Employee is designed to comply with the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate to the payment of dividends (or dividend equivalents) declared with respect to such Shares of Restricted Stock, such that the dividends (or dividend equivalents) and/or the Shares of Restricted Stock maintain eligibility for the Performance-Based Exception; provided, however, in the absence of any such restrictions pertaining to the payment of any dividends (or dividend equivalents), the same vesting standards that apply to the underlying Shares of Restricted Stock shall also apply to the related dividends (or dividend equivalents). In the event that any dividend (or dividend equivalents) constitutes a derivative security or an equity security pursuant to the rules under Section 16 of the Exchange Act, if applicable, such payment shall be subject to a vesting period equal to the remaining vesting period of the Restricted Stock Award with respect to which the dividend (or dividend equivalents) is paid.

Shares subject to a Restricted Stock Award, whether or not under a Performance-Based Award, may be issued in the name of the Grantee and held, together with a stock power endorsed in blank, by the Committee or Company (or their delegates) or in trust or in escrow pursuant to an agreement satisfactory to the Committee, as determined by the Committee, until such time as the restrictions on transfer have expired. All such terms and conditions shall be set forth in the Grantee’s Incentive Agreement. The Company or Committee (or their delegates) shall issue to the Grantee a receipt evidencing the certificates held by it which are registered in the name of the Grantee.

(c)          Other Terms and Conditions. Unless provided otherwise in the Grantee’s Incentive Agreement for a Restricted Stock Award, (i) the Grantee shall not be entitled to delivery of the stock certificate until the forfeiture restrictions have expired, (ii) the Company shall retain custody of the Shares until the forfeiture restrictions have expired, (iii) the Grantee may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of or encumber the Shares until the forfeiture restrictions have expired, (iv) a breach of the terms and conditions established by the Committee in the Grantee’s Incentive Agreement shall result in a forfeiture of the Restricted Stock Award, and (v) with respect to the payment of any dividend (or dividend equivalents) with respect to Shares subject to a Restricted Stock Award directly to the Grantee, each such dividend (or dividend equivalent) shall be paid no later than the end of the calendar year in which the dividends (or dividend equivalents) are paid to shareholders of such class of shares or, if later, the fifteenth day of the third month following the date the dividends (or dividend equivalents) are paid to shareholders of such class of shares; provided, however, in the absence of any other restrictions pertaining to the payment of any dividends (or dividend equivalents), the same vesting standards that apply to the underlying Shares of Restricted Stock shall also apply to the related dividends (or dividend equivalents). At the time a Restricted Stock Award is granted, the Committee may, in its discretion, prescribe in the Grantee’s Incentive Agreement such additional terms, conditions, or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the termination of Employment (by retirement, disability, death, or otherwise) of the Grantee prior to expiration of the forfeitures restrictions.

(d)          Payment for Restricted Stock. The Committee shall determine the amount and form of any payment for Shares received pursuant to a Restricted Stock Award, provided that, in the absence of such a determination, a Grantee shall not be required to make any payment for Shares received pursuant to a Restricted Stock Award, except to the extent otherwise required by Applicable Law.

(e)          Committee's Discretion to Accelerate Vesting of Restricted Stock Awards. Subject to any limitations imposed under Code Section 162(m), the Committee may, in its discretion and as of a date determined by the Committee, fully vest any or all Shares subject to a Restricted Stock Award and, upon such vesting, all forfeiture restrictions applicable to such Restricted Stock Award shall terminate as of such date. Any action by the Committee pursuant to this paragraph may vary among individual Grantees and may vary among the Restricted Stock Awards held by any individual Grantee.

3.2	Restrictions

(a)          Forfeiture of Restricted Stock. A Restricted Stock Award may be subject to the following restrictions until the expiration of the Restriction Period: (i) a restriction that constitutes a “substantial risk of forfeiture” (as defined in Code Section 83), and a restriction on transferability; (ii) unless otherwise specified by the Committee in the Incentive Agreement, the Restricted Stock that is subject to restrictions that are not satisfied shall be forfeited and all rights of the Grantee to such Shares shall terminate; and (iii) any other restrictions that the Committee determines in advance are appropriate, including, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee. Any such restrictions shall be set forth in the Grantee’s Incentive Agreement. The Grantee cannot sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Shares of Restricted Stock until the Restriction Period has expired.

(b)          Issuance of Certificates. Reasonably promptly after the Date of Grant with respect to Shares of Restricted Stock, the Company shall cause to be issued a stock certificate, which is registered in the name of the Grantee to whom such Shares of Restricted Stock were granted, evidencing such Shares; provided, however, that the Company shall not cause to be issued such a stock certificate unless it has received a stock power duly endorsed in blank with respect to such Shares. Each such stock certificate shall bear the following legend or any other legend approved by the Company:

The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture and restrictions against transfer) contained in the InterOil Corporation 2016 Stock Incentive Plan and an Incentive Agreement entered into between the registered owner of such shares and InterOil Corporation A copy of the Plan and Incentive Agreement are on file in the main corporate office of InterOil Corporation

Such legend shall not be removed from the certificate evidencing such Shares of Restricted Stock unless and until such Shares vest pursuant to the terms of the Incentive Agreement.

(c)          Removal of Restrictions. The Committee, in its discretion, shall have the authority to remove any or all of the restrictions on the Restricted Stock if it determines that, by reason of a change in Applicable Law or another change in circumstance arising after the Date of Grant of the Restricted Stock, such action is necessary or appropriate.

3.3	Delivery of Shares of Common Stock

Subject to withholding taxes under Section 8.3 and to the terms of the Incentive Agreement, a stock certificate evidencing the Shares of Restricted Stock with respect to which the restrictions in the Incentive Agreement have been satisfied shall be delivered to the Grantee or other appropriate recipient free of restrictions.

3.4	Dividend Equivalent Rights.

The Committee may grant a Dividend Equivalent Right to any Employee, Outside Director or Consultant, either as a component of another Incentive Award or as a separate Incentive Award. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional Shares (which may thereafter accrue additional dividend equivalents). Any such reinvestment shall be at the Fair Market Value at the time thereof. Dividend Equivalent Rights may be settled in cash or Shares, or a combination thereof, in a single payment or in installments. The terms and conditions of the Dividend Equivalent Right shall be specified in the respective Incentive Agreement.

Section 4.

Restricted Stock Units

4.1	Grant of RSUs

The Committee may grant Restricted Stock Units to an Employee, Outside Director or Consultant, as selected in the discretion of the Committee, in such amounts as shall be determined by the Committee in its discretion. Each grant of RSUs will be evidenced by an Incentive Agreement that sets forth the number of RSUs covered by the Incentive Award and the terms, conditions, restrictions and other provisions applicable to the RSUs as may be specified by the Committee consistent with the terms of the Plan, including, without limitation, provisions relating to compliance with, or exemption under, Code Section 409A. The Committee may award Restricted Stock Units to a Grantee that are payable in Shares or cash, or in a combination thereof.

4.2	Restrictions and Lapse of Restrictions on RSUs.

RSUs shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions as the Committee may impose in the Grantee’s Incentive Agreement including, without limitation, provisions relating to compliance with, or exemption under, Code Section 409A. These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or continued service requirements, or otherwise, as determined by the Committee and set forth in the Grantee’s Incentive Agreement.

4.3	Settlement of RSUs.

RSUs shall become payable to a Grantee at the time or times set forth in the Incentive Agreement, which may be upon or following vesting of the Incentive Award. RSUs may be paid in cash, Shares or a combination thereof, as determined by the Committee and set forth in the Grantee’s Incentive Agreement, subject to any applicable withholding taxes.

4.4	No Rights as a Shareholder.

The Grantee shall have no rights as a shareholder with respect to any Incentive Award of RSUs until such time as Shares are paid and delivered to the Grantee in settlement of the RSUs pursuant to the terms of Grantee’s Incentive Agreement.

Section 5.

other stock-based awards

5.1	Grant of Other Stock-Based Awards

Other Stock-Based Awards may be awarded by the Committee to any Employee, Outside Director or Consultant that are payable in Shares or in cash, as determined in the discretion of the Committee to be consistent with the goals of the Company. Other types of Stock-Based Awards that are payable in Shares include, without limitation, purchase rights, Shares awarded that are not subject to any restrictions or conditions, Shares awarded subject to the satisfaction of specified Performance Criteria, convertible or exchangeable debentures, other rights convertible into Shares, Incentive Awards valued by reference to the performance of a specified Affiliate, or a division, business unit, or department of the Company or an Affiliate, and settlement in cancellation of rights of any Person with a vested interest in any other plan, fund, program or arrangement that is or was sponsored, maintained or participated in by the Company or any Affiliate. Other Stock-Based Awards need not be subject to any Performance Criteria or to forfeiture, and thus may be awarded without any vesting requirements. The purchase price, if any, for Shares issued pursuant to an Other Stock-Based Award shall be determined by the Committee in its discretion.

As is the case with other types of Incentive Awards, Other Stock-Based Awards may be awarded either alone or in addition to, or in tandem with, any other Incentive Awards. Other Stock-Based Awards that are payable in Shares are not intended to be deferred compensation subject to taxation under Code Section 409A, unless otherwise determined by the Committee at the time of grant.

In addition to Other Stock-Based Awards that are payable in Shares, the Committee may award Restricted Stock Units to a Grantee that are payable in Shares or cash, or in a combination thereof. Restricted Stock Units are not intended to be deferred compensation that is subject to Code Section 409A. During the period beginning on the Date of Grant of such Incentive Award, and ending on the payment date specified in the Incentive Agreement, the Grantee’s right to payment under the Incentive Agreement must remain subject to a “substantial risk of forfeiture” within the meaning of such term under Code Section 409A. In addition, payment to the Grantee under the Incentive Agreement shall be made within two and one-half months (2½) months following the end of the calendar year in which the substantial risk of forfeiture lapses unless an earlier payment date is specified in the Incentive Agreement.

5.2	Other Stock-Based Award Terms

(a)          Written Agreement. All terms and conditions of an Other Stock-Based Award shall be determined by the Committee and set forth in the Grantee’s Incentive Agreement.

(b)          Purchase Price. Except if an Other Stock-Based Award is granted in substitution for an outstanding Incentive Award or is delivered upon exercise of a Stock Option, but only to the extent permitted under the Plan, the amount of consideration required to be received by the Company shall be either (i) no consideration other than services rendered (in the case of authorized and unissued Shares), or to be rendered, by the Grantee, or (ii) as otherwise specified in the Incentive Agreement.

(c)          Performance Criteria and Other Terms. The Committee may specify Performance Criteria for (i) vesting in an Other Stock-Based Award and (ii) payment thereof to the Grantee, as the Committee may determine in its discretion. The extent to which any such Performance Criteria have been met shall be determined and certified by the Committee in accordance with the requirements to qualify for the Performance-Based Exception pursuant to Section 6.

Section 6.

Performance-based awards and performance criteria

6.1	Performance Criteria

As determined by the Committee at the time of grant, a Performance-Based Award may be granted subject to performance objectives relating to one or more of the following Performance Criteria within the meaning of Code Section 162(m) in order to qualify for the Performance-Based Exception:

(a)          profits (including, but not limited to, profit growth, net operating profit or economic profit);

(b)          profit-related return ratios;

(c)          return measures (including, but not limited to, return on invested capital, return on assets, capital, equity, investment or sales);

(d)          Cash Flow (including, but not limited to, operating Cash Flow, free Cash Flow or Cash Flow return on capital or investments);

(e)          earnings (including but not limited to, total shareholder return, earnings per Share or earnings before or after taxes);

(f)          net sales growth; (measured either in dollars, volumes of production, or other objective and specific criteria as designated by the Committee);

(g)          net earnings or income (before or after taxes, interest, depreciation and/or amortization);

(h)          gross, operating or net profit margins;

(i)           productivity ratios;

(j)           Share price (including, but not limited to, growth measures and total shareholder return);

(k)          turnover of assets, capital, or inventory; (including, without limitation, reserve additions or revisions, and economic value added from reserves);

(l)           expense targets;

(m)          margins;

(n)          measures of health, safety or environment;

(o)          operating efficiency; (including, without limitation, project completion time, budget goals, operational downtime, rig utilization, and similar matters);

(p)          customer service or satisfaction;

(q)          market share;

(r)           credit quality;

(s)          debt ratios (e.g., debt to equity and debt to total capital); and

(t)           working capital targets.

Performance Criteria may be stated in absolute terms or relative to comparison companies or indices to be achieved during a Performance Period. In the Incentive Agreement, the Committee shall designate one or more Performance Criteria for each granted Incentive Award that is intended to qualify for the Performance-Based Exception.

The Performance Criteria specified in any Incentive Agreement need not be applicable to all Incentive Awards, and may be particular to an individual Grantee’s function, Affiliate or business unit. The Committee may establish the Performance Criteria of the Company, any Affiliate or business unit, as determined and designated by the Committee, in its discretion, in the Grantee’s Incentive Agreement for the Performance-Based Award.

Performance-Based Awards will be granted in the discretion of the Committee and will be (a) sufficiently objective so that an independent Person having knowledge of the relevant facts could determine the amount payable to Grantee, if applicable, and whether the pre-determined goals have been achieved with respect to the Incentive Award, (b) established at a time when the performance outcome is substantially uncertain, (c) established in writing no later than ninety (90) days after the commencement of the Performance Period to which they apply (or no later than the date that 25% of the Performance Period has elapsed in the case of a Performance Period of less than a year), and (d) based on any Performance Criteria, or any combination thereof, as set forth above in this Section 6 and referenced in the Grantee’s Incentive Agreement.

6.2	Adjustments of Performance-Based Awards

The Committee may provide in any Performance-Based Award, at the time the Performance Criteria are established, that any evaluation of performance shall exclude or otherwise objectively adjust for any specified event that occurs during a Performance Period, including the following: (a) asset write-downs or impairment charges; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other Applicable Laws or provisions affecting reported results; (d) accruals and charges for reorganization and restructuring programs; (e) acquisitions or divestitures; (f) foreign exchange gains and losses; (g) extraordinary nonrecurring items as described in Financial Accounting Standards Board Accounting Standards Codification Topic 225.20, “Income Statement — Extraordinary and Unusual Items” (or any successor thereto); and (h) extraordinary nonrecurring items as described in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year. To the extent such inclusions or exclusions affect Performance-Based Awards, they shall be prescribed in a form that meets the requirements of the Performance-Based Exception. Notwithstanding the foregoing, the Committee may, at its sole discretion, reduce the Performance Criteria (or results thereof) upon which Performance-Based Awards are provided in order to offset any unintended result(s) arising from events not anticipated when the Performance Criteria were established, or for any other purpose, provided that such adjustment is permitted by Code Section 162(m).

6.3	Discretionary Adjustments

The Performance Criteria shall not allow for any discretion by the Committee as to an increase in any Performance-Based Award made to Grantee, but discretion to lower or reduce the Performance-Based Award is permissible. The Committee cannot exercise any discretionary authority it may otherwise have under the Plan with respect to a Performance-Based Award in any manner to (a) waive the achievement of the applicable Performance Criteria or (b) increase the amount payable pursuant thereto or the value thereof, or (c) otherwise in a manner that would cause the Performance-Based Award to cease to qualify for the Performance-Based Exception. The Committee may exercise negative discretion to determine that the portion of a Performance-Based Award actually earned, vested or payable (as applicable) shall be less than the portion that would be earned, vested or payable based solely upon application of the applicable Performance Criteria as set forth in the Grantee’s Incentive Agreement.

6.4	Compliance with Section 162(m)

The Performance Criteria must be objective and must satisfy third party “objectivity” standards under Code Section 162(m) and the regulations promulgated thereunder. In interpreting provisions relating to Performance-Based Awards under the Plan or an Incentive Agreement, it is the intent of the Plan and Committee to conform with the standards of Code Section 162(m) and the regulations thereunder to qualify for the Performance-Based Exception.

6.5	Certification

The Performance-Based Award, and payment for any Performance-Based Award under the Plan with respect to a relevant Performance Period, will be contingent upon the attainment of the Performance Criteria as set forth in the Grantee’s Incentive Agreement. The Committee shall certify in writing prior to payment of any of the Performance-Based Award that such Performance Criteria have been satisfied. Approved minutes of the Committee may be used for this purpose.

6.6	Other Considerations

All Performance-Based Awards under the Plan shall be further subject to such other conditions, restrictions, and requirements as the Committee may determine to be necessary or appropriate to effectuate the purpose of this Section 6 and to otherwise meet the requirements of the Performance-Based Exception.

Section 7.

PROVISIONS RELATING TO PLAN PARTICIPATION

7.1	Incentive Agreement

Each Grantee to whom an Incentive Award is granted shall be required to enter into an Incentive Agreement with the Company, in such a form as is provided by the Committee. The Incentive Agreement shall contain specific terms as determined by the Committee, in its discretion, with respect to the Grantee’s particular Incentive Award. Such terms need not be uniform among all Grantees or any similarly situated Grantees. The Incentive Agreement may include, without limitation, vesting, forfeiture and other provisions particular to the particular Grantee’s Incentive Award, as well as, for example, provisions to the effect that the Grantee (a) shall not disclose any confidential information acquired during Employment with the Company, (b) shall abide by all the terms and conditions of the Plan and such other terms and conditions as may be imposed by the Committee, (c) shall not interfere with the employment or other service of any employee, (d) shall not compete with the Company or become involved in a conflict of interest with the interests of the Company, (e) shall forfeit an Incentive Award if terminated for Cause, (f) shall not be permitted to make an election under Code Section 83(b) when applicable, and (g) shall be subject to any other agreement between the Grantee and the Company regarding Shares that may be acquired under an Incentive Award including, without limitation, a shareholders’ agreement, buy-sell agreement, or other agreement restricting the transferability of Shares by Grantee. An Incentive Agreement shall include such terms and conditions as are determined by the Committee, in its discretion, to be appropriate with respect to any individual Grantee. The Incentive Agreement shall be signed by the Grantee to whom the Incentive Award is made and by an Authorized Officer.

The Committee may specify in an Incentive Agreement that the Grantee’s rights, payments, and benefits with respect to an Incentive Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of the Incentive Award. Such events may include, but shall not be limited to, termination of Employment with or without Cause, violation of material policies of the Company or its Affiliate, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Grantee, or other conduct by the Grantee that is detrimental to the business or reputation of the Company or its Affiliate.

Unless otherwise determined by the Committee and set forth in the applicable Incentive Agreement, Incentive Awards shall be granted for no cash consideration or for such minimal cash consideration as may be required by Applicable Law.

7.2	No Employment Rights Conferred

Nothing in the Plan or any instrument executed pursuant to the Plan shall create any Employment rights (including without limitation, rights to continued Employment) in any Grantee or affect the right of the Company to terminate the Employment of any Grantee at any time without regard to the existence of the Plan.

7.3	Securities Requirements

The Company shall be under no obligation to effect the registration or qualification, as applicable, of any Shares to be issued hereunder pursuant to the Securities Act or any Canadian or other Applicable Laws, or to effect similar compliance under any state securities laws. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing Shares pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all Applicable Laws and the requirements of any securities exchange on which Shares are traded. The Committee may require, as a condition of the issuance and delivery of certificates evidencing Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Committee, in its discretion, deems necessary or desirable.

The Committee may, in its discretion, defer the effectiveness of any exercise of an Incentive Award in order to allow the issuance of Shares to be made pursuant to registration or an exemption from registration or other methods for compliance available under Applicable Laws. The Committee shall inform the Grantee in writing of its decision to defer the effectiveness of the exercise of an Incentive Award. During the period that the effectiveness of the exercise of an Incentive Award has been deferred, the Grantee may, by written notice to the Committee, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

If the Shares issuable on exercise of an Incentive Award are not registered or qualified, as applicable, under the Securities Act or any Canadian or other Applicable Laws, the Company may imprint on the certificate for such Shares the following legend or any other legend which counsel for the Company considers necessary or advisable to comply with the Securities Act or any Canadian or other Applicable Laws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO ANY APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS OR PURSUANT TO A WRITTEN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

7.4	Transferability

Incentive Awards granted under the Plan shall not be transferable or assignable other than: (a) by will or the laws of descent and distribution or (b) pursuant to a qualified domestic relations order (as defined under Code Section 414(p)); provided, however, only with respect to Incentive Awards consisting of Nonstatutory Stock Options, the Committee may, in its discretion, authorize all or a portion of the Nonstatutory Stock Options to be granted on terms which permit transfer by the Grantee to (i) the members of the Grantee’s Immediate Family, (ii) a trust or trusts for the exclusive benefit of such Immediate Family members, (iii) a partnership in which such Immediate Family members are the only partners, or (iv) any other entity owned solely by Immediate Family members; provided that (A) there may be no consideration for any such transfer, (B) the Incentive Agreement pursuant to which such Nonstatutory Stock Options are granted must be approved by the Committee, and must expressly provide for transferability in a manner consistent with this Section 7.4, (C) subsequent transfers of transferred Nonstatutory Stock Options shall be prohibited except in accordance with clauses (a) and (b) (above) of this sentence, and (D) there may be no transfer of any Incentive Award in a listed transaction as described in IRS Notice 2003-47 (or its successor). Following any permitted transfer, the Nonstatutory Stock Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer; provided, however, the term “Grantee” shall be deemed to refer to the transferee. The events of termination of employment, as set out in Section 7.7 and in the Incentive Agreement, shall continue to be applied with respect to the original Grantee, and the Incentive Award shall be exercisable by the transferee only to the extent, and for the periods, specified in the Incentive Agreement.

Except as may otherwise be permitted under the Code, in the event of a permitted transfer of a Nonstatutory Stock Option hereunder, the original Grantee shall remain subject to withholding taxes upon exercise. In addition, the Company and the Committee shall have no obligation to provide any notices to any Grantee or any permitted transferee of an Incentive Award, including, for example, notice of the expiration of an Incentive Award following the original Grantee’s termination of Employment.

Except as otherwise provided in Sections 421 or 422 of the Code, an Incentive Stock Option shall not be transferable other than by will or the laws of descent and distribution.

The designation by a Grantee of a beneficiary of an Incentive Award shall not constitute transfer of the Incentive Award. No transfer by will or by the laws of descent and distribution shall be effective to bind the Company unless the Committee has been furnished with a copy of the deceased Grantee’s enforceable will or such other evidence as the Committee deems necessary to establish the validity of the transfer. Any attempted transfer in violation of this Section 7.4 shall be void and ineffective. All determinations under this Section 7.4 shall be made by the Committee in its discretion.

Except as provided in this Section 7.4, Incentive Awards may be exercised during the lifetime of the Grantee only by the Grantee or by the Grantee’s legally authorized representative as determined by the Committee.

7.5	Rights as a Shareholder

(a)          No Shareholder Rights. Except as otherwise provided in Section 3.1(b) for grants of Restricted Stock, a Grantee of an Incentive Award (or a permitted transferee of such Grantee) shall have no rights as a shareholder with respect to any Shares until the issuance of a stock certificate or other record of ownership for such Shares.

(b)          Representation of Ownership. In the case of the exercise of an Incentive Award by a Person acquiring the right to exercise such Incentive Award by reason of the death or Disability of a Grantee, the Committee may require reasonable evidence as to the ownership of such Incentive Award or the authority of such Person. The Committee may also require such consents and releases of taxing authorities as it deems advisable.

7.6	Change in Stock and Adjustments

(a)          Changes in Law or Circumstances. Subject to Section 7.8 (which only applies in the event of a Change in Control), in the event of any change in Applicable Law or any change in circumstances which results in or would result in dilution of any rights granted under the Plan, or which otherwise warrants an equitable adjustment because it interferes with the intended operation of the Plan, then, if the Board or the Committee should so determine, in its discretion, that such change equitably requires an adjustment in the number or kind of stock or other securities or property theretofore subject, or which may become subject, to issuance or transfer under the Plan or in the terms and conditions of outstanding Incentive Awards, such adjustment shall be made in accordance with such determination. Such adjustments may include changes with respect to (i) the aggregate number of Shares that may be issued under the Plan, (ii) the number of Shares subject to Incentive Awards, and (iii) the Option Price or other price per Share for outstanding Incentive Awards, but shall not result in the grant of any Stock Option with an exercise price that is less than 100% of the Fair Market Value per Share on the Date of Grant. The Board or the Committee shall give notice to each applicable Grantee of such adjustment which shall be effective and binding.

(b)          Exercise of Corporate Powers. The existence of the Plan or outstanding Incentive Awards hereunder shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalization, reorganization or other changes in the Company’s capital structure or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company or an Affiliate, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise.

(c)          Recapitalization of the Company. Subject to Section 7.8 (which only applies in the event of a Change in Control), if while there are Incentive Awards outstanding, the Company shall effect any subdivision or consolidation of Shares or other capital readjustment, the payment of a stock dividend, stock split, combination of Shares, recapitalization or other increase or reduction in the number of Shares outstanding, without receiving compensation therefor in money, services or property, then the number of Shares available under the Plan and the number of Incentive Awards which may thereafter be exercised shall (i) in the event of an increase in the number of Shares outstanding, be proportionately increased and the Option Price or Fair Market Value of the outstanding Incentive Awards shall be proportionately reduced; and (ii) in the event of a reduction in the number of Shares outstanding, be proportionately reduced, and the Option Price or Fair Market Value of the outstanding Incentive Awards shall be proportionately increased. The Board of the Committee shall take such action and whatever other action it deems appropriate, in its discretion, so that the value of each outstanding Incentive Award to the Grantee shall not be adversely affected by a corporate event described in this Section 7.6(c).

(d)          Issue of Common Stock by the Company. Except as hereinabove expressly provided in this Section 7.6 and subject to Section 7.8 in the event of a Change in Control, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon any conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of, or Option Price or Fair Market Value of, any Incentive Awards then outstanding under previously granted Incentive Awards; provided, however, in such event, outstanding Shares of Restricted Stock shall be treated in the same manner for such purpose as outstanding unrestricted Shares of Common Stock.

(e)          Assumption under the Plan of Outstanding Stock Options. Notwithstanding any other provision of the Plan, the Board or the Committee, in its discretion, may authorize the assumption and continuation under the Plan of outstanding and unexercised stock options or other types of stock-based incentive awards that were granted under a stock option plan (or any other type of stock incentive plan or agreement) that is or was maintained by a corporation or other entity that was merged into, consolidated with, or whose stock or assets were acquired by, the Company as the surviving corporation. Any such action shall be upon such terms and conditions as the Board or the Committee, in its discretion, may deem appropriate, including provisions to preserve the holder’s rights under the previously granted and unexercised stock option or other stock-based incentive award; such as, for example, retaining an existing exercise price under an outstanding stock option. Any such assumption and continuation of any such previously granted and unexercised incentive award shall be treated as an outstanding Incentive Award under the Plan and shall thus count against the number of Shares reserved for issuance pursuant to Section 1.4. In addition, any Shares issued by the Company through the assumption or substitution of outstanding grants from an acquired company shall reduce the Shares available for grants as provided in Section 1.4.

(f)          Assumption of Incentive Awards by a Successor. Subject to the accelerated vesting and other provisions of Section 7.8 that apply in the event of a Change in Control, in the event of a Corporate Event (defined below), each Grantee shall be entitled to receive, in lieu of the number of Shares subject to Incentive Awards, such shares of capital stock or other securities or property as may be issuable or payable with respect to or in exchange for the number of Shares which the Grantee would have received had the Grantee exercised the Incentive Award immediately prior to such Corporate Event, together with any adjustments (including, without limitation, adjustments to the Option Price and the number of Shares issuable on exercise of outstanding Stock Options). For this purpose, Shares of Restricted Stock shall be treated the same as unrestricted outstanding Shares.

A “Corporate Event” means any of the following: (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company’s assets, or (iii) a merger, consolidation or combination involving the Company (other than a merger, consolidation or combination (A) in which the Company is the continuing or surviving corporation and (B) which does not result in the outstanding Shares being converted into or exchanged for different securities, cash or other property, or any combination thereof). In the event of a Corporate Event, the Board or the Committee shall take whatever other action it deems to be appropriate to preserve the rights of Grantees holding outstanding Incentive Awards.

Notwithstanding the previous paragraphs of this Section 7.6(f), but subject to the accelerated vesting and other provisions of Section 7.8 that apply in the event of a Change in Control, in the event of a Corporate Event (described in the previous paragraph), the Committee, shall have the right and power to effectuate one or more of the following alternatives in its discretion, with respect to outstanding Incentive Awards, which may vary among individual Grantees and may vary among Incentive Awards held by any individual Grantee:

(i)	cancel, effective immediately prior to the occurrence of the Corporate Event, an outstanding Incentive Award (whether or not then exercisable) and, in full consideration of such cancellation, pay to the Grantee an amount in cash equal to the excess of (A) the value, as determined by the Board or the Committee, of the property (including cash) received by the holders of Common Stock as a result of such Corporate Event over (B) the exercise price of such Incentive Award, if any; provided, however, this subsection (i) shall be inapplicable to an Incentive Award granted within six (6) months before the occurrence of the Corporate Event if the Grantee is an Insider, the Company is subject to Section 16 of the Exchange Act, and such disposition is not exempt under Rule 16b-3 (or other rules preventing liability of the Insider under Section 16(b) of the Exchange Act) and, in that event, the provisions hereof shall be applicable to such Incentive Award after the expiration of six (6) months from the Date of Grant; or

(ii)	provide for the exchange or substitution of each Incentive Award outstanding immediately prior to such Corporate Event (whether or not then exercisable) for another award with respect to the Common Stock or other property for which such Incentive Award is exchangeable and, incident thereto, make an equitable adjustment as determined by the Board or the Committee, in its discretion, in the Option Price or exercise price of the Incentive Award, if any, or in the number of Shares or amount of property (including cash) subject to the Incentive Award; or

(iii)	provide that thereafter upon the exercise of an Incentive Award that was previously granted, the Grantee shall be entitled to purchase or receive under such Incentive Award, in lieu of the number of Shares then covered by such Incentive Award, the number and class of shares of stock or other securities or property (including, without limitation, cash) to which the Grantee would have been entitled pursuant to the terms of the agreement of the Corporate Event if, immediately prior to such Corporate Event, the Grantee had been the holder of record of the number of Shares then covered by such Incentive Award; provided, however, if such consideration is not solely common stock of the successor corporation, the Board or the Committee may, with the consent of the successor corporation, provide for the consideration to be received to be solely common stock of the successor corporation that is equal to the Fair Market Value of the per Share consideration received by the holders of Shares as the result of the Corporate Event; or

(iv)	effect one or more of the following alternatives in an equitable and appropriate manner to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, which alternatives may vary among individual Grantees and which may vary among Incentive Awards held by any individual Grantee: (1) accelerate the time at which Options or SARs then outstanding may be exercised so that such Incentive Awards may be exercised in full for a limited period of time on or before a specified date (before or after the Corporate Event) fixed by the Committee, after which specified date all such unexercised Incentive Awards and all rights of Grantees thereunder shall terminate, or (2) require the mandatory surrender by all or selected Grantees of some or all of the outstanding Options or SARs held by such Grantees (irrespective of whether such Incentive Awards are then exercisable under the provisions of the Plan) as of a date, before or after such Corporate Event, that is specified by the Board or the Committee, in which event the Board or the Committee shall thereupon cancel such Incentive Awards and the Company shall pay (or cause to be paid) to each Grantee an amount of cash per share equal to the excess, if any, of the amount calculated by the Board or the Committee, in its discretion as exercised in good faith, as the then fair market value of the Shares subject to such Incentive Awards over the exercise price(s), if any, under such Incentive Awards for such Shares; or

(v)	provide for assumption of the Plan and such outstanding Incentive Awards by the surviving entity or its parent.

The Board or Committee, in its discretion, shall have the authority to take whatever action it deems to be necessary or appropriate to effectuate the provisions of this Section 7.6(f).

7.7	Termination of Employment, Death, Disability and Retirement

(a)          Termination of Employment. Unless otherwise expressly provided in the Grantee’s Incentive Agreement, if the Grantee’s Employment is terminated for any reason other than due to his death, Disability, Retirement or for Cause, any non-vested portion of any Stock Option or other Incentive Award at the time of such termination shall automatically expire and terminate and no further vesting shall occur after the termination date. In such event, except as otherwise expressly provided in his Incentive Agreement, the Grantee shall be entitled to exercise his rights only with respect to the portion of the Incentive Award that was vested as of his termination of Employment date for a period that shall end on the earlier of (i) the expiration date set forth in the Incentive Agreement or (ii) ninety (90) days after the date of his termination of Employment.

(b)          Termination of Employment for Cause. Unless otherwise expressly provided in the Grantee’s Incentive Agreement, in the event of the termination of a Grantee’s Employment for Cause, all vested and non-vested Stock Options and other Incentive Awards granted to such Grantee shall immediately expire, and shall not be exercisable to any extent, as of 12:01 a.m. (CST) on the date of such termination of Employment.

(c)          Retirement. Unless otherwise expressly provided in the Grantee’s Incentive Agreement, upon the termination of Employment due to the Grantee’s Retirement:

(i)	any non-vested portion of any outstanding Option or other Incentive Award shall immediately terminate and no further vesting shall occur; and

(ii)	any vested Option or other Incentive Award shall expire on the earlier of (A) the expiration date set forth in the Incentive Agreement for such Incentive Award; or (B) the expiration of one (1) year after the date of his termination of Employment due to Retirement in the case of any Incentive Award other than an Incentive Stock Option or three (3) months after his termination date in the case of an Incentive Stock Option.

(d)          Disability or Death. Unless otherwise expressly provided in the Grantee’s Incentive Agreement, upon termination of Employment as a result of the Grantee’s Disability or death:

(i)	any non-vested portion of any outstanding Option or other Incentive Award shall immediately terminate upon termination of Employment and no further vesting shall occur; and

(ii)	any vested Incentive Award shall expire on the earlier of either (A) the expiration date set forth in the Incentive Agreement or (B) the one (1) year anniversary date of the Grantee’s termination of Employment date.

In the case of any vested Incentive Stock Option held by an Employee following termination of Employment, notwithstanding the definition of “Disability” in Section 1.2, whether the Employee has incurred a “Disability” for purposes of determining the length of the Option exercise period following termination of Employment under this Section 7.7(d) shall be determined by reference to Code Section 22(e)(3) to the extent required by Code Section 422(c)(6). The Committee shall determine whether a Disability for purposes of this Section 7.7(d) has occurred.

(e)          Continuation. Subject to the conditions and limitations of the Plan and Applicable Law, in the event that a Grantee ceases to be an Employee, Outside Director or Consultant, as applicable, for whatever reason, the Committee and Grantee may mutually agree with respect to any outstanding Option or other Incentive Award then held by the Grantee (i) for an acceleration or other adjustment in any vesting schedule applicable to the Incentive Award; (ii) for a continuation of the exercise period following termination for a longer period than is otherwise provided under such Incentive Award; or (iii) to any other change in the terms and conditions of the Incentive Award. In the event of any such change to an outstanding Incentive Award, a written amendment to the Grantee’s Incentive Agreement shall be required. No amendment to a Grantee’s Incentive Award shall be made to the extent compensation payable pursuant thereto as a result of such amendment would be considered deferred compensation that is subject to taxation under Code Section 409A, unless otherwise determined by the Committee.

7.8	Change in Control

Notwithstanding any contrary provision in the Plan, in the event of a Change in Control (as defined below), the following actions shall automatically occur as of the day immediately preceding the Change in Control date:

(1)	all of the Stock Options and Stock Appreciation Rights then outstanding shall become 100% vested and immediately and fully exercisable;

(2)	all of the restrictions and conditions of any Restricted Stock Awards, Restricted Stock Units and any Other Stock-Based Awards then outstanding shall be deemed satisfied, and the Restriction Period with respect thereto shall be deemed to have expired, and thus each such Incentive Award shall become free of all restrictions and fully vested; and

(3)	all of the Performance-Based Awards shall become fully vested, deemed earned in full, and promptly paid within thirty (30) days to the affected Grantees without regard to payment schedules and notwithstanding that the applicable performance cycle, retention cycle or other restrictions and conditions have not been completed or satisfied.

For all purposes of this Plan, a “Change in Control” of the Company means the occurrence of any one or more of the following events:

(a)          The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a “Person”, as used in this Section 7.8 only)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company or any Subsidiary, (ii) any acquisition by the Company or any Subsidiary or by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, or (iii) any acquisition by any corporation pursuant to a reorganization, merger, consolidation or similar business combination involving the Company (a “Merger”), if, following such Merger, the conditions described in Section 7.8(c) (below) are satisfied;

(b)          Individuals who, as of the Effective Date, constitute the Board of Directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c)          The consummation of a Merger involving the Company, unless immediately following such Merger, (i) substantially all of the holders of the Outstanding Company Voting Securities immediately prior to Merger beneficially own, directly or indirectly, more than fifty percent (50%) of the common stock of the corporation resulting from such Merger (or its parent corporation) in substantially the same proportions as their ownership of Outstanding Company Voting Securities immediately prior to such Merger and (ii) at least a majority of the members of the board of directors of the corporation resulting from such Merger (or its parent corporation) were members of the Incumbent Board at the time of the execution of the initial agreement providing for such Merger;

(d)          The sale, consummation, or other disposition of all or substantially all of the assets of the Company, unless immediately following such sale or other disposition, (i) substantially all of the holders of the Outstanding Company Voting Securities immediately prior to the consummation of such sale or other disposition beneficially own, directly or indirectly, more than fifty percent (50%) of the common stock of the corporation acquiring such assets in substantially the same proportions as their ownership of Outstanding Company Voting Securities immediately prior to the consummation of such sale or disposition, and (ii) at least a majority of the members of the board of directors of such corporation (or its parent corporation) were members of the Incumbent Board at the time of execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Company; or

(e)          The approval by the shareholders of the Company or the Board of a plan for the complete liquidation or dissolution of the Company.

Notwithstanding the foregoing provisions of this Section 7.8, to the extent that any payment (or acceleration of payment) hereunder is considered to be deferred compensation that is subject to, and not exempt under, Code Section 409A, then the term Change in Control hereunder shall be construed to have the meaning as set forth in Code Section 409A with respect to the payment (or acceleration of payment) of such deferred compensation, but only to the minimum extent inconsistent with the foregoing provisions of the Change in Control definition (above) as determined by the Incumbent Board.

In the event that any acceleration of vesting pursuant to an Incentive Award and any other payment or benefit received or to be received by a Grantee under the Plan in connection with a Change in Control would subject a Grantee to any excise tax pursuant to Code Section 4999 (which excise tax would be the Grantee’s obligation) due to the characterization of such acceleration of vesting, payment or benefit as an “excess parachute payment” under Code Section 280G, the Grantee may elect, in his sole discretion, to reduce the amount of any acceleration of vesting, payment or benefit called for under an Incentive Award in order to avoid such characterization.

7.9	Exchange of Incentive Awards

Subject to Section 7.10, the Committee may, in its discretion, grant Incentive Awards to Grantees on the condition that such Grantees surrender to the Committee for cancellation such other Incentive Awards (including, without limitation, Incentive Awards with higher exercise prices) as the Committee directs. Incentive Awards granted on the condition precedent of surrender of outstanding Incentive Awards shall not count against the limits set forth in Section 1.4 until such time as such previous Incentive Awards are surrendered and cancelled. No surrender of Incentive Awards shall be made under this Section 7.9 if such surrender causes any Incentive Award to provide for the deferral of compensation in a manner that is subject to taxation under Code Section 409A, unless otherwise determined by the Committee.

7.10	Repricing Prohibited

Except as provided in Section 7.6, outstanding Stock Options and Stock Appreciation Rights will not be “repriced” for any reason without the prior approval of the Company’s shareholders. For purposes of the Plan, a “repricing” means lowering the Option Price of an outstanding Stock Option or SAR or any other action that has the same effect or is treated as a repricing under generally accepted accounting principles, and includes a tandem cancellation of a Stock Option or SAR at a time when its Option Price exceeds the fair market value of the underlying Common Stock and exchange for another Stock Option, SAR, other Incentive Award, other equity security or a cash payment.

Section 8.

GENERAL

8.1	Effective Date and Grant Period

The Plan shall be effective upon the Effective Date, provided that it has been approved by the shareholders of the Company within twelve (12) months after the Effective Date. Incentive Awards may be granted under the Plan at any time prior to receipt of such shareholder approval; provided, however, if the requisite shareholder approval is not obtained within such 12-month period, any Incentive Awards granted hereunder shall automatically become null and void and of no force or effect. Notwithstanding the foregoing, any Incentive Award that is intended to satisfy the Performance-Based Exception shall not be granted until the terms of the Plan are disclosed to, and approved by, shareholders of the Company in accordance with the requirements of the Performance-Based Exception. No Incentive Awards may be granted under the Plan on or after the date which is ten (10) years following the Effective Date. The Plan shall remain in effect until all Incentive Awards granted under the Plan have been satisfied or expired.

8.2	Funding and Liability of Company

No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made, or otherwise to segregate any assets. In addition, the Company shall not be required to maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for purposes of the Plan. Although bookkeeping accounts may be established with respect to Grantees who are entitled to cash, Common Stock or rights thereto under the Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto. The Plan shall not be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto. Any liability or obligation of the Company to any Grantee with respect to an Incentive Award shall be based solely upon any contractual obligations that may be created by this Plan and any Incentive Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. The Company, Affiliate, Board, and Committee shall not be required to give any security or bond for the performance of any obligation that may be created by the Plan.

8.3	Withholding Taxes

(a)          Tax Withholding. The Company or any Affiliate is authorized to withhold from any Incentive Award, from any payment due or transfer made under the Incentive Award or the Plan, or from any compensation or other amount owing to a Grantee, the amount (in cash, Shares, other securities, other Incentive Awards or other property) of any applicable withholding taxes with respect to an Incentive Award, its exercise, the lapse of restrictions thereon, payment or transfer under an Incentive Award or under the Plan, and to take any other action that is necessary, in the opinion of the Company or Affiliate, to satisfy all obligations for the payment of the taxes. Notwithstanding the foregoing, in the event of an assignment or transfer of a Nonstatutory Stock Option pursuant to Section 7.4, the Grantee who assigns the Nonstatutory Stock Option shall remain subject to withholding taxes upon exercise of the Nonstatutory Stock Option by the transferee to the extent required by the Code or the rules and regulations promulgated thereunder. Payment for such tax shall be required to be made prior to the delivery of any Shares. The payment may be made in cash, by check, or through the delivery of Shares owned by the Grantee or transferee (which may be effected by the actual delivery of Shares or by the Company’s withholding of a number of Shares to be issued upon the exercise of a Nonstatutory Stock Option, if applicable), which Shares have an aggregate Fair Market Value equal to the required minimum withholding payment, or any combination thereof.

(b)          Share Withholding. With respect to tax withholding required upon the exercise of Stock Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of any Incentive Award, the Grantee may elect, subject to the approval of the Committee in its discretion, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum withholding taxes which could be imposed on the transaction as determined by the Committee. All such elections shall be made in writing, signed by the Grantee, and delivered to the Company at least two (2) business days prior to the vesting of the Shares, and such elections shall be subject to any restrictions or limitations that the Committee, in its discretion, deems to be appropriate.

(c)          Incentive Stock Options. With respect to Shares received by a Grantee pursuant to the exercise of an Incentive Stock Option, if such Grantee disposes of any such Shares within (i) two years from the Date of Grant of such Option or (ii) one year after the transfer of such Shares to the Grantee, the Company shall have the right to withhold from any salary, wages or other compensation payable by the Company to the Grantee an amount sufficient to satisfy the minimum withholding taxes that could be imposed with respect to such disqualifying disposition.

8.4	No Guarantee of Tax Consequences

The Company, Affiliates, Board and the Committee do not make any commitment or guarantee that any United States federal, state, local, Canadian or foreign tax treatment will apply or be available to any Person participating or eligible to participate hereunder.

Neither the Company, any Affiliate, the Board, nor the Committee shall be liable to any Grantee or any other Person as to any expected or realized tax consequences for any Grantee or other Person due to the grant, exercise, lapse of restriction, vesting, distribution, payment or other taxable event involving any Incentive Award. Although the Company and its Affiliates may endeavor to (a) qualify an Incentive Award for favorable tax treatment in a jurisdiction or (b) avoid adverse tax treatment for an Incentive Award, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment.

8.5	Designation of Beneficiary by Grantee

Each Grantee may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Grantee, shall be in a form prescribed by the Committee, and will be effective only when filed by the Grantee in writing with the Committee (or its delegate), and received and accepted during the Grantee’s lifetime. In the absence of any such designation, benefits remaining unpaid at the Grantee’s death shall be paid to the Grantee’s estate.

8.6	Deferrals

Subject to any requirements that apply to preclude taxation under Code Section 409A, the Committee in its discretion, may permit a Grantee to defer the receipt of the payment of cash or the delivery of Shares under the terms of his Incentive Agreement that would otherwise be due and payable by virtue of the lapse or waiver of restrictions with respect to Restricted Stock or another form of Incentive Award.

8.7	Amendment and Termination of Plan

The Board shall have the power and authority to terminate or amend the Plan at any time in its discretion; provided, however, the Company will obtain stockholder approval of any Plan amendment to the extent necessary or desirable to comply with Applicable Law. For example, the Board shall not, without the approval of the shareholders of the Company within the time period required by Applicable Law:

(a)          except as provided in Section 7.6, increase the maximum number of Shares that may be issued under the Plan pursuant to Section 1.4;

(b)          amend the requirements as to the class of Employees eligible to purchase Common Stock under the Plan, including any amendment that increases the participation limits for Outside Directors pursuant to Section 1.8;

(c)          extend the term of the Plan; or

(d)          while the Company is a Publicly Held Corporation (i) increase the maximum limits on Incentive Awards to Covered Employees as set for compliance with the Performance-Based Exception; (ii) decrease the authority granted to the Committee under the Plan in contravention of Rule 16b-3 under the Exchange Act (to the extent Section 16 of the Exchange Act is applicable to the Company); or (iii) delete or limit the provisions of Section 7.10 (repricing prohibition).

In addition, to the extent that the Committee determines that (a) the listing for qualification requirements of any United States, Canadian, or foreign national securities exchange or quotation system on which the Common Stock is then listed or quoted, if applicable, or (b) Code Section 162(m) or any other provision of the Code (or regulations promulgated thereunder), require shareholder approval in order to maintain compliance with such listing requirements or to maintain any favorable tax advantages or qualifications, then the amendment of the Plan shall not be effective unless approved by the requisite vote of the shareholders of the Company entitled to vote thereon.

Subject to the provisions of the last paragraph of this Section 8.7, no amendment, modification, suspension, discontinuance or termination of the Plan shall impair the rights of any Grantee under any Incentive Award previously granted under the Plan without such Grantee’s consent; provided, however, such consent shall not be required with respect to any Plan amendment, modification or other such action if the Committee determines, in its sole discretion, that such amendment, modification or other such action is not reasonably likely to significantly reduce or diminish the benefits provided to the Grantee under such Incentive Award.

The Committee may waive any conditions or restrictions under, amend or modify the terms and conditions of, or cancel or terminate any outstanding Incentive Award at any time and from time to time; provided, however, subject to Section 7.10 and the provisions of the last paragraph of this Section 8.7 and the provisions of the applicable Incentive Agreement, no such amendment, modification, cancellation or termination shall impair the rights of a Grantee under an Incentive Award without such Grantee’s consent; provided, however, such consent shall not be required with respect to any amendment, modification or other such action if the Committee determines, in its sole discretion, that such amendment, modification or other such action is not reasonably likely to significantly reduce or diminish the benefits provided to the Grantee under such Incentive Award.

Notwithstanding any other provision of the Plan or any Incentive Agreement to the contrary, the Committee may, in its sole discretion and without the consent of any Grantee, amend the Plan or any Incentive Agreement, to take effect retroactively or otherwise, as it deems to be necessary in order for the Company, the Plan, the Incentive Award or the Incentive Agreement to satisfy or conform to any Applicable Law, or to meet the requirements of any applicable accounting standard.

8.8	Requirements of Law and Securities Exchanges

The granting of Incentive Awards and the issuance of Shares under the Plan shall be subject to all Applicable Laws, and to such approvals by any governmental agencies or national securities exchanges as may be required. Certificates evidencing Shares delivered under the Plan (to the extent that such Shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules and regulations of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation, and any other Applicable Law. The Committee may cause a legend or legends to be placed upon such certificates to make appropriate reference to such restrictions.

The Company shall not be required to sell or issue any Shares under any Incentive Award if the sale or issuance of such Shares would constitute a violation by the Grantee or any other individual exercising the Incentive Award, or the Company, of any provision of any Applicable Law. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any Shares subject to an Incentive Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance, purchase or sale of Shares hereunder, no Shares may be issued, purchased or sold to the Grantee or any other individual pursuant to an Incentive Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Incentive Award. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Incentive Award or the issuance of Shares pursuant to the Plan to comply with any Applicable Law. As to any jurisdiction that expressly imposes the requirement that an Incentive Award shall not be exercisable until the Shares covered thereby are registered or are exempt from registration, the exercise of such Incentive Award (under circumstances in which the Applicable Laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

All Shares issuable under the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with Applicable Laws. The Committee may place legends on any certificate evidencing Shares or issue instructions to the transfer agent to reference restrictions applicable to the Shares.

Notwithstanding any provisions in the Plan to the contrary, any portion of the payments and benefits provided under the Plan, or the transfer or sale of Shares, shall be subject to a clawback or other recovery by the Company to the extent necessary to comply with Applicable Law including, without limitation, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or any Securities and Exchange Commission rule, as determined by the Committee.

The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

8.9	Treatment for Other Compensation Purposes

The amount of any compensation received or deemed to be received by a Grantee pursuant to an Incentive Award shall not be deemed part of a Grantee’s regular, recurring compensation for purposes of any termination, indemnity or severance pay laws, and shall not be included in or have any effect on the determination of benefits under any other compensation or benefit plan, program or arrangement of the Company or an Affiliate, including any retirement or severance benefits plan, unless otherwise expressly provided by the terms of any such other plan, program or arrangement.

8.10	No Obligation to Exercise Awards; No Right to Notice of Expiration Date

An Incentive Award of a Stock Option or a Stock Appreciation Right imposes no obligation upon the Grantee to exercise the Incentive Award. The Company, its Affiliates and the Committee have no obligation to inform a Grantee of the date on which a Stock Option or SAR is no longer exercisable except as such expiration is set forth in the Incentive Agreement.

8.11	Rule 16b-3 Securities Law Compliance for Insiders

While the Company is a Publicly Held Corporation, transactions under the Plan with respect to Insiders are intended to comply with all applicable conditions of Rule 16b-3 under the Exchange Act to the extent Section 16 of the Exchange Act is applicable to the Company. Any ambiguities or inconsistencies in the construction of an Incentive Award or the Plan shall be interpreted to give effect to such intention, and to the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void to the extent permitted by Applicable Law and deemed advisable by the Committee in its discretion.

8.12	Compliance with Code Section 162(m) for Publicly Held Corporation

While the Company is a Publicly Held Corporation, unless otherwise determined by the Committee with respect to any particular Incentive Award, it is intended that the Plan shall comply fully with the applicable requirements so that any Incentive Awards subject to Section 162(m) that are granted to Covered Employees shall qualify for the Performance-Based Exception. If any provision of the Plan or an Incentive Agreement would disqualify the Plan or would not otherwise permit the Plan or Incentive Award to comply with the Performance-Based Exception as so intended, such provision shall be construed or deemed to be amended to conform to the requirements of the Performance-Based Exception to the extent permitted by Applicable Law and deemed advisable by the Committee; provided, however, no such construction or amendment shall have an adverse effect on the prior grant of an Incentive Award or the economic value to a Grantee of any outstanding Incentive Award.

8.13	Compliance with Code Section 409A

It is intended that Incentive Awards granted under the Plan shall be exempt from, or if not exempt, in compliance with, the applicable requirements to preclude taxation under Code Section 409A, unless otherwise determined by the Committee at the time of grant. In that respect, the Company, by action of its Board, reserves the right to amend the Plan, and the Board and the Committee each reserve the right to amend any outstanding Incentive Agreement, to the extent deemed necessary or appropriate, in its discretion, either to exempt such Incentive Award from taxation under Code Section 409A or to comply with the requirements of Code Section 409A to preclude taxation thereunder.

The Plan is intended to comply, and shall be administered consistently in all respects, with Code Section 409A and the regulations and additional guidance promulgated thereunder to the extent applicable. Accordingly, the Company shall have the authority to take any action, or refrain from taking any action, with respect to the Plan or any Incentive Award hereunder that is reasonably necessary to ensure compliance with Code Section 409A (provided that the Company shall choose the action that best preserves the value of payments and benefits provided to Grantee that is consistent with Code Section 409A). The Plan shall be interpreted in a manner that is consistent with Code Section 409A. In furtherance, but not in limitation of the foregoing:

(a)          in no event may Grantee designate, directly or indirectly, the calendar year of any payment to be made hereunder; and

(b)          to the extent the Grantee is a “specified employee” within the meaning of Code Section 409A, payments, if any, that constitute a “deferral of compensation” under Code Section 409A and that would otherwise become due during the first six months following Grantee’s termination of Employment shall be delayed and all such delayed payments shall be paid in full in the seventh month after such termination date, provided that the above delay shall not apply to any payment that is excepted from coverage under Code Section 409A, such as a payment covered by the short-term deferral exception under Code Section 409A.

8.14	Notices

(a)          Notice From Insiders to Secretary of Change in Beneficial Ownership. To the extent Section 16 of the Exchange Act is applicable to the Company, within two business days after the date of a change in beneficial ownership of Shares issued or delivered pursuant to the Plan, each Insider should report to the Secretary of the Company (or his delegate) any such change to the beneficial ownership of the Shares that is required to be reported by such Insider by Rule 16(a)-3 under the Exchange Act. Whenever reasonably feasible, the Insider will provide the Company with advance notification of such change in beneficial ownership.

(b)          Notice to Insiders and Securities and Exchange Commission. To the extent applicable, the Company shall provide notice to any Insider of any “blackout period,” as defined in Section 306(a)(4) of the Sarbanes-Oxley Act of 2002, in any case in which Insider is subject to the requirements of Section 304 of said Act in connection with the “blackout period.”

8.15	Persons Residing Outside of the United States

Notwithstanding any provision of the Plan to the contrary, in order to comply with the Applicable Laws in other countries in which the Company or any of its Affiliates operates or has Employees, the Committee, in its discretion, shall have the power and authority to (a) determine which Affiliates shall be covered by the Plan; (b) determine which Persons employed outside the United States are eligible to participate in the Plan; (c) amend or vary the terms and provisions of the Plan and the terms and conditions of any Incentive Award granted to Persons who reside outside the United States; (d) establish subplans and modify exercise procedures and terms and procedures to the extent such actions may be necessary or advisable; and any such subplans and modifications to the terms and procedures of the Plan that are established under this Section 8.15 shall be attached to the Plan document as appendices; and (e) take any action, before or after an Incentive Award is made, that it deems advisable to obtain or comply with any Applicable Laws or regulatory exemptions or approvals.

8.16	Pre-Clearance Agreement with Brokers

Notwithstanding anything in the Plan to the contrary, no Shares issued pursuant to the Plan will be delivered to a broker or dealer that receives such Shares for the account of an Insider unless and until the broker or dealer enters into a written agreement with the Company whereby such broker or dealer agrees to report immediately to the Secretary of the Company (or other designated Person) a change in the beneficial ownership of such Shares.

8.17	No Restriction on Corporate Action

Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Incentive Award made under the Plan. No Grantee or other Person shall have any claim against the Company, any Affiliate, or the Board or the Committee as a result of any such action.

8.18	Successors to Company

All obligations of the Company under the Plan with respect to Incentive Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

8.19	Miscellaneous Provisions

(a)          No Employee, Outside Director or Consultant or other Person shall have any claim or right to be granted an Incentive Award under the Plan. Neither the Plan, nor any action taken hereunder, shall be construed as giving any Employee, Outside Director or Consultant any right to be retained in the Employment or other service of the Company or any Parent or Subsidiary.

(b)          The expenses of the Plan shall be borne by the Company.

(c)          By accepting any Incentive Award, each Grantee and each Person claiming by or through Grantee shall be deemed to have indicated his complete acceptance of all the terms and conditions of the Plan and the Incentive Agreement.

(d)          The proceeds received from the sale of Common Stock pursuant to the Plan shall be used for general corporate purposes of the Company.

8.20	Severability

If any provision of the Plan or any Incentive Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction as to any Person or Incentive Award, or would disqualify the Plan or Incentive Award under any Applicable Law, such provision shall be (a) construed or deemed amended to conform to Applicable Law or (b) if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Incentive Award, such provision shall be stricken as to such jurisdiction, Person or Incentive Agreement, and thereafter the remainder of the Plan and any such Incentive Agreement shall remain in full force and effect.

8.21	Rules of Construction

The section and other headings contained in the Plan are for reference purposes only and shall not affect the meaning or interpretation of the Plan. Unless the context clearly requires otherwise: (a) words of the masculine gender used herein shall include the feminine and neuter; (b) references to the plural include the singular and to the singular include the plural; (c) the terms “includes” and “including” are not limiting; (d) the term “or” has the inclusive meaning represented by the phrase “and/or”; and (e) any grammatical form or variant of a term defined in the Plan shall be construed to have a meaning corresponding to the definition of the term set forth herein. The terms “hereof,” “hereto,” “hereunder” and similar terms in the Plan refer to the Plan as a whole and not to any particular provision of the Plan.

8.22	Governing Law

The Plan shall be interpreted, construed and constructed in accordance with the laws of the State of Texas, except as may be preempted by Applicable Laws.

8.23	Stockholder Approval

The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

IN WITNESS WHEREOF, the Company has caused this Plan to be duly executed in its name and on its behalf by its duly authorized officer, on this ______ day of ___________ 2016, to be effective as of the Effective Date.

InterOil Corporation

By:

Name:

Title:

APPENDIX “F”

POLICY ON DISCLOSURE CONTROLS AND PROCEDURES

InterOil Corporation

Disclosure Controls and Procedures

OVERVIEW

InterOil Corporation (the Company) has adopted, and the Disclosure Controls and Procedures Committee has approved, the following Disclosure Controls and Procedures, as such term is defined in Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, (Procedures) in order to assist the Company in complying with its continuous disclosure obligations under the rules of the New York Stock Exchange (NYSE) as well as applicable Canadian and U.S. federal securities laws. The Procedures are designed to ensure that information required to be disclosed by the Company in reports that it files with the U.S. Securities and Exchange Commission (SEC) and Canadian securities regulators is (a) recorded, processed, summarized and reported, within the time periods specified by the SEC’s and Canadian securities regulators rules and forms, and (b) accumulated and communicated to the Company’s management, including its Chief Executive Officer, Chief Financial Officer and General Counsel (the Senior Officers), as appropriate to allow timely decisions regarding required disclosure. This overview summarizes the content of each section of the Procedures and, where applicable, identifies the officer of the Company in charge of the disclosure procedures covered by such section.

1.	Disclosure Controls and Procedures Committee

Primary Responsibility — Chief Financial Officer, as Chair of the Committee

The Company maintains a Disclosure Controls and Procedures Committee (Committee). The membership, responsibilities and activities of the Committee are described in Section 1 and in the Committee’s Charter.

2.	Disclosure Coordinators

The following officers, who are delegated responsibility by the Committee for coordinating the Company’s public reporting and disclosure controls, are referred to in these Procedures as the Disclosure Coordinators. The Disclosure Coordinators and their primary area of responsibility are:

General Manager - Finance — Annual Information Form (jointly) financial information and Management’s Discussion & Analysis (MD&A).

Senior Vice President - Investor Relations —press releases, analyst calls, institutional briefings and all other disclosures.

General Counsel — Annual Report, Annual Information Form (jointly) and the Management Information Circular.

Senior Vice President – Upstream – drilling reports and all other technical exploration releases.

The Disclosure Coordinators are responsible for assisting the Company’s Senior Officers in their oversight responsibilities of the Company. See Section 2 for further details regarding the Disclosure Coordinators.

3.	Detailed Time Schedules and Assignment of Responsibilities

Primary Responsibility — Disclosure Coordinators

For annual and quarterly financial statements and the related MD&A, and each Form 40-F, Form 6-K, Annual Report, Management Information Circular, Annual Information Form and other similar filings filed by the Company with the SEC or Canadian securities regulators, the Disclosure Coordinators prepare and circulate, as far in advance of the applicable filing deadline as possible, a detailed time and responsibility schedule. Guidelines regarding the contents and distribution of this time schedule are included in Section 3.

The Company requires specified groups of employees to be aware of the nature and scope of, and affirmatively assist the Company in discharging, its public reporting obligations. For this purpose, the Company has appointed disclosure “point persons,” with whom persons within the Company may raise possible disclosure issues. In addition, the Company may assign to various individuals specific responsibility for preparing on an initial basis, or reviewing, all or specified portions of the Company’s regular public disclosures. Section 4 describes these responsibilities and the process for making them known within the Company.

4.	Disclosure Guidelines

Primary Responsibility — General Counsel

The Company maintains a Disclosure Policy, attached as Exhibit I, as well as written guidelines intended to assist the Company’s employees in determining the types of information that needs to be disclosed (the Disclosure Guidelines). Section 5 describes the types of Disclosure Guidelines the Company maintains. The current general Disclosure Guidelines are attached as Exhibit II.

5.	Internal Accounting Controls

Primary Responsibility — General Manager - Audit

The Company maintains a policy regarding the implementation and maintenance of Internal Controls (as defined in Section 8). A copy of that policy is attached as Exhibit III.

6.	Internal Disclosure Certifications

Primary Responsibility — General Counsel

The Company requires financial certifications from specified persons within the Company in connection with the filing of each report that includes financial statements with the NYSE, SEC or Canadian securities regulators. Section 6 describes the certifications that are required.

7.	Outside Advisor Review

Primary Responsibility (Legal) — General Counsel

Primary Responsibility (Finance) —General Manager - Finance

Before filing annual and quarterly financial statements and the related MD&A, and each Form 40-F, Form 6-K, Annual Report, Management Information Circular, Annual Information Form and other similar filings filed by the Company with the SEC or Canadian securities regulators, the document is reviewed by the Company’s independent auditors (in the case of annual financial statements and, to the extent required by applicable laws or otherwise necessary ,other filings) by outside securities counsel, and representatives of the Company have the opportunity to specifically discuss with these advisors any significant matters affecting the Company’s periodic reports. Guidelines regarding the outside advisor review process are included in Section 7.

8.	Management Team Review of Disclosure Issues

Primary Responsibility — Chief Financial Officer

At least once per quarter (and, if possible, prior to the public release of earnings for the prior quarter), the Company’s Chief Financial Officer will coordinate a global conference call of all strategic business unit general managers and business unit controllers to address specifically the Company’s reporting obligations under the rules of the NYSE and applicable Canadian and U.S. federal securities laws, and to invite discussion regarding any potential disclosure issues. The strategic business unit general managers and controllers are responsible for financial reporting for their respective internal processes.

9.	Quarterly Review of Disclosure Controls

Primary Responsibility — Chief Executive Officer and Chief Financial Officer

In order to complete the annual and quarterly certifications to be made in connection with the Company’s reporting obligations under the rules of the NYSE and applicable Canadian and U.S. federal securities laws, the Company’s Chief Executive Officer and Chief Financial Officer, assisted by the Disclosure Coordinators and other Company employees under their supervision as determined by them to be necessary or appropriate, will engage in a quarterly review of the Company’s Procedures. Guidelines regarding the review process are included in Section 8.

10.	Interplay with Business Principles

Primary Responsibility — General Counsel

The Company’s Disclosure Policy and Code of Ethics and Business Conduct highlight the importance of accurate and timely disclosure in the Company’s reports filed with the NYSE, SEC and Canadian securities regulators. The Disclosure Policy and Code of Ethics and Business Conduct provide that employees may be called upon to provide information necessary to assure that the Company’s public reports are complete, fair and understandable and that the Company expects all employees to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements. In addition, as described in Section 4, specified employees must report possible disclosure issues to the individual designated in these Procedures as responsible for the gathering, assessment and possible reporting of the information at issue.

Section 1 - DISCLOSURE CONTROLS AND PROCEDURES COMMITTEE

1.	Committee

The Committee is responsible for all regulatory disclosure requirements and for overseeing the Company’s disclosure practices. The composition, organization and responsibilities of the Committee is described in the Disclosure Committee Charter.

The members of the Committee at the date of the adoption of these Disclosure Controls and Procedures are the holders of the following offices (or their delegates):

The Chief Financial Officer (Chair)

The General Counsel

The Chief Operating Officer

SVP – Investor Relations

SVP – Upstream

General Manager – Audit

General Manager – Finance (Secretary to the Committee)

A quorum is five (5) members or their delegates.

The Senior Officers at their option may at any time assume any or all of the responsibilities of the Committee identified in the Charter and under these Disclosure Controls and Procedures. The actions of the Senior Officers upon assumption of any such responsibilities of the Committee will be deemed to be actions of the Committee.

2.	Process

Meetings

In connection with the preparation and review of the Company’s financial statements, earnings press release and related materials, the Committee shall meet as frequently as necessary. The Chairman of the Committee may call a meeting of its members at any time as such person determines is necessary or appropriate.

Press Release Review

All Company press releases (other than earnings releases which are reviewed as described in the Disclosure Policy attached hereto as Exhibit I) will be reviewed by at least two members of the Committee, at least one of whom is either the General Counsel or, in his absence, the Chief Financial Officer, and/or the Senior Officers, as it may not be practicable to have full Committee review for each routine, business-related release. In addition, all such releases are required to be reviewed by the committee of Board of Directors tasked with reviewing all such releases and, where the General Counsel determines, by external Counsel.

Reporting to Chief Executive Officer

Before the Company’s annual and quarterly financial statements and the related MD&A, and each Form 40-F, Form 6-K, Annual Report, Management Information Circular, Annual Information Form and other similar filings filed by the Company with the SEC or Canadian securities regulators is finalized, a representative of the Committee will report to the Chief Executive Officer regarding the Committee’s deliberations, activities and disclosure recommendations sufficiently prior to the filing or distribution of the final document for the Chief Executive Officer to satisfy him or her as to the adequacy of the process and to provide input on disclosure.

Section 2 - DISCLOSURE COORDINATORS

1.	Selection

The Disclosure Coordinators are selected from time to time by the Committee with input from the Senior Officers, on the basis of their familiarity with particular aspects of the Company’s public disclosures and reporting matters or on their ability to effectively monitor and coordinate such disclosures and reporting based on their positions within the Company. Generally, the Company will have a separate Disclosure Coordinator for (a) financial information and MD&A issues, (b) press releases, analysts conferences and related disclosures and (c) other Company disclosure issues.

2.	Responsibilities

Each Disclosure Coordinator is responsible, within his or her area of expertise, for:

•	monitoring the status of the Company’s Disclosure Controls generally;

•	serving as a “point person” for personnel to communicate issues or information that could impact the company’s public disclosures;

•	updating this Disclosure Controls manual from time to time as necessary or appropriate;

•	the Company’s annual and quarterly financial statements and the related MD&A, and each Form 40-F, Form 6-K, Annual Report, Management Information Circular, and Annual Information Form, preparing and circulating a detailed time schedule; circulating the Disclosure Policy to those reviewing the document; soliciting input from senior management on the assignment of tasks/responsibilities in connection with the preparation of the filing (and periodically updating and informing employees about those assignments); and following up with others to make sure that assigned tasks have been completed on a timely basis and making sure that the document is filed on a timely basis;

•	keeping informed regarding all of the Company’s public disclosures; and

•	documenting the Company’s disclosure processes generally (e.g. records of Committee meetings and maintenance of reporting checklists as appropriate).

3.	Coordination between Investor Relations and Corporate Development

The Disclosure Coordinators are responsible for consulting with each other and keeping each other informed with the goal of ensuring that there is consistency and accuracy regarding information being provided by the Company to the public, securities professionals, employees and others and that the Company is properly discharging its public disclosure obligations.

Section 3 - DETAILED TIME SCHEDULES

1.	Contents

The schedule for the Company’s annual and quarterly financial statements and the related MD&A, and each Form 40-F, Form 6-K, Annual Report, Management Information Circular, and Annual Information Form should contain a reasonably detailed timetable of the tasks required in connection with the preparation, review and filing or submission of the applicable document. Each schedule should provide for the circulation of drafts well in advance of filing/submission deadlines and allow a reasonable period of time for review, comment and redrafting, taking into account all of the people who will be involved. The schedule should also incorporate and allow sufficient time for (a) review by, and meetings of or with, (i) the Committee, (ii) outside advisors, and (iii) the Audit Committee and Board of Directors and (b) the Chief Executive Officer and Chief Financial Officer to evaluate the effectiveness of the Company’s Procedures as a basis for the required Chief Executive Officer and Chief Financial Officer certifications.

The schedule should clearly identify which people within the organization will be responsible for preparing and reviewing the filing or specific portions thereof to be made with the NYSE, SEC or Canadian securities regulators. The schedule should also make it incumbent upon those with specific reporting responsibilities to, in turn, make sure that people on whom they are relying understand what will be required of them. See Section 4 for information regarding the assignment of responsibilities.

2.	Dissemination

Each schedule should be circulated, as far in advance of the applicable filing/submission deadline as possible, to each individual within the Company who is responsible for preparing or reviewing any portion of the applicable filing.

Section 4 - ASSIGNMENT OF RESPONSIBILITIES

1.	Assignment of General Responsibility to Make Information Known

Specified employees of the Company, as selected by the General Counsel from time to time, are specifically responsible for bringing information to the attention of an appropriate person within the Company as quickly as possible regarding any event, matter or issue that may impact the Company’s public disclosures. This includes information regarding matters that have actually happened and those that are just possibilities. These employees are instructed to raise any such information with an identified “point person” or with their respective direct supervisor (who is then responsible for forwarding the information to a point person).

The employees designated by the General Counsel to have the responsibilities described above are selected to represent a broad range of responsibilities within the Company and to reflect those who are most likely to possess information that might impact the Company’s public disclosures. Currently, the designated employees are:

•	All senior management members; and

•	All business unit general managers and controllers.

At least annually, the Company will circulate to the persons identified above (a) a memorandum describing their responsibility for the Company’s public disclosures generally, (b) a list of those individuals within the Company who are designated as “point persons,” with whom the Company personnel may raise disclosure issues (the Point Person List), and (c) a copy of the Company’s then-current Disclosure Guidelines described in Section 5 and attached hereto as Exhibit II).

2.	Assignment of Specific Responsibility for Periodic Disclosures

Attached hereto as Exhibit IV is a detailed list of those individuals within the Company who are responsible for preparing on an initial basis, or reviewing, all or specified portions of the Company’s regular, periodic and informal public disclosures (the Filing Responsibility List).

3.	Updating

The Disclosure Coordinators will, from time to time as they determine necessary or appropriate, review with members of senior management the assignment of responsibilities for public disclosure issues within the Company to determine whether any additions, deletions or other modifications would be advisable (whether due to personnel changes within the Company or changes in the nature of the Company’s business, operations or processes).

Section 5 - DISCLOSURE GUIDELINES

1.	Forms of Disclosure Guidelines

The Company will maintain general Disclosure Guidelines designed to apprise a wide audience within the organization of the Company’s disclosure obligations (as relevant to the wide group of Company employees) and the types of matters and issues that should be identified and raised with Company personnel designated as “point persons” for the Company’s public disclosures. In addition, the Company may, in the discretion of the General Counsel, develop and distribute the following additional Disclosure Guidelines:

•	Annual Information Form Disclosure Guidelines, designed to provide those within the organization responsible for reviewing the Company’s Annual Information Form, Form 40-F and Annual Report to Shareholders information regarding the basic disclosure requirements for those documents, and

•	Management Information Circular Disclosure Guidelines, designed to provide those within the organization responsible for reviewing the Company’s Management Information Circular information regarding the basic disclosure requirements for those documents.

2.	Preparation of Disclosure Guidelines

The General Counsel and Chief Financial Officer are responsible for the preparation and periodic updating of the Disclosure Guidelines.

3.	Use of Disclosure Guidelines

The Disclosure Guidelines are intended to be used as follows:

•	the general Disclosure Guidelines should be disseminated (a) to the persons identified in Section 4 periodically, and at least once every year, to remind a wide group of employees of the Company’s disclosure obligations and those employees’ role in meeting those obligations, and (b) to those responsible for reviewing the Company’s quarterly financial statements and related MD&A, along with the time/responsibility schedule for that document, and

•	if prepared, the Annual Information Form and Management Information Circular Disclosure Guidelines should be disseminated with the time/responsibility schedule for the applicable document.

4.	Disclosure Guidelines

Exhibit II includes the Company’s current general Disclosure Guidelines.

Section 6 - INTERNAL CERTIFICATIONS

In connection with the filing of each regulatory report with the SEC or Canadian securities regulators that includes financial statements, each strategic business unit General Manager and their respective controllers or accountants must certify in writing as to the adequacy and accuracy of the financial statements of their business unit, subject to specific contrary disclosures made to the Chief Financial Officer or Controller of the Company. The form of the certification is prepared on a quarterly basis by the Controller, and may vary from period to period based on applicable accounting standards, particular issues impacting the Company or other matters as determined by the Controller.

Section 7 - EXTERNAL ADVISOR REVIEW PROCESS

Before filing annual and quarterly financial statements and the related MD&A, and each Form 40-F, Form 6-K, Annual Report, Management Information Circular, Annual Information Form and other similar filings filed by the Company with the SEC or Canadian securities regulators, together with all information to be otherwise released to the market in written form will be reviewed before filing by (a) the Company’s independent auditors (in the case of annual financial statements and to the extent required by applicable laws, other filings), and the General Manager - Finance or his or her designee is responsible for obtaining that review; and (b) by the Company’s primary outside securities counsel, and the General Counsel or his designee is responsible for obtaining that review. In addition, the General Counsel will consider whether specified portions of the document should be reviewed by other Company counsel, such as environmental or litigation disclosure, based on the nature of the matters being handled by such other Company counsel.

In connection with each such filing, the representatives of the Company charged with obtaining outside advisor review of the document will specifically discuss with the advisors any significant matters affecting the Company’s periodic reports.

Possible Topics to be Addressed

Topics that could be addressed with the external auditors include, among others:

•	off-balance sheet arrangements;

•	critical accounting policies;

•	the effect of new accounting pronouncements and disclosure requirements;

•	quantitative and qualitative disclosures regarding market risk;

•	significant accounting estimates (particularly those requiring management to make assumptions or judgments);

•	income recognition and expense issues;

•	derivative transactions;

•	any unresolved matters raised in management letters received from the auditors; and

•	any accounting policies of the Company that may differ from industry standards or which have been the subject of public or regulatory focus by the SEC, Canadian securities regulators or other applicable agency.

Topics that could be addressed with outside counsel include, among others:

•	new disclosure requirements;

•	areas of particular focus of the SEC, Canadian securities regulators or other applicable agency;

•	the general marketplace environment;

•	regulatory matters; and

•	recent developments in corporate governance, disclosure practices and the general legal environment.

Section 8 - QUARTERLY REVIEW OF DISCLOSURE CONTROLS

Process

As of the end of each fiscal quarter, or other period covered by the Company’s quarterly financial statements, an evaluation of the effectiveness of the design and operation of the Procedures will be conducted by the Chief Executive Officer and Chief Financial Officer (with the assistance of the Disclosure Coordinators and other Company employees under their supervision, to the extent determined by either of them to be necessary or appropriate).

Scope

The evaluation of the Procedures should normally include the following (subject to modification in the discretion of the person or persons completing the evaluation based on the particular facts and circumstances then existing):

•	confirming that the agreed upon steps for preparing the quarterly or annual financial statements, related MD&A or other periodic report that is to be filed were completed in a timely manner consistent with the Procedures that the Company has developed;

•	confirming that all of the participants in the disclosure preparation process performed their responsibilities in a thorough manner;

•	confirming that nothing came to light after the last quarterly or annual financial statements, related MD&A or other periodic report was filed that should have been discussed in such quarterly or annual financial statements, related MD&A or other periodic report, or should have been included as an exhibit to such document, and was not;

•	confirming that there has not been any employee fraud or accounting or record keeping irregularities;

•	consulting with business unit controllers or accounting staff as to whether they have any concerns or suggestions regarding the disclosure process or Internal Controls (defined below) and confirming that they are not aware of any actual or anticipated changes in Internal Controls or in other factors that could significantly affect Internal Controls;

•	as necessary or appropriate, consulting with external advisors involved in the process, such as outside counsel and the Company’s independent auditors, as to whether they have any concerns or suggestions regarding the Company’s disclosure process or Internal Controls;

•	making similar inquiry of the Company staff responsible for coordinating the process (including, for example, as to whether they encountered any resistance from participants in the process); and

•	confirming that work papers supporting the tabular information and other financial data included in the quarterly or annual financial statements, related MD&A or other periodic report were prepared and checked against the final document.

Internal Control Over Financial Reporting

In connection with the quarterly review of the Procedures, management will also conduct a review to determine if there has been any change in the Company’s internal control over financial reporting, as defined in Rule 13a-15(f) of the U.S. Securities Exchange Act of 1934, (“Internal Controls”) during the fiscal quarter being reviewed that has materially affected, or is reasonably likely to materially affect, the Company’s Internal Controls.

The Company’s Internal Controls are the processes designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s Internal Controls include the Company’s policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The Company’s management will annually assess the effectiveness of the Company’s Internal Controls as of the end of the Company’s most recent fiscal year. The Company’s management will identify and prepare a report on any material weaknesses in the Company’s internal controls identified by such assessment.

Exhibit I—Disclosure Policy

InterOil Corporation

Disclosure Policy

Objective and Scope

InterOil Corporation is committed to providing timely, complete and accurate information about InterOil Corporation and its subsidiaries (collectively referred to as the Company), and their respective businesses, operations, assets, liabilities and commitments, to the public consistent with all applicable legal and regulatory requirements. The objective of this Disclosure Policy is to maintain the confidentiality of material information relating to the Company and to ensure that communications to the investing public about the Company are:

•	Timely, factual, clear and accurate; and

•	Broadly disseminated in accordance with all applicable legal and regulatory requirements. This Disclosure Policy covers disclosures in:

•	Documents filed with Canadian securities regulators and the U.S. Securities and Exchange Commission (SEC);

•	Financial and non-financial disclosure, including management’s discussion and analysis (MD&A) and written statements made in the Company’s annual and quarterly reports;

•	News releases;

•	Interviews with the media;

•	Letters to shareholders’

•	Communications with analysis and investors;

•	Presentations by senior management;

•	Oral statements made in meetings;

•	Speeches, press conferences and conference calls;

•	Information contained on the Company’s website and

•	Other electronic communications.

This Disclosure Policy takes into consideration the rules of the New York Stock Exchange (“NYSE”) and Canadian and U.S. federal securities laws governing corporate disclosures and confidentiality, including: Canadian Securities Regulators National Policy 51-201 Disclosure Standards, “Canadian Securities Regulators Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and Part XXIII.1 of the Securities Act (Ontario) regarding civil liability for misrepresentation in continuous disclosure documents and for failure to make timely disclosure of material changes. The Company’s rules regarding trading by employees, consultants, officers and directors are contained in the Company’s Insider Trading Policy.

Communication, Education and Enforcement

This Disclosure Policy extends to and will be distributed to all directors, officers, employees and consultants of the Company (collectively referred to as the Policy Participants). The Disclosure Policy is also posted on the Company’s internal website. New Policy Participants will be provided with a copy of this Disclosure Policy and educated about its importance, and any changes to this Disclosure Policy will be communicated to all of the Policy Participants.

Those Policy Participants who are, or may be, involved in making decisions under this Disclosure Policy will be educated about the importance of this Disclosure Policy and are required to understand its relevance to ensure compliance with applicable laws and regulations.

The Company has established a Disclosure Controls and Procedures Committee (the Committee) which is responsible for all regulatory disclosure requirements and for overseeing the Company’s disclosure practices. The Committee is also responsible for educating the Policy Participants about the matters contemplated by this policy. It is essential that the Committee be kept fully apprised of all pending material Company developments in order to evaluate and discuss those events to determine the appropriateness and timing for public release of information. If it is determined that material information should remain confidential, the Committee will determine how that information will be controlled.

No public disclosure of any material information in respect of the Company is to be made by any Policy Participant, whether by way of news release, public oral statements or filings with the securities regulatory authorities or otherwise, EXCEPT in strict compliance with this policy. If you believe that any material non-public information has been improperly disclosed or if you have any questions regarding this policy, you should contact the General Counsel of the Company.

Meaning of Material Information

"Material Information" consists of both "material facts" and "material changes". A "material fact" means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the securities of the Company. A "material change" means a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Company, and may in some cases include a decision made by the board to implement such a change.

There is no simple bright-line standard or test for determining materiality of information. On an ongoing basis, the Committee, along with the Company’s Chief Executive Officer and Chief Financial Officer, will assess potential disclosure items and will make these known throughout the Company. When assessing whether any particular matter should be disclosed, the Committee will look at a number of factors including the nature of the information itself, the volatility of the Company’s securities and prevailing market conditions. Any Policy Participant that becomes aware of information that has the possibility of being material information must immediately disclose that information to the Committee.

Examples of some types of events or information regarding the Company that can be material are listed on the attached Schedule A.

Principles of Disclosure of Material Information

In complying with the Company’s disclosure obligations under applicable laws and stock exchange rules with respect to any material information, the Company will adhere to the following basic disclosure principles:

•	All information disclosed by the Company will be factual, clear and succinct. Disclosure will avoid over-technical language and will contain sufficient quantitative information to allow investors to evaluate its relative importance.

•	Material changes will be publicly disclosed promptly via news release, unless the Committee determines to make a confidential material change report as set forth below.

•	Disclosure must include any information the omission of which would make the rest of the disclosure misleading (half-truths are misleading).

•	Disclosure should be balanced and fair. Unfavourable material information must be disclosed as promptly and completely as favourable information.

•	There must not be selective disclosure. Previously undisclosed material information must not be disclosed to selected individuals (for example, in an investor meeting or during a telephone conversation with an analyst). If previously undisclosed material information is inadvertently disclosed, this information must be publicly disclosed immediately via news release. See – Selected Disclosure.

•	Disclosure should be consistent among all audiences, including the investment community, the media, customers and employees.

•	Disclosure on the Company’s website alone does not constitute adequate disclosure of material information.

•	Disclosure must be corrected immediately if the Company learns that earlier disclosure contained a material error at the time it was made.

Material Change Reports

Securities laws in Canada require a Company to file a material change report with the appropriate securities commissions as soon as possible and in any event within ten days of the date on which the material change occurred. In certain circumstances, the Committee may determine that disclosure of material information would be unduly detrimental to the Company (for example, if release of the information would prejudice negotiations in a corporate transaction), in which case the information will be kept confidential until the Committee determines it is appropriate to publicly disclose. Where the decision has been made by the Committee to keep a material change confidential, the Company will file a confidential material change report within ten days of the material change with the appropriate securities commissions. When the Company files a confidential material change report, it must advise the Canadian securities regulators in writing that the report should remain confidential within ten days of the filing of the initial report and every ten days thereafter until the material change is publicly disclosed. At any time when material information is withheld from the public, the Company is under a duty to take precautions to keep such information completely confidential and shall not disclose such information except as is necessary in the course of business and only to individuals that are aware of the necessity to keep such information confidential.

If the making of a document or contract constitutes a material change then the Company must file a copy of the document or contract with the securities regulators not later than the time it files the material change report related thereto. If an executive officer of the Company has reasonable grounds to believe that disclosure of certain portions of the contract would be seriously prejudicial to the interests of the Company or violate confidentiality provisions, the Company may file the contract with those certain provisions omitted.

Maintaining Confidentiality

Any Policy Participant who has knowledge of confidential information about the Company or its affairs is prohibited from communicating such information to anyone else, unless it is necessary to do so in the course of business. Efforts will be made to limit access to confidential information to only those who need to know the information, and those persons will be advised that the information is to be kept confidential.

Outside parties privy to undisclosed material information concerning the Company should be told that they must not divulge such information to anyone else, other than as is necessary in the course of business, and that they may not trade in the Company’s securities until the information is publicly disclosed. From time to time, such outside parties will be asked to confirm their commitment to non-disclosure in the form of a written confidentiality agreement.

To prevent the misuse or inadvertent disclosure of material information, the following procedures should be observed at all times:

•	Documents and files containing confidential information should be kept in a safe place, with access restricted to individuals who “need to know” that information as is necessary in the course of business. Code names should be used if necessary.

•	Confidential matters should not be discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis.

•	Confidential documents should not be read or displayed in public places and should not be discarded where others can retrieve them.

•	Employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office.

•	Transmission of documents by electronic means, such as by fax, e-mail or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions.

•	Unnecessary copying of confidential documents should be avoided and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed.

•	Access to confidential electronic data should be restricted through the use of passwords. Designated Spokespersons

Designated Spokespersons

The Company designates a limited number of spokespersons with authority to communicate with the investment community, regulators and the media. Unless otherwise authorized by the Committee, only the Company’s Chief Executive Officer, Chief Financial Officer and the Senior Vice President Investor Relations are authorized as official spokespersons for the Company to make public oral statements or initiate contacts with analysts, the media and investors.

Employees who are not authorised spokespersons must not respond under any circumstances to inquiries from the investment community, the media, an analyst, an investor or any other member of the public on the business and affairs of the Company. However, an official spokesperson may, from time to time, designate others within the Company with authority to speak on behalf of the Company as backups or to respond to specific inquiries. All such other inquiries are to immediately be referred to the Senior Vice President Investor Relations or another member of the Committee.

News Releases

Once the Committee determines that a development is material, it will either authorize the issuance of a news release in accordance with the Disclosure Controls and Procedures of the Company or determine that such development must remain confidential for the time being. If a development is to remain confidential and keeping such information confidential is permitted under applicable NYSE rules and regulations and Canadian and U.S. federal securities laws, appropriate confidential filings may have to be made and control of the inside information must be instituted.

News releases containing earnings guidance and financial results must be reviewed by the Audit Committee of the Board of Directors prior to issuance.

If material information is to be released shortly before the market open, during trading hours on the NYSE or shortly after the market has closed (4:00 p.m. to 5:00 p.m.) (collectively, Market Hours), the Senior Vice President Investor Relations or the General Counsel will provide pre-notification to the market surveillance department of the NYSE via telephone prior to the release of the news release disclosing material information. The NYSE should also be provided with a copy of the news release. If the NYSE is open for trading, the Company will provide the NYSE sufficient time to enable a trading halt, if deemed necessary by the NYSE.

News releases should be disseminated through an approved news wire service that provides simultaneous Canadian and U.S. national distribution. News releases should be posted on the Company’s website immediately after confirmation of dissemination over the news wire.

Selective Disclosure

Regulators of securities markets have become increasingly concerned about “selective disclosure”. This has been seen most frequently in examples of disclosures of material information to analysts or institutional investors, but not to the market as a whole. The Company is committed to ensuring that all disclosures are made equally to all interested parties. Undisclosed material information will not be selectively disclosed to anyone except in the necessary course of business. Selected disclosure to analysts, institutional investors, other market professionals and members of the press and other media will not be considered to be in the necessary course of business.

If material information is disclosed inadvertently in a selective forum, the Company will immediately issue a news release to fully disclose that information and will give the NYSE prior notice if released during Market Hours. The General Counsel must be contacted immediately upon the unintentional selective disclosure of material information.

Conference Calls

Conference calls will be held for quarterly and annual earnings and major corporate developments, accessible simultaneously to all interested parties, some as participants by telephone and others in a listen-only mode by telephone or via a webcast over the internet. Each call will be preceded by a news release containing all relevant material information.

The Company will provide advance notice of each conference call and webcast by issuing a news release announcing the date, time and topic and providing information on how interested parties may access the call and webcast. These details should also be provided on the Company’s website. In addition, the Company may send invitations to analysts, institutional investors, the media and others invited to participate.

Company officials participating in the conference call may meet before the call and where practical, statements and responses to anticipated questions should be scripted in advance and reviewed by the appropriate Company personnel for accuracy and content. At the beginning of the call, a Company spokesperson will provide appropriate cautionary language with respect to any forward-looking information and direct participants to publicly available documents containing the assumptions, sensitivities and a full discussion of the risks and uncertainties.

An archived audio webcast and/or transcript should be made available on the Company’s website for a minimum of 90 days.

Rumors and Unusual Market Activity

The Company does not comment, affirmatively or negatively, on rumors. Subject to the requirements of the NYSE, the Company’s spokespersons will respond consistently to any rumors, saying, “It is our policy not to comment on market rumors or speculation.” If the Company becomes aware of a rumor or report regarding material information, whether true or false, the Senior Vice President Investor Relations or the General Counsel may consult with outside securities counsel for guidance. If any of the Company, the NYSE, the SEC or a Canadian securities regulator believes a statement in response to a rumor or unusual market activity is warranted, the Committee will consider the matter and make the appropriate recommendation to the Chief Executive Officer. If the rumor is true in whole or in part, this may be evidence of a leak, and may warrant a news release disclosing the relevant material information.

Contact with Analysts, Investors and the Media

The Company recognizes that meetings with analysts and significant investors are an important element of its investor relations program. The Company will meet with analysts and investors individually or in small groups as needed and will initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this Disclosure Policy. All analysts will receive fair treatment regardless of whether they are recommending buying or selling the Company’s securities. In response to questions, the Company will not disclose significant data, including financial information such as sales and profit figures and reserve estimates, to analysts, institutional investors and other market professionals selectively.

Reviewing Analyst Reports and Financial Models

Upon request, the Company may review analysts’ draft research reports or financial models solely for the factual accuracy based on publicly disclosed information. The Company will not comment on, confirm, or attempt to influence, an analyst’s opinions or conclusion and will not express guidance or comfort with the analyst’s financial model and earnings estimates. In order to avoid appearing to "endorse" an analyst's report or model, the Company will provide its comments orally or will attach a disclaimer to written comments to indicate the report was reviewed only for factual accuracy.

Analyst reports are proprietary products from the analyst's firm and re-circulating a report may be viewed as an endorsement by the Company of the report. As such, the Company will not distribute analyst's research reports, including posting such reports on the Company's website.

Forward-Looking Information

A consistent approach to disclosure of forward-looking information is important. If the Company elects to disclose forward-looking information in continuous disclosure documents, speeches, conference calls or otherwise, it shall attempt to ensure that it has a reasonable basis for making such statements and include with their forward-looking statements as appropriate statements of risks and cautionary language.

Should the Company provide such forward-looking information, the following guidelines will be observed:

•	The information will be clearly identified as forward-looking.

•	The Company will identify the material assumptions used in the preparation of the forward-looking information.

•	The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause actual results to differ materially from those projected in the forward-looking information.

•	The information may be accompanied by supplementary information such as a range of reasonably possible outcomes or a sensitivity analysis to indicate the extent to which different business conditions may affect the actual outcome.

•	The information shall clearly indicate that it is the Company’s practice not to update or revise the forward-looking information, whether as a result of new information, future events or otherwise.

Providing Guidance

To promote compliance with the securities laws, it is the Company’s general policy not to provide formal or informal guidance, whether direct or indirect, to market professionals or shareholders with respect to earnings or other material financial projections except as part of the regular, quarterly press releases and subsequent conference calls. The Company will not confirm prior guidance as this is the same as issuing updated guidance.

If the Company has determined that it will be reporting results materially below or above publicly held expectations, it may decide to disclose this information in a news release to enable discussion without risk of selective disclosure. See – Forward-Looking Information.

Quiet Periods

To avoid the potential for selective disclosure or even the perception or appearance of selective disclosure, the Company will observe quiet periods prior to quarterly earnings announcements or when material changes are pending. Regular quiet periods will commence on the first day following the end of a fiscal quarter and end with the issuance of a news release disclosing results for the fiscal quarter just ended.

As a general rule, during a quiet period, the Company will explicitly decline to make any substantive comments or answer any questions regarding any period for which results have not been publicly reported or any trends in the current state of our business.

Disclosure Record

The Chief Financial Officer will maintain a five year record of all public information about the Company, including continuous disclosure documents, news releases, analyst’s reports, newspaper articles, transcripts or tape recordings of conference calls or other electronic recordings of conference calls and debriefing notes.

Website

The Senior Vice President Investor Relations is responsible for coordinating the updating of the investor relations section of the Company’s website, and for monitoring all Company information placed on the website to ensure that it is accurate, complete, up-to-date and in compliance with relevant securities laws. All documents filed on EDGAR or SEDAR should be concurrently posted to the Company’s website and will be maintained on the website for a minimum of two years. The Committee must approve all links from the Company website to third party websites.

Disclosure on the Company’s website alone does not constitute adequate disclosure of information that is considered material non-public information. Any disclosure of material information on the website will be preceded by the issuance of a news release.

Chat Rooms and Bulletin Boards

In accordance with this Disclosure Policy, Policy Participants are prohibited from participating in internet chat rooms, bulletin boards or newsgroup discussions on matters pertaining to the Company’s activities or its securities. Policy Participants must advise the Senior Vice President Investor Relations or the General Counsel if they are aware of any discussion of information regarding the Company in a chat room, newsgroup or bulletin board.

SCHEDULE A

Examples of Material Information

(a)	Changes in Company Structure:

•	changes in ownership of securities that may affect control of the Company;

•	changes in corporate structure, such as major reorganizations, amalgamations, or mergers; and

•	take-over bids, issuer bids, or insider bids.

(b)	Changes in Capital Structure

•	the public or private sale of additional securities;

•	planned repurchases or redemptions of securities;

•	planned splits of shares or offerings of warrants or rights to buy shares;

•	any consolidation of securities or securities exchange;

•	changes in dividend or distribution payments or policies; and

•	material modifications to rights of security holders.

(c)	Changes in Financial Results

•	a significant increase or decrease in near-term earnings prospects;

•	unexpected changes in financial results for any periods;

•	shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write-downs; and

•	significant changes in value or composition of the Company’s assets.

(d)	Changes in Business and Operations

•	significant resource discoveries;

•	significant oil and gas exploration success or failure;

•	any development that affects the Company’s resources, technology, products or markets;

•	a significant change in capital investment plans or corporate objectives;

•	major labour disputes or disputes with major contractors or suppliers;

•	significant new contracts, products, patents, or services or significant losses of contracts or business;

•	a significant environmental incident;

•	changes in the board of directors or executive management, including the departure of the Company’s Chief Financial Officer, Chief Executive Officer or President (or persons in equivalent positions);

•	the commencement of, or developments in, material legal proceedings or regulatory matters;

•	waivers of corporate ethics and conduct rules for officers, directors, and other key employees;

•	any notice that reliance on a prior audit is no longer permissible; and

•	de-listing of the Company’s securities or their movement from one quotation system or exchange to another.

(e)	Acquisitions and Dispositions

•	significant acquisitions or dispositions of assets, property or joint venture interests; and

•	acquisitions of other companies, including a take-over bid for, or merger with, another corporation.

(f)	Changes in Credit Arrangements

•	the borrowing or lending of a significant amount of money (i.e. credit facilities);

•	any mortgaging or encumbering of the Company’s assets;

•	defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors; and

•	significant new credit arrangements.

The list above is not exhaustive and is not a substitute for the Company exercising its own judgment in making a materiality determination

Exhibit II—Disclosure Guidelines

InterOil Corporation

General Disclosure Guidelines

The employees of InterOil Corporation (the Company) may be called upon to provide information necessary to assure that the Company’s public reports are complete, fair and understandable. The Company expects all employees to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements. In addition, it is the Company’s policy that, if any employee becomes aware of a matter that may require disclosure to the Securities or Exchange Commission (SEC) or Canadian securities regulators as described in these Disclosure Guidelines, that employee must report the matter to a “point person” designated as responsible for the gathering, assessment and possible reporting of the information or, if that employee does not feel comfortable raising the issue with a point person then to his or her supervisor (who then has the responsibility to report the matter to a point person).

The following are guidelines regarding the types of events, matters and issues, whether they have already actually happened or are just a possibility, that may impact the Company’s public disclosures, whether by requiring new disclosure or causing the Company to change prior disclosure. If you have any information about such an event, matter or issue, you must bring it to the attention of an appropriate person within the Company as quickly as possible. Please review these Disclosure Guidelines carefully, as they require that certain types of matters be reported immediately to the appropriate Company personnel.

These Disclosure Guidelines are intended to supplement the Company’s Disclosure Policy.

General Obligation – Disclose “Material” Events, Matters and Issues

•	The Company generally must disclose any “material” information about the Company in periodic regulatory reports with the SEC and Canadian securities regulators. Sometimes, the disclosure requirement is immediate, so this type of information should be reported as quickly as possible.

•	"Material Information" consists of both "material facts" and "material changes". A "material fact" means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the securities of the Company. A "material change" means a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Company, and may in some cases include a decision made by the board to implement such a change.

Disclose Forward-Looking Information - “Material” Trends and Uncertainties

•	The Company must disclose “material” known demands, commitments, events, trends or uncertainties that are likely to impact (favorably or unfavorably) the Company’s liquidity, capital resources, assets, revenues, costs or net income.

•	Management must be made fully aware of all sales, returns, leasing, borrowing, credit extension and other transactions in order to ensure that such transactions are properly reported and accounted for at the plant/sales team level.

•	Employees must remain aware of possible areas that could impact the Company’s condition or results and to report them to the appropriate persons. Examples include: significant changes in the Company’s business or operations; changes in general business or industry conditions; new litigation or claims involving the Company; environmental issues such as spills, leaching, regulatory investigations or reviews; warranty claims; and significant engineering issues in existing or anticipated projects.

Items that must be disclosed immediately within the Company

The following types of matters should always be reported immediately in accordance with these Disclosure Guidelines, regardless of amount or apparent significance (except as otherwise indicated), as they are the types of matters that could be of particular importance to the Company or could require an immediate regulatory filing with the SEC or Canadian securities regulators:

•	any actual or possible contract, warranty or similar claim or cost, other than in the ordinary course of performing a contract or arrangement;

•	any engineering issue on a product or project that is reasonably likely to result in a contract or warranty claim or similar claim or cost;

•	any litigation, arbitration or similar judicial or administrative proceeding that involves the Company;

•	any claim or potential claim that the Company is violating any third party’s intellectual property rights, or that any third party is violating the Company’s intellectual property rights;

•	any occurrence, accidental or otherwise, that results in the death, dismemberment or disability of an employee or a third party;

•	any investigation, audit or review by a governmental entity;

•	any incident of fraud or accounting or record keeping irregularity;

•	any transaction between the Company and one of its directors, officers or other management employees, including “indirect” transactions, such as a customer or supply relationship between the Company and another company in which one of the Company’s executives invests;

•	any breach of contract, either by the Company or the other party to a contract with the Company, that could result in a material loss or gain to the Company;

•	any impairment or potential write-off of an asset or assets that could result in a material loss to the Company;

•	entry into a material agreement not made in the ordinary course of business;1

•	termination of a material agreement not made in the ordinary course of business;

•	termination or reduction of a business relationship with a customer that generally accounts for 5% or more of the Company’s total revenues;

•	imposition or creation of a direct or contingent financial obligation that could be material to the Company; and

•	events triggering a direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

Exhibit III—Internal Accounting Controls Policy

InterOil Corporation

Internal Controls Policy

InterOil Corporation (the Company) maintains a system of internal controls over financial reporting, as defined in Rule 13a-15(f) of the U.S. Securities Exchange Act of 1934, as amended, (Internal Controls) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s Internal Controls are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and are effected by the Company’s Board of Directors, management and other personnel. The Internal Controls are managed by the General Manager – Audit who is responsible to the General Counsel, and functionally to the Chairman of the Audit Committee. The Company’s Internal Controls are intended to insure that the following objectives are met:

1.	Transactions are executed in accordance with management’s general or specific authorization.

2.	Transactions are recorded as necessary to:

(a)	Make and keep books, records, and accounts in reasonable detail to reflect accurately and fairly the transactions of the Company and the disposition of its assets.

(b)	Permit preparation of financial statements in conformity with accounting principles generally accepted in Canada and the United States as well as any other criteria applicable to such statements such as local statutory regulations or other government regulations.

3.	Adequate segregation of duties is maintained. The principal duties to segregate are transaction authorization, custody of assets and recording or reporting of transactions.

4.	Assets are safeguarded from loss by intentional acts and unintentional errors.

5.	Financial accounts are reconciled to supporting documentation at reasonable intervals and appropriate action is taken with respect to any differences.

GENERAL

For purposes hereof, the concept of “reasonable assurance” is based on two factors:

1.	The cost of the control should not exceed the benefits likely to be derived, and

2.	The evaluation of costs and benefits requires good faith estimates and judgments by the Company’s management. The Company’s system of Internal Controls, at a minimum, provides for the following:

(a)	a clear definition and communication of the delegation of authority and responsibility beginning with the Board of Directors and continuing successively to each level of management to manage risks and keep the business operating;

(b)	written policies and procedures that help ensure management directives are carried out, including a system of authorization, record keeping, and reporting to provide reasonable control over assets, liabilities, revenues, and expenses; and

(c)	monitoring the effectiveness of and compliance with the prescribed policies and procedures.

PROCEDURES

1.	A copy of this policy and procedure will be furnished to each senior member of operating management and to all accounting personnel.

2.	The General Manager Finance is responsible for the development and, as determined to be necessary or appropriate, documentation of corporate policies and procedures necessary for compliance with this policy, including necessary distribution and consultations to ensure employee knowledge and awareness.

3.	At least annually, the controller or accountant of each strategic business unit will review the unit’s policies and procedures pertaining to Internal Controls and make any changes necessary to maintain at least the minimum system of controls prescribed above.

4.	Any employee who has any questions regarding this policy or its application should discuss the matter with the Chief Financial Officer of the Company.

MONITORING COMPLIANCE

1.	It will be the responsibility of the Chief Financial Officer of the Company to ensure proper dissemination of and compliance with this policy and procedure.

2.	The controller or accountant of each strategic business unit and other appropriate employees, as designated by the Chief Financial Officer of the Company, will be required to confirm compliance with this policy at least annually. It will be the responsibility of the Chief Financial Officer to obtain and review these statements at least annually and to report to the Audit Committee of the Board of Directors of the Company the results of such reviews and compliance with this policy and procedure.

3.	The Audit Committee of the Board of Directors will, as part of regular auditing procedures, determine compliance with this policy and procedure and adequacy of documentation. At least annually, the results of such audits will be summarized and reported in writing to the Chief Executive Officer and Chief Financial Officer.

4.	In reporting on their examinations of the Company’s financial statements, the Company’s independent auditors will be requested to state whether or not anything has come to their attention in the course of such examination that has led them to believe that this policy and procedure is not being followed.

5.	Annually, the Company’s Form 40-F report will include a management report regarding internal controls, as required by Item 308 of Regulation S-K promulgated under the U.S. Securities Exchange Act of 1934. The Company’s independent auditors will be asked to attest to that report.

Exhibit IV—Filing Responsibility List

Below is a list of those persons within the Company responsible for either coordinating the preparation of, or reviewing, all or specified portions of the Company’s key periodic disclosures.

Document	Primary Preparer	Reviewers
Annual & Quarterly Financial Statements	General Manager - Finance	Chief Executive Officer Chief Financial Officer Senior Vice President Corporate Independent Auditors (Annual financial information)

MD&A	Controller

Chief Executive Officer

Chief Financial Officer

Senior Vice President Corporate

General Counsel

GMs and Business Unit Controllers (portions related to their business units)

Outside Securities Counsel

Independent Auditors (Annual financial information)

Form 40-F & Form 6-K	General Counsel	Chief Executive Officer Chief Financial Officer Senior Vice President Corporate Senior Vice President Investor Relations Outside Securities Counsel Independent Auditors (Annual financial information)

Annual Report	General Counsel	Chief Executive Officer Chief Financial Officer Senior Vice President Corporate General Counsel General Manager Finance Outside Securities Counsel Independent Auditors (Annual financial information)

Annual Information Form	General Counsel	Chief Executive Officer Chief Financial Officer Senior Vice President Corporate General Manager Finance Outside Securities Counsel Independent Auditors (Annual financial information)

Earnings Release	Chief Financial Officer	Chief Executive Officer General Counsel General Manager Finance Disclosure Controls and Procedures Committee Outside Securities Counsel Independent Auditors (Annual financial information)

Management Information Circular	General Counsel	Chief Executive Officer Chief Financial Officer Senior Vice President Corporate Outside Securities Counsel